Execution Version

INDENTURE

Dated as of June 5, 2019

Among

ELDORADO GOLD CORPORATION

THE GUARANTORS NAMED ON THE SIGNATURE PAGES HERETO

and

COMPUTERSHARE TRUST COMPANY, N.A.

U.S. Trustee

COMPUTERSHARE TRUST COMPANY OF CANADA

Canadian Trustee and Collateral Agent

9.500% SENIOR SECURED SECOND LIEN NOTES DUE 2024

TABLE OF CONTENTS

		Page
ARTICLE 1
DEFINITIONS AND INCORPORATION BY REFERENCE
Section 1.01	Definitions	1
Section 1.02	Other Definitions	31
Section 1.03	Rules of Construction	32
Section 1.04	Acts of Holders	33
Section 1.05	Québec Matters	34

-i-

ARTICLE 5
SUCCESSORS
Section 5.01	Merger, Amalgamation, Arrangement, Consolidation or Sale of All or Substantially All Assets	71
Section 5.02	Successor Entity Substituted	74

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ARTICLE 11
SATISFACTION AND DISCHARGE
Section 11.01	Satisfaction and Discharge	97
Section 11.02	Application of Trust Money	98

-iii-

		Page
Section 12.13	Parallel Debt	107
Section 12.14	Co-Collateral Agent	108
Section 12.15	Limitation of Liability of the Collateral Agent	108

Appendix A Provisions Relating to Initial Notes and Additional Notes

Exhibit A
Form of Note
Exhibit B
Form of Supplemental Indenture to Be Delivered by Subsequent Guarantors

-iv-

INDENTURE, dated as of June 5, 2019, among Eldorado Gold Corporation, a corporation governed by the Canada Business Corporations Act (the “Company”), the Guarantors (as defined herein) listed on the signature pages hereto and Computershare Trust Company, N.A., a national banking association duly organized and existing under the laws of the United States of America, as the U.S. Trustee, and Computershare Trust Company of Canada, a trust company established under the laws of Canada, as the Canadian Trustee and Collateral Agent.

W I T N E S S E T H

WHEREAS, the Company has duly authorized the creation of and issue of $300,000,000 aggregate principal amount of 9.500% Senior Secured Second Lien Notes due 2024 (the “Initial Notes”); and

WHEREAS, the Company and each of the Guarantors party hereto have duly authorized the execution and delivery of this Indenture.

NOW, THEREFORE, the Company, the Guarantors party hereto and the Trustees agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders.

ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01 Definitions.

“Acquired Indebtedness” means, with respect to any specified Person, Indebtedness (1) of any Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or (2) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, including any Indebtedness secured by a Lien encumbering any asset acquired by such specified Person. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary of the Company and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Additional Assets” means:

(1)           any property, plant, equipment or other asset (excluding working capital or current assets) to be used by the Company or any of its Restricted Subsidiaries in a Similar Business;

(2)           the Capital Stock of a Person that becomes a Restricted Subsidiary of the Company as a result of the acquisition of such Capital Stock by the Company or its Restricted Subsidiary; or

(3)           Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary of the Company;

provided, however, that, in the case of clauses (2) and (3) above, such Restricted Subsidiary is primarily engaged in a Similar Business.

“Additional Notes” means Notes (other than the Initial Notes) issued from time to time under this Indenture in accordance with Section 2.01 and Section 4.09, as part of the same series as the Initial Notes whether or not they bear the same CUSIP number.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) when used with respect to any Person means possession, directly or indirectly, of the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agent” means any Collateral Agent, Transfer Agent, Registrar or Paying Agent.

“Applicable Premium” means, with respect to a Note on any date of redemption, the greater of (as determined and calculated by the Company):

(1)           1.0% of the principal amount of such Note, and

(2)           the excess, if any, of (a) the present value as of such date of redemption of (i) the redemption price of such Note on December 1, 2021 (such redemption price being set forth in Section 3.07), plus (ii) all required interest payments due on such Note through December 1, 2021 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points, over (b) the then-outstanding principal amount of such Note.

“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition (including a Delaware LLC Division), or a series of related sales, leases, transfers, issuances or dispositions (including a Delaware LLC Division) that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares and shares issued to foreign nationals as required by law), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Company or any of its Restricted Subsidiaries, including any disposition by means of a merger, amalgamation, consolidation, arrangement or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1)           a disposition of assets by a Company’s Restricted Subsidiary to the Company or by the Company or any of its Restricted Subsidiaries to a Restricted Subsidiary of the Company;

(2)           a disposition of Cash Equivalents;

(3)           a disposition of inventory or other assets in the ordinary course of business or the disposition of an account receivable in connection with the collection or compromise thereof in the ordinary course of business;

(4)           a disposition of obsolete, damaged or worn out property or equipment or property or equipment that are no longer used or useful in the conduct of the business of the Company and its Restricted Subsidiaries;

(5)           the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to Section 5.01 or any disposition that constitutes a Change of Control pursuant to this Indenture;

(6)           an issuance of Capital Stock by a Company’s Restricted Subsidiary to the Company or to a Restricted Subsidiary of the Company;

(7)           any Permitted Investment or Restricted Payment in compliance with Section 4.07 and any disposition thereof;

(8)           dispositions of assets in a single transaction or a series of related transactions with an aggregate Fair Market Value of less than $50.0 million;

(9)           the creation of a Permitted Lien and dispositions in connection with Permitted Liens;

(10)           the issuance by a Restricted Subsidiary of the Company of Disqualified Stock or Preferred Stock that is permitted by Section 4.09;

(11)           the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Company and its Restricted Subsidiaries;

(12)           foreclosure on, or condemnation of, assets, including transfers of Capital Stock and other assets to government entities;

(13)           any sale of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(14)           the unwinding of any Hedging Obligations;

(15)           the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims;

(16)           any exchange of assets for assets (including a combination of assets (which assets may include Capital Stock or any securities convertible into, or exercisable or exchangeable for, Capital Stock, but which assets may not include any Indebtedness) and Cash Equivalents) related to a Similar Business of comparable or greater market value or usefulness to the business of the Company and its Restricted Subsidiaries, taken as a whole, which in the event of an exchange of assets with a Fair Market Value in excess of (a) $25.0 million shall be evidenced by an Officer’s Certificate and (b) $50.0 million shall be set forth in a resolution approved by at least a majority of the members of the Board of Directors of the Company; provided that the Company shall apply any Cash Equivalents received in any such exchange of assets as described in Section 4.10(b);

(17)           dispositions to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding agreements;

(18)           the abandonment, farm-out, lease, assignment, sub-lease, license or sub-license of any real or personal property in the ordinary course of business;

(19)           with respect to dispositions of metals (other than gold) pursuant to a royalty or metals streaming agreement, off-take agreements or similar transaction, payments made to the Company or a Restricted Subsidiary directly in respect of minerals or mineral credits delivered to the counterparty of such agreement pursuant to the terms of such agreement (excluding any front-end payments or deposits payable thereunder); and

(20)           dispositions of Capital Stock of Hellas Gold SA and/or Eldorado Gold (Greece) B.V. in exchange for binding commitments to make capital expenditures on or related to the assets of Hellas Gold SA.

“Average Life” means, as of the date of determination, with respect to any Indebtedness, Disqualified Stock or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

“beneficial ownership” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, and “beneficial owner” has a corresponding meaning.

“Board of Directors” means:

(1)           with respect to a corporation, the Board of Directors of the corporation or (other than for purposes of determining Change of Control) a committee of the Board of Directors;

(2)           with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3)           with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York, Vancouver, British Columbia, or where the Corporate Trust Office of either the U.S. Trustee or Canadian Trustee is located are authorized or required by law to close.

 “Canadian Guarantors” means Integra Gold Corp., Integra Gold (Québec) Inc. and each other Restricted Subsidiary organized under the laws of Canada or any province thereof that is or becomes a borrower or a guarantor under the Senior Credit Facility.

“Canadian Personal Property Collateral” means substantially all of the present and after acquired property and assets (including, without limitation, tangible and intangible personal property such as, among other assets, intellectual property, investment property, accounts receivable, inventory, equipment and contract rights) of each of the Company and the Canadian Guarantors.

“Canadian Securities Legislation” means all applicable securities laws in each of the provinces and territories of Canada, including, without limitation, the Province of British Columbia, and the respective regulations and rules under such laws together with applicable published rules, policy statements, blanket orders, instruments, rulings and notices of the regulatory authorities in such provinces or territories.

“Canadian Security Agreement” means the general security agreement, dated as of the Issue Date, among the Company, the Canadian Guarantors and the Collateral Agent, as may be amended, restated, amended and restated, supplemented, re-affirmed or otherwise modified from time to time.

“Canadian Trustee” means Computershare Trust Company of Canada, as the Canadian trustee, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

“Capital Expenditures” shall mean, with respect to any Person, all expenditures by such Person that, in accordance with IFRS, have been or should be reflected as purchases, additions, repairs or replacements to property, plant or equipment or similar items on the balance sheet of such Person (whether paid in cash or other consideration, financed by the incurrence of Indebtedness or accrued as a liability); provided that Capital Expenditures shall not include any portion of such expenditures financed with Indebtedness incurred pursuant to Section 4.09(b)(21).

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock and limited liability or partnership interests (whether general or limited), but excluding any debt securities convertible or exchangeable into such equity.

“Capitalized Lease Obligations” means an obligation that would have been required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with IFRS as in effect on December 31, 2018. The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with IFRS, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1)           Canadian dollars, U.S. dollars, Euros or, in the case of any foreign Subsidiary, such other local currencies held by it from time to time in the ordinary course of business;

(2)           securities issued or directly and fully Guaranteed or insured by the Canadian or U.S. government or any agency or instrumentality of Canada or the United States (provided that the full faith and credit of Canada or the United States, as applicable, is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(3)           marketable general obligations issued by any province in Canada or state of the United States or any political subdivision of any such province or state or any public instrumentality thereof maturing within one year from the date of acquisition and, at the time of acquisition, having a credit rating of “A” or better from either S&P or Moody’s, or carrying an equivalent rating by a nationally recognized Rating Agency, if both of the two named Rating Agencies cease publishing ratings of investments;

(4)           certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least “A-” or the equivalent thereof by S&P, or “A3” or the equivalent thereof by Moody’s, or carrying an equivalent rating by a nationally recognized Rating Agency, if both of the two named Rating Agencies cease publishing ratings of investments, and having combined capital and surplus in excess of $500.0 million;

(5)           repurchase obligations for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any bank meeting the qualifications specified in clause (4) above;

(6)           commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by S&P or “P-2” or the equivalent thereof by Moody’s, or carrying an equivalent rating by a nationally recognized Rating Agency, if both of the two named Rating Agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof;

(7)           interests in any investment company which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (6) above or a money market fund having a credit rating of “AA” or better from either S&P or Moody’s or carrying an equivalent rating by a nationally recognized Rating Agency, if both of the two named Rating Agencies cease publishing ratings of investments; and

(8)           in the case of Investments by any Restricted Subsidiary that is a Foreign Subsidiary, (x) such local currencies in those countries in which such Foreign Subsidiary transacts business from time to time in the ordinary course of business and (y) Investments similar to those described in the foregoing clauses (1) through (7) in countries in which such Foreign Subsidiary operates for short-term cash management purposes or required by governmental entities.

“Cash Management Agreements” means any agreement providing for treasury, depository, purchasing card or cash management services, including in connection with any automated clearing house transfer of funds or any similar transaction.

“CBCA” means the Canada Business Corporations Act.

“Change of Control” means:

(1)           any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company (or its successor by merger, consolidation, amalgamation, arrangement or purchase of all or substantially all of its assets); or

(2)           the merger, consolidation, amalgamation or arrangement of the Company with or into another Person or the merger, consolidation, amalgamation or arrangement of another Person with or into the Company or the merger, consolidation, amalgamation or arrangement of any Person with or into a Subsidiary of the Company, unless the holders of a majority of the aggregate voting power of the Voting Stock of the Company, immediately prior to such transaction, hold securities of the surviving or transferee Person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving or transferee Person; or

(3)           the sale, assignment, conveyance, transfer, lease or other disposition (other than by way of merger, consolidation, amalgamation or arrangement), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act); or

(4)           the adoption by the shareholders of the Company of a plan or proposal for the liquidation or dissolution of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means all the assets and properties (whether real, personal or otherwise) with respect to which any security interests or Liens have been granted (or purported to be granted) in favor of the Collateral Agent pursuant to any Collateral Document.

“Collateral Agent” means Computershare Trust Company of Canada, as the collateral agent under this Indenture, until a successor collateral agent replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

“Collateral Documents” means, collectively, the Canadian Security Agreement, the Dutch Pledge Agreements, the Turkish Pledge Agreement, the Deed of Hypothec, any security agreements, hypothecs, intellectual property security agreements, mortgages, collateral assignments, security agreement supplements, pledge agreements, bonds or any similar agreements, guarantees and each of the other agreements, instruments or documents that creates or purports to create a Lien or guarantee in favor of the Collateral Agent for its benefit and the benefit of the Trustees and the Holders of the Notes, in all or any portion of the Collateral, as amended, extended, renewed, restated, refunded, replaced, refinanced, supplemented, modified or otherwise changed from time to time.

“Commodity Agreement” means any commodity futures contract, commodity swap, commodity option or other similar agreement or arrangement entered into by the Company or any of its Restricted Subsidiaries designed to protect the Company or any of its Restricted Subsidiaries against fluctuations in the price of commodities actually produced or used in the ordinary course of business of the Company and its Restricted Subsidiaries.

“Common Stock” means with respect to any Person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock, whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Company” has the meaning set forth in the recitals hereto or any successor obligor to its obligations under this Indenture and the Notes pursuant to Article 5.

 “Consolidated Coverage Ratio” means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are internally available to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1)           if the Company or any of its Restricted Subsidiaries:

(a)           has Incurred any Indebtedness (other than Indebtedness that constitutes ordinary working capital borrowings) since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio includes an Incurrence of Indebtedness (other than Indebtedness that constitutes ordinary working capital borrowings), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving Debt Facility outstanding on the date of such calculation will be deemed to be:

(i)
the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding; or

(ii)
if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation), and the discharge of any other Indebtedness repaid, repurchased, redeemed, retired, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such repayment, redemption, retirement, defeasance or other discharge had occurred on the first day of such period; or

(b)           has repaid, repurchased, redeemed, retired, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio includes a repayment, redemption, retirement, defeasance or other discharge of Indebtedness (in each case, other than Indebtedness Incurred under any revolving Debt Facility unless such Indebtedness has been permanently repaid and the related commitment terminated and not replaced), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such repayment, redemption, retirement, defeasance or other discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such repayment, redemption, retirement, defeasance or other discharge had occurred on the first day of such period;

(2)           if since the beginning of such period, the Company or any of its Restricted Subsidiaries will have made any Asset Disposition or disposed of or discontinued (as defined under IFRS) any company, division, operating unit, segment, business, group of related assets or line of business or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is such an Asset Disposition:

(a)           the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets that are the subject of such disposition or discontinuation for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

(b)           Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any of its Restricted Subsidiaries repaid, repurchased, redeemed, retired, defeased or otherwise discharged (to the extent the related commitment is permanently reduced) with respect to the Company and its continuing Restricted Subsidiaries in connection with such transaction for such period (or, if the Capital Stock of any Restricted Subsidiary of the Company is sold or in the case of discontinued operations, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary or discontinued operations to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(3)           if since the beginning of such period the Company or any of its Restricted Subsidiaries (by merger, consolidation, amalgamation, arrangement or otherwise) will have made an Investment in any Restricted Subsidiary of the Company (or any Person that becomes a Restricted Subsidiary of the Company or is merged with or into the Company or any of its Restricted Subsidiaries) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, division, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(4)           if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary of the Company or was merged with or into the Company or any of its Restricted Subsidiaries since the beginning of such period) will have Incurred any Indebtedness or repaid, redeemed, retired, defeased or discharged any Indebtedness, made any disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clauses (1), (2) or (3) above if made by the Company or its Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such transaction occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of the Company, the interest rate shall be calculated by applying such optional rate chosen by the Company.

“Consolidated EBITDA” for any period means, with respect to any Person, the Consolidated Net Income of such Person for such period:

(1)           increased (without duplication) by the following items to the extent deducted in calculating such Consolidated Net Income:

(a)           Consolidated Interest Expense; plus

(b)           Consolidated Income Taxes; plus

(c)           consolidated amortization, depletion and depreciation expense; plus

(d)           consolidated impairment charges; plus

(e)           other non-cash charges reducing Consolidated Net Income, including any write-offs or write-downs (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was capitalized at the time of payment); plus

(f)           any expenses or charges related to any Equity Offering, Permitted Investment, merger, amalgamation, consolidation, arrangement, acquisition, disposition, recapitalization or the Incurrence of Indebtedness permitted to be Incurred by this Indenture (including a refinancing thereof) (whether or not successful), including (i) fees, expenses or charges related to the offering of the Notes and (ii) any amendment or other modification of the Notes; plus

(g)           any restructuring charges, integration costs or costs associated with establishing new facilities (which, for the avoidance of doubt, shall include retention, severance, relocation, workforce reduction, contract termination, systems establishment costs and facilities consolidation costs) certified by the chief financial officer of the Company and deducted (and not added back) in computing Consolidated Net Income; provided that the aggregate amount of all charges, expenses and costs added back under this clause (g) shall not exceed $20.0 million in any consecutive four-quarter period; plus

(h)           accretion of asset retirement obligations, net of cash payments for such asset retirement obligations;

(2)           decreased (without duplication) by non-cash items increasing Consolidated Net Income of such Person for such period (excluding the accrual of revenue in the ordinary course of business and any items which represent the reversal of any accrual of, or reserve for, anticipated cash charges that reduced Consolidated EBITDA in any prior period); and

(3)           increased or decreased (without duplication) to eliminate the following items to the extent reflected in Consolidated Net Income:

(a)           any net gain or loss resulting in such period from currency translation gains or losses; and

(b)           effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in any line item in such Person’s consolidated financial statements resulting from the application of purchase accounting in relation to any completed acquisition.

Notwithstanding the foregoing, clauses (1)(b) through (h) above relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (1)(b) through (h) above are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its shareholders.

“Consolidated Income Taxes” means, with respect to any Person for any period, taxes imposed upon such Person, or other payments required to be made by such Person, by any governmental authority which taxes or other payments are calculated by reference to the income or profits or capital of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), including, without limitation, federal, provincial and state franchise and similar taxes and foreign withholding taxes regardless of whether such taxes or payments are required to be remitted to any governmental authority.

“Consolidated Interest Expense” means, with respect to any Person, for any period, the total interest expense of such Person and its consolidated Restricted Subsidiaries, net of any interest income received by such Person and its consolidated Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense:

(1)           interest expense attributable to Capitalized Lease Obligations;

(2)           amortization of debt discount (including the amortization of original issue discount resulting from the issuance of Indebtedness at less than par) and debt issuance cost; provided, however, that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless such amortization of bond premium has otherwise reduced Consolidated Interest Expense;

(3)           non-cash interest expense, but any non-cash interest income or expense attributable to the movement in the mark-to-market valuation of Hedging Obligations or other derivative instruments shall be excluded from the calculation of Consolidated Interest Expense;

(4)           commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(5)           the interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries;

(6)           costs associated with entering into Hedging Obligations (including amortization of fees) related to Indebtedness;

(7)           interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

(8)           the product of (a) all dividends paid or payable, in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of such Person or on Preferred Stock of its Non-Guarantors payable to a party other than the Company or a Restricted Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined Canadian and U.S. federal, state, provincial, municipal and local statutory tax rate of such Person, expressed as a decimal, in each case on a consolidated basis and in accordance with IFRS;

(9)           Receivables Fees; and

(10)           the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are intended to be used by such plan or trust to pay interest or fees to any Person (other than the Company and its Restricted Subsidiaries) in connection with Indebtedness Incurred by such plan or trust.

For the purpose of calculating the Consolidated Coverage Ratio, the calculation of Consolidated Interest Expense shall include all interest expense (including any amounts described in clauses (1) through (10) above) relating to any Indebtedness of such Person or any of its Restricted Subsidiaries described in the final paragraph of the definition of “Indebtedness.”

For purposes of the foregoing, total interest expense will be determined (i) after giving effect to any net payments made or received by such Person and its Subsidiaries with respect to Interest Rate Agreements and (ii) exclusive of amounts classified as other comprehensive income in the balance sheet of such Person. Notwithstanding anything to the contrary contained herein, without duplication of clause (9) above, commissions, discounts, yield and other fees and charges Incurred in connection with any transaction pursuant to which such Person or its Restricted Subsidiaries may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Interest Expense.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its consolidated Restricted Subsidiaries determined on a consolidated basis in accordance with IFRS; provided, however, that there will not be included in such Consolidated Net Income:

(1)           any net income (loss) of any Person if such Person is not a Restricted Subsidiary of the Company or that is accounted for by the equity method of accounting, except that, subject to the limitations contained in clauses (3) through (12) below, the Company’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or any of its Restricted Subsidiaries as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary of the Company, to the limitations contained in clause (2) below);

(2)           solely for the purpose of determining the amount available for Restricted Payments under clause (D)(i) of Section 4.07(a) any net income (but not loss) of any Restricted Subsidiary of the Company (other than a Guarantor) if such Restricted Subsidiary is subject to prior government approval or other restrictions due to the operation of its charter or any agreement, instrument, judgment, decree, order, statute, rule or government regulation (which have not been waived), directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(a)           subject to the limitations contained in clauses (3) through (12) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary of the Company as a dividend or other distribution (subject, in the case of a dividend to another Restricted Subsidiary of the Company, to the limitation contained in this clause) to the extent not already included therein; and

(b)           the Company’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(3)           any gain or loss (less all fees and expenses relating thereto) realized upon sales or other dispositions of any assets of the Company or such Restricted Subsidiary, other than in the ordinary course of business, as determined in good faith by Senior Management;

(4)           any income or loss from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments;

(5)           any extraordinary or non-recurring gain or loss;

(6)           any unrealized net gain or loss resulting in such period from Hedging Obligations or other derivative instruments;

(7)           any net income or loss included in the consolidated statement of operations with respect to noncontrolling interests;

(8)           the cumulative effect of a change in accounting principles;

(9)           any non-cash goodwill or asset impairment charge in accordance with IFRS;

(10)           any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights to officers, directors or employees;

(11)           any net unrealized gain or loss (after any offset) resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any unrealized net loss or gain resulting from hedge agreements for currency exchange risk); and

(12)           to the extent covered by insurance and actually reimbursed, or, so long as the Company has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 90 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption; provided that (x) if net income is increased as a result of any amounts received from an insurer in respect of such a liability, casualty event or business interruption and the right to be so reimbursed was used in a prior period to increase Consolidated Net Income pursuant to this clause (12), such amounts received shall be excluded from Consolidated Net Income and (y) to the extent the actual reimbursement received is less than the expected reimbursement amount excluded in a prior period pursuant to this clause (12), Consolidated Net Income shall be reduced by the difference in the period in which such lower actual reimbursement amounts are received or in which a final judgment of a court of competent jurisdiction is made that the Company is entitled to no reimbursement.

Notwithstanding the foregoing, for the purpose of Section 4.07 only (other than Section 4.07(a)(4)(D)(iv)), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments or Similar Business Investments made by the Company and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments or Similar Business Investments from the Company and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments or Similar Business Investments by the Company or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under Section 4.07(a)(4)(C)(iv).

“Corporate Trust Office of the Trustee” means, as applicable, (i) the office of the U.S. Trustee at which the corporate trust business of the U.S. Trustee is principally administered, which at the date of this Indenture is located at 8742 Lucent Boulevard, Suite 225, Highlands Ranch, Colorado 80129, Attn: Corporate Trust; or (ii) the office of the Canadian Trustee at which the corporate trust business of the Canadian Trustee is principally administered, which at the date of this Indenture is located at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1.

 “Covered Jurisdiction” means each of the United States and Canada and the provinces therein.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.

“Custodian” means Computershare Trust Company, N.A., a national banking association, as custodian with respect to the Notes in global form, or any successor entity thereto.

“Debt Facility” means one or more debt facilities (including, without limitation, the Senior Credit Facility) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or issuances of debt securities evidenced by notes, debentures, bonds, indentures or similar instruments, in each case as amended, restated, modified, renewed, refunded, replaced or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (and whether or not with the original administrative agent, lenders or trustees or another administrative agent or agents, other lenders or trustees and whether provided under any credit or other agreement or indenture).

“Debt Facility Documents” means the collective reference to any Debt Facility, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified, in whole or in part, from time to time.

“Deed of Hypothec” means those certain deeds of hypothec, dated on or about the Issue Date, or such date as provided in Section 4.18, among the Canadian Guarantors, as grantors, and the Collateral Agent in its own capacity and as hypothecary representative (fondé de pouvoir) for the Canadian Trustee and the Holders of the Notes, as such deeds may be amended, restated, amended and restated, supplemented, re-affirmed or otherwise modified from time to time.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Definitive Note” means a certificated Initial Note or Additional Note (bearing the Restricted Notes Legend if the transfer of such Note is restricted by applicable law) that does not include the Global Notes Legend.

 “Delaware LLC” means any limited liability company organized or formed under the laws of the State of Delaware.

“Delaware LLC Division” means the statutory division of any Delaware LLC into two or more Delaware LLCs pursuant to Section 18-217 of the Delaware Limited Liability Company Act.

“Depositary” means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03 as the Depositary with respect to the Notes and any and all successors thereto appointed as Depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

“Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or any of its Restricted Subsidiaries in connection with an Asset Disposition that is designated as “Designated Non-Cash Consideration” pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption or payment of, on or with respect to such Designated Non-Cash Consideration.

“Discharge of Senior Lender Claims” means, except to the extent otherwise provided in the Intercreditor Agreement, the payment in full in cash (except for contingent indemnities and cost and reimbursement obligations to the extent no claim has been made) of (a) all Obligations in respect of all outstanding First Priority Obligations and, with respect to letters of credit or letter of credit guaranties outstanding thereunder, delivery of cash collateral or backstop letters of credit in respect thereof in compliance with the Senior Credit Facility, in each case after or concurrently with the termination of all commitments to extend credit thereunder and (b) any other First Priority Obligations that are due and payable or otherwise accrued and owing at or prior to the time such principal and interest are paid; provided that the Discharge of Senior Lender Claims shall not be deemed to have occurred if such payments are made with the proceeds of other First Priority Obligations that constitute an exchange or replacement for or a refinancing of such Obligations or First Priority Obligations.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)           matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2)           is convertible into or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company or its Restricted Subsidiaries (it being understood that upon such conversion or exchange it shall be an Incurrence of such Indebtedness or Disqualified Stock)); or

(3)           is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date 91 days after the earlier of the final maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company or its Restricted Subsidiaries to repurchase such Capital Stock upon the occurrence of a Change of Control or Asset Disposition (each defined in a substantially identical manner to the corresponding definitions in this Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or exchangeable or for which it is redeemable) provide that the Company or its Restricted Subsidiaries, as applicable, are not required to repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or exchangeable or for which it is redeemable) pursuant to such provision prior to compliance by the Company with Section 4.10 and Section 4.14 and such repurchase or redemption complies with Section 4.07.

“DTC” means The Depository Trust Company.

“Dutch Pledge Agreements” means (i) the pledge agreement, dated as of the Issue Date, among Eldorado Gold (Netherlands) B.V., as pledgor, SG resources B.V., as the company, and the Collateral Agent and (ii) the pledge agreement, dated as of the Issue Date, among Eldorado Gold (Netherlands) B.V., as pledgor, Eldorado Gold (Greece) B.V., as the company, and the Collateral Agent, in each case as may be amended, restated, amended and restated, supplemented, re-affirmed or otherwise modified from time to time.

“Dutch Subsidiary” means each of SG Resources B.V. and Eldorado Gold (Greece) B.V. as company under the applicable Dutch Pledge Agreement.

“Equity Offering” means a public offering or private placement for cash by the Company of its Common Stock, or options, warrants or rights with respect to its Common Stock, other than (1) any issuances pursuant to employee benefit plans or otherwise in compensation to officers, directors or employees, (2) an issuance to any Subsidiary or (3) any offering of Common Stock issued in connection with a transaction that constitutes a Change of Control.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Fair Market Value” means, with respect to any asset or liability, the fair market value of such asset or liability as determined by Senior Management of the Company in good faith; provided that if the fair market value exceeds $50.0 million, such determination shall be made by the Board of Directors of the Company or an authorized committee thereof in good faith (including as to the value of all non-cash assets and liabilities).

“Farm-Out Agreement” means an agreement whereby the Company or a Restricted Subsidiary has granted a Person an option to pay all or a share of the exploiting, exploring, gathering or other expenses of exploration, development, processing, gathering or production of gold, copper, zinc or other base or metals (which agreement may be subject to a maximum payment obligation, after which expenses are shared in accordance with the working or participation interests therein or in accordance with the agreement of the parties) or perform such exploiting, exploring or gathering in exchange for an option to acquire an ownership interest from the Company or a Restricted Subsidiary in the related property.

“First Lien Agent” means individually and/or collectively, (i) HSBC Bank Canada, in its capacity as Administrative Agent and Collateral Agent under the Senior Credit Facility, together with its successors in such capacity and (ii) any Person elected, designated or appointed as the administrative agent, trustee, collateral agent or similar representative with respect to documents evidencing any First Priority Obligations.

“First Priority Designated Agent” has the meaning given to such term in the Intercreditor Agreement.

“First Priority Indebtedness” means Indebtedness constituting First Priority Obligations.

“First Priority Liens” means all Liens that secure the First Priority Obligations.

“First Priority Obligations” means (i) any and all amounts payable under or in respect of the Senior Credit Facility and the other Debt Facility Documents as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Senior Credit Facility), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for Post-Petition Interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect of, in each case, to the extent secured by a Permitted Lien incurred or deemed incurred to secure Indebtedness constituting First Priority Indebtedness pursuant to clauses (1) or (29) of the definition of “Permitted Liens,” and (ii) all other Obligations of the Company or any of its Restricted Subsidiaries in respect of Hedging Obligations or Obligations in respect of cash management services in each case owing to a Person that is a holder of Indebtedness described in clause (i) above or an Affiliate of such holder at the time of entry into such Hedging Obligations or Obligations in respect of cash management services; provided that, to the extent not already party thereto, the holders of such First Priority Obligations or their duly appointed trustee, agent or other authorized representative shall execute a joinder to the Intercreditor Agreement.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state or territory or the District of Columbia thereof or under the federal laws of Canada or any province thereof and any direct or indirect Subsidiary of such Restricted Subsidiary.

“Future Second Priority Indebtedness” means any Indebtedness of the Company and/or the Guarantors that is secured by a Lien on the Collateral ranking equally and ratably with the Notes as permitted by the Indenture; provided that (i) the trustee, agent or other authorized representative for the holders of such Indebtedness (other than in the case of any Additional Notes) shall execute a joinder or amendment to the Canadian Security Agreement and any applicable Collateral Documents and the Intercreditor Agreement, as applicable, and (ii) the Company shall designate such Indebtedness as Future Second Priority Indebtedness.

“Government Securities” means securities that are (1) direct obligations of Canada or the United States for the timely payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of Canada or the United States the timely payment of which is unconditionally Guaranteed as a full faith and credit obligation of Canada or the United States, as the case may be, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depositary receipt.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)           to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2)           entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” will not include (i) endorsements for collection or deposit in the ordinary course of business or (ii) Liens permitted by clause (25) of the definition of “Permitted Liens.”

“Guarantor” means each of the Secured Guarantors, the Unsecured Guarantors and any other Restricted Subsidiary of the Company that provides a Note Guarantee after the Issue Date in accordance with this Indenture (or any successor obligor to any such Guarantor’s obligations under its respective Note Guarantee pursuant to Article 5); provided that upon release or discharge of any Restricted Subsidiary of the Company from its Note Guarantee in accordance with this Indenture, such Restricted Subsidiary shall cease to be a Guarantor.

“Guarantor Subordinated Obligation” means, with respect to a Guarantor, any Indebtedness of such Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is expressly subordinated in right of payment to the obligations of such Guarantor under its Note Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

“Holder” means a Person in whose name a Note is registered on the Registrar’s books.

“IFRS” means the international financial reporting standards as issued by the International Accounting Standards Board and as adopted by the Canadian Accounting Standards Board as in effect from time to time. All ratios and computations based on IFRS contained in this Indenture shall be computed in conformity with IFRS.

“Incur” means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company (whether by merger, consolidation, amalgamation or arrangement, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of the Company; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)           the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2)           the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)           the principal component of all obligations of such Person in respect of letters of credit, letters of guarantee, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of being drawn);

(4)           the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (including earn-out obligations) that are recorded as liabilities under IFRS, and which purchase price is due after the date of placing such property in service or taking delivery and title thereto, except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligation until the amount of such obligation becomes a liability on the balance sheet of such Person in accordance with IFRS;

(5)           Capitalized Lease Obligations of such Person;

(6)           the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Non-Guarantor, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7)           the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person (other than Liens permitted by clause (25) of the definition of “Permitted Liens”); provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

(8)           the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person (whether or not such items would appear on the balance sheet of the guarantor or obligor);

(9)           to the extent not otherwise included in this definition, obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such Obligation that would be payable by such Person at such time); and

(10)           to the extent not otherwise included in this definition, the amount of obligations outstanding under the legal documents entered into as part of a securitization transaction or series of securitization transactions that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a purchase outstanding relating to a securitization transaction or series of securitization transactions.

Notwithstanding the foregoing: (i) money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall not be deemed to be “Indebtedness”; provided that such money is held to secure the payment of such interest; (ii) obligations in respect of a Farm-Out Agreement shall not be deemed to be “Indebtedness”; (iii) obligations in respect of royalty or metals stream or similar transactions shall not be deemed to be “Indebtedness”; (iv) in connection with the purchase by the Company or any of its Restricted Subsidiaries of any business, the term “Indebtedness” will exclude indemnification or post-closing payment adjustments or earn-out or similar obligations to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that at the time of closing, the amount of any such payment is not determinable or not reflected as a liability on the balance sheet of the Company (excluding any notes thereto) and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter; (v) trade payables and other accrued liabilities incurred in the ordinary course of business shall not be deemed to be “Indebtedness”; and (vi) “Indebtedness” shall be calculated without giving effect to any increase or decrease in Indebtedness for any purpose under this Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness. For the avoidance of doubt, reclamation obligations are not and will not be deemed to be Indebtedness.

In addition, “Indebtedness” of the Company and its Restricted Subsidiaries shall include (without duplication) Indebtedness described in the first paragraph of this definition that would not appear as a liability on the balance sheet of the Company and its Restricted Subsidiaries if:

(1)           such Indebtedness is the obligation of a partnership or joint venture that is not a Subsidiary of the Company (a “Joint Venture”);

(2)           the Company or any of its Restricted Subsidiaries is a general partner of the Joint Venture (a “General Partner”); and

(3)           there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of the Company or any of its Restricted Subsidiaries (other than Liens permitted by clause (25) of the definition of “Permitted Liens”); and then such Indebtedness shall be included in an amount not to exceed:

(a)           the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of the Company or any of its Restricted Subsidiaries; or

(b)           if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to the Company or any of its Restricted Subsidiaries, if the Indebtedness is evidenced by a writing and is for a determinable amount.

“Indenture” means this Indenture dated as of June 5, 2019, among the Company, the Guarantors and Computershare Trust Company, N.A., a national banking association, as the U.S. Trustee, and Computershare Trust Company of Canada, as Canadian Trustee and Collateral Agent, as amended or supplemented from time to time.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing in Canada or the United States that is, in the good faith judgment of the Company, qualified to perform the task for which it has been engaged.

“Initial Notes” has the meaning set forth in the recitals hereto and includes any Notes issued in replacement thereof.

“Initial Purchasers” means BofA Securities, Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., HSBC Securities (USA) Inc. and National Bank of Canada Financial Inc.

“Insolvency Laws” shall mean the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada), the Winding-Up Act (Canada), each as amended, and any other applicable federal or provincial Canadian or foreign law relating to bankruptcy, insolvency, reorganization, liquidation, dissolution, arrangement, winding-up, or the composition or readjustment of debts.

“Intercreditor Agreement” means the intercreditor agreement among HSBC Bank Canada, as collateral agent under the Senior Credit Facility and the Collateral Agent, as it may be amended from time to time in accordance with this Indenture.

“interest” with respect to the Notes means interest with respect thereto.

“Interest Payment Date” means June 1 and December 1 of each year until the stated maturity of the Notes commencing on December 1, 2019.

“Interest Rate Agreement” means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers, suppliers or vendors in the ordinary course of business) or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit (other than a time deposit)) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS; provided that none of the following will be deemed to be an Investment:

(1)           Hedging Obligations entered into in the ordinary course of business and in compliance with this Indenture;

(2)           endorsements of negotiable instruments and documents in the ordinary course of business; and

(3)           an acquisition of assets, Capital Stock or other securities by the Company or a Subsidiary for consideration to the extent such consideration consists of Capital Stock (other than Disqualified Stock) of the Company.

For purposes of Section 4.07,

(1)           “Investment” will include the portion (proportionate to the Company’s equity interest in a Restricted Subsidiary of the Company that is to be designated an Unrestricted Subsidiary) of the Fair Market Value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary of the Company, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company’s aggregate “Investment” in such Subsidiary as of the time of such redesignation less (b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary of the Company;

(2)           any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer; and

(3)           if the Company or any of its Restricted Subsidiaries sells or otherwise disposes of any Voting Stock of any Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Capital Stock of such Subsidiary not sold or disposed of.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or any equivalent rating by any Rating Agency, in each case, with a stable or better outlook.

“Issue Date” means June 5, 2019.

“Leverage Ratio” means, as of any date of determination with respect to any Person, the ratio of (1) Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with IFRS) to (2) Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements prepared on a consolidated basis in accordance with IFRS are available. In the event that the Company or any of its Restricted Subsidiaries Incurs or redeems any Indebtedness subsequent to the commencement of the period for which the Leverage Ratio is being calculated but prior to the event for which the calculation of the Leverage Ratio is made, then the Leverage Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four fiscal quarter period. The Leverage Ratio shall be calculated in a manner consistent with the definition of “Consolidated Coverage Ratio,” including any pro forma adjustments to Consolidated EBITDA as set forth therein (including for acquisitions).

“Lien” means, with respect to any asset, any mortgage, hypothec, lien (statutory or otherwise), pledge, hypothecation, deed of trust, deemed trust, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded, registered, published or otherwise perfected or rendered opposable to third parties under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Limited Guarantee” means a Guarantee by a Person organized other than in the United States and Canada, the amount of which is limited in order to comply with or pursuant to applicable requirements of law in the jurisdiction of organization of the applicable Person with respect to the enforceability of such Guarantee.

“Moody’s” means Moody’s Investor Service, Inc., or any successor thereto that is a Nationally Recognized Statistical Rating Organization.

“Nationally Recognized Statistical Rating Organization” means a nationally recognized statistical rating organization within the meaning of Rule 436 under the Securities Act.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net cash proceeds from the sale or other disposition of any securities or other assets received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)           all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Canadian and U.S. federal, state, provincial, municipal and local taxes, and all foreign taxes, required to be paid or accrued as a liability under IFRS (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2)           all payments made on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3)           all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4)           the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with IFRS, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any of its Restricted Subsidiaries after such Asset Disposition.

“Net Cash Proceeds” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“Non-Guarantor” means any Restricted Subsidiary of the Company that is not a Guarantor.

“Non-Recourse Debt” means Indebtedness of a Person:

(1)           as to which neither the Company nor any of its Restricted Subsidiaries (a) provides any Guarantee or credit support of any kind (including any undertaking, Guarantee, indemnity, agreement or instrument that would constitute Indebtedness), other than Indebtedness secured by Liens permitted by clause (25) of the definition of “Permitted Liens,” or (b) is directly or indirectly liable (as a guarantor or otherwise), other than as a result of Indebtedness secured by Liens permitted by clause (25) of the definition of “Permitted Liens”;

(2)           no default with respect to which would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries, other than Indebtedness secured by Liens permitted by clause (25) of the definition of “Permitted Liens,” to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(3)           the explicit terms of which provide there is no recourse against any of the assets of the Company or its Restricted Subsidiaries, other than in respect of Liens permitted by clause (25) of the definition of “Permitted Liens.”

“Note Guarantee” means, individually, any Guarantee of payment of the Notes and the Company’s other Obligations under this Indenture or the Turkish Guarantee by a Guarantor pursuant to the terms of this Indenture and any supplemental indenture hereto, and, collectively, all such Guarantees.

“Notes” means the Initial Notes and any note authenticated and delivered under this Indenture. For all purposes of this Indenture, the term “Notes” shall also include any Additional Notes that may be issued under a supplemental indenture and notes to be issued or authenticated upon transfer, replacement or exchange of Notes.

“Notes Documents” means the Notes (including Additional Notes), the Note Guarantee, the Collateral Documents, the Intercreditor Agreement and this Indenture.

“Notes Secured Parties” means the Trustees, the Collateral Agent and the Holders of the Notes.

“Obligations” means any principal, interest (including any Post-Petition Interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such Post-Petition Interest is an allowed claim under applicable Insolvency Law, Canadian or U.S. federal or state law or under any foreign law), other monetary obligations, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and Guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Offer to Purchase” means an Asset Disposition Offer or a Change of Control Offer.

“Offering Memorandum” means the offering memorandum related to this offering of Notes dated May 21, 2019.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Operating Officer, any Executive Vice President, any Vice President, the Treasurer or the Secretary of the Company or, in the event that the Company is a partnership or a limited liability company that has no such officers, a person duly authorized under applicable law by the general partner, managers, members or a similar body to act on behalf of the Company. Officer of any Guarantor has a correlative meaning.

“Officer’s Certificate” means a certificate signed by an Officer of the Company or Guarantor, as the case may be, in accordance with Sections 13.04 and 13.05 hereto and any other certifications as may be specified herein, as applicable.

“Opinion of Counsel” means a written opinion from legal counsel who is licensed to practice in the applicable jurisdiction in accordance with Sections 13.04 and 13.05 hereto and any other opinions as may be specified herein, as applicable. The counsel may be an employee of, or counsel to, the Company or either of the Trustees.

“Parent” means, with respect to any Person, any other Person of which such Person is a direct or indirect Subsidiary.

“Permitted Investment” means an Investment by the Company or any of its Restricted Subsidiaries in:

(1)           the Company or a Restricted Subsidiary of the Company;

(2)           any Investment by the Company or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

(a)           such Person becomes a Restricted Subsidiary of the Company; or

(b)           such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any of its Restricted Subsidiaries, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation, amalgamation, arrangement or transfer;

(3)           cash and Cash Equivalents;

(4)           (a) endorsements for collection or deposit in the ordinary course of business and (b) receivables owing to the Company or any of its Restricted Subsidiaries created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)           payroll, travel, commission, entertainment, relocation and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)           loans or advances to employees, Officers or directors of the Company or any of its Restricted Subsidiaries in the ordinary course of business in an aggregate amount not in excess of $2.0 million at any one time outstanding;

(7)           any Investment acquired by the Company or any of any of its Restricted Subsidiaries:

(a)           in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or in satisfaction of judgments or otherwise in resolution or compromise of litigation, arbitration or disputes; or

(b)           as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)           Investments made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with Section 4.10 or as a result of any other disposition of assets not constituting an Asset Disposition;

(9)           Investments in existence on the Issue Date or made pursuant to contractual obligations described in the Offering Memorandum that are in existence on the Issue Date, or an Investment consisting of any extension, modification or renewal of any such Investment or such contractual obligation existing on the Issue Date; provided that the amount of any such Investment may be increased in such extension, modification or renewal only (a) as required by the terms of such Investment or (b) as otherwise permitted under this Indenture;

(10)           Currency Agreements, Interest Rate Agreements, Commodity Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with Section 4.09;

(11)           Guarantees issued in accordance with Section 4.09;

(12)           Investments made in connection with the funding of contributions under any non-qualified retirement plan or similar employee compensation plan in an amount not to exceed the amount of compensation expense recognized by the Company and its Restricted Subsidiaries in connection with such plans;

(13)           Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(14)           Similar Business Investments;

(15)           advances to or prepayments for asset purchases made pursuant to clause (2) of this definition, including advances and prepayments prior to the closing of any such acquisition;

(16)           other Investments by the Company or any of its Restricted Subsidiaries, together with all other Investments pursuant to this clause (16), in an aggregate amount at the time of such Investment not to exceed the greater of (x) $75.0 million and (y) 1.5% of Total Assets, at any one time outstanding (in each case, with the Fair Market Value of such Investment being measured at the time made and without giving effect to subsequent changes in value); provided that in no event shall any Investment be made in any Unrestricted Subsidiary in reliance upon this clause (16); and

(17)           repurchases of or other Investments in the Notes.

“Permitted Liens” means, with respect to any Person:

(1)           Liens securing Indebtedness and other obligations permitted to be Incurred under clause (1) of Section 4.09(b) which may at the option of the Company take the form of First Priority Indebtedness or Future Second Priority Indebtedness, and including interest, fees and other related Hedging Obligations and related banking services or cash management obligations and Liens on assets of Restricted Subsidiaries of the Company securing Guarantees of such Indebtedness and such other obligations of the Company;

(2)           pledges or deposits by such Person under workers’ compensation laws, unemployment insurance laws, pension laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States or Canadian government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3)           Liens imposed by law, including carriers’, warehousemen’s, mechanics’, materialmen’s and repairmen’s Liens, Incurred in the ordinary course of business;

(4)           Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or that are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to IFRS have been made in respect thereof;

(5)           Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances or similar obligations issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(6)           minor survey exceptions, encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7)           Liens securing Hedging Obligations that are not Incurred for speculative purposes (including the Hedging Obligations to the lenders and their respective affiliates under the Senior Credit Facility);

(8)           leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) that do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(9)           judgment Liens not giving rise to an Event of Default;

(10)           Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, mortgage financings, purchase money obligations or other payments Incurred to finance assets or property, plant or equipment (other than Capital Stock or other Investments) acquired, constructed, improved, leased, repaired or replaced in the ordinary course of business; provided that:

(a)           the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under this Indenture and does not exceed the cost of the assets or property so acquired, constructed or improved; and

(b)           such Liens are created within 365 days of construction, acquisition or improvement of such assets or property and do not encumber any other assets or property of the Company or any of its Restricted Subsidiaries other than such assets or property and assets affixed or appurtenant thereto;

(11)           Liens arising solely by virtue of any statutory or common law provisions relating to Liens in favor of trustees and escrow agents, banker’s Liens, margin Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository institution; provided that:

(a)           such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the U.S. Federal Reserve Board; and

(b)           such deposit account is not intended by the Company or any of its Restricted Subsidiaries to provide collateral to the depository institution;

(12)           Liens arising from Uniform Commercial Code or the Personal Property Security Act (British Columbia) (or similar statutes in other jurisdictions) financing statement filings regarding operating leases entered into by the Company and any of its Restricted Subsidiaries in the ordinary course of business;

(13)           Liens existing on the Issue Date (other than Liens permitted under clause (1) of this definition);

(14) Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary of the Company; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of the Company; provided, further, however, that any such Lien may not extend to any other property owned by the Company or any of its other Restricted Subsidiaries;

(15)           Liens on property at the time the Company or a Restricted Subsidiary of the Company acquired the property, including any acquisition by means of a merger, amalgamation, arrangement or consolidation with or into the Company or any of its Restricted Subsidiaries; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided, further, however, that such Liens may not extend to any other property owned by the Company or any of its Restricted Subsidiaries;

(16)           Liens securing Indebtedness or other obligations of a Restricted Subsidiary of the Company owing to the Company or another Restricted Subsidiary of the Company;

(17)           Liens securing the Notes and the Note Guarantees;

(18)           Liens securing Refinancing Indebtedness Incurred to refinance (as defined in “Refinancing Indebtedness”), as a whole or in part, Indebtedness that was previously so secured pursuant to clauses (10), (13), (14), (15), (17) and this clause (18) of this definition; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(19)           any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

(20)           Liens in favor of the Company or any of its Restricted Subsidiaries;

(21)           Liens under industrial revenue, municipal or similar bonds;

(22)           (a) Liens incurred in the ordinary course of business not securing Indebtedness for borrowed money and not in the aggregate materially detracting from the value of the properties of the Company and its Restricted Subsidiaries or the use of such properties in the operation of their business and (b) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(23)           Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(24)           deposits made in the ordinary course of business to secure liability to insurance carriers;

(25)           Liens on the Capital Stock or assets of an Unrestricted Subsidiary;

(26)           Liens on assets pursuant to merger, amalgamation or arrangement agreements, stock or asset purchase agreements and similar agreements in respect of the disposition of such assets;

(27)           Liens securing Cash Management Agreements and related Obligations entered into in the ordinary course of business;

(28)           Liens securing Indebtedness (other than Subordinated Obligations and Guarantor Subordinated Obligations), which may at the option of the Company take the form of Future Second Priority Indebtedness, but in no event shall be secured by Liens ranking senior to the Notes with respect to any of the Collateral, in an aggregate principal amount outstanding at any one time not to exceed the sum of (i) $50.0 million and (ii) $50.0 million; provided that the amount under clause (ii) shall only be available if at the time of Incurrence and after giving effect to the Incurrence of such Indebtedness on such date, the Secured Leverage Ratio of the Company would not exceed 2.5 to 1.0 on a pro forma basis;

(29)           Liens securing Indebtedness (other than Subordinated Obligations and Guarantor Subordinated Obligations), which may at the option of the Company take the form of First Priority Indebtedness or Future Second Priority Indebtedness; provided that at the time of Incurrence and after giving effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom on such date, on a pro forma basis the Secured Leverage Ratio of the Company would not exceed 2.0 to 1.0;

(30)           Liens on the assets of Non-Guarantors securing Indebtedness of any Non-Guarantor;

(31)           Liens granted in connection with royalty or metals stream, off-take arrangements or similar transactions that are customary in the mining business (as determined in good faith by the Company);

(32)           the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise, grant or permit acquired or by any statutory provision to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(33)           all reservations in the original grant of mineral rights in any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(34)           Liens on deposit accounts or other funds consisting solely of loan proceeds for Project Finance Debt maintained with the depository institution making such loan;

(35)           rights reserved to or vested in governmental authorities by law, statutory Liens incurred or pledges or deposits made in favor of a governmental authority to secure the performance of obligations of the Company or any Restricted Subsidiary under any environmental laws to which any assets of the Company or any Restricted Subsidiary is subject; and

(36)           Liens securing Project Finance Debt; provided that the property over which any such Lien is granted consists solely of assets or revenues of the project for which the Project Finance Debt was incurred.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Post-Petition Interest” means any interest or entitlement to fees or expenses or other charges that accrue after the commencement of any bankruptcy or insolvency proceeding, whether or not allowed or allowable as a claim in any such bankruptcy or insolvency proceeding.

“PPSA” means the Personal Property Security Act (or similar legislation) in an applicable province or territory.

“Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends upon liquidation, dissolution or winding up.

“Project Finance Debt” means any Indebtedness incurred to finance or refinance the construction, development and/or operation of assets at the Skouries or Perama Hill projects in Greece.

“Québec Collateral” means substantially all of the property and assets (including, without limitation, tangible and intangible personal property such as, among other assets, intellectual property, investment property, accounts receivable, inventory, equipment and contract rights and including all real estate (immovable property) and mining rights) of each of the Canadian Guarantors.

“Rating Agency” means each of S&P and Moody’s or, if S&P or Moody’s or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors) which shall be substituted for S&P or Moody’s or both, as the case may be.

“Receivable” means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit and shall include, in any event, any items of property that would be classified as an “account,” “chattel paper,” “payment intangible” or “instrument” under the Uniform Commercial Code as in effect in the State of New York and any “supporting obligations” as so defined.

“Receivables Fees” means any fees or interest paid to purchasers or lenders providing the financing in connection with a securitization transaction, factoring agreement or other similar agreement, including any such amounts paid by discounting the face amount of Receivables or participations therein transferred in connection with a securitization transaction, factoring agreement or other similar arrangement, regardless of whether any such transaction is structured as on-balance sheet or off-balance sheet or through a Restricted Subsidiary of the Company or an Unrestricted Subsidiary.

“Record Date” for the interest payable on any applicable Interest Payment Date means May 15 or November 15 (whether or not a Business Day) preceding such Interest Payment Date.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance,” “refinances” and “refinanced” shall each have a correlative meaning) any Indebtedness including Indebtedness that refinances Refinancing Indebtedness; provided, however, that:

(1)           (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;

(2)           the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3)           such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums, defeasance costs and fees and expenses Incurred in connection therewith);

(4)           to the extent such Refinancing Indebtedness is Secured Indebtedness, the Liens securing such Refinancing Indebtedness shall have a Lien priority equal to or junior to the Liens securing the Indebtedness being refunded, refinanced, replaced, redeemed, repurchased or retired;

(5)           if the Indebtedness being refinanced is subordinated in right of payment to the Notes or the Note Guarantees, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Note Guarantees on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being refinanced; and

(6)           Refinancing Indebtedness shall not include Indebtedness of a Non-Guarantor that refinances Indebtedness of the Company or a Guarantor.

“Responsible Officer” means with respect to either the Trustee or the Collateral Agent, any officer assigned to the corporate trust office of such Trustee or Collateral Agent, or any other officer of such Trustee or Collateral Agent, customarily performing functions similar to those performed by any of the above designated officers and having direct responsibility for the administration of the Indenture, Collateral Documents or Intercreditor Agreement, and also, with respect to a particular matter, any other officer to whom such matter is referred because of such officer’s knowledge of and familiarity with the particular subject.

 “Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person (or if no such Person is specified, the Company) that is not an Unrestricted Subsidiary.

“S&P” means S&P Global Ratings, a business unit of Standard & Poor’s Financial Services LLC, or any successor thereto that is a Nationally Recognized Statistical Rating Organization.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Priority Indebtedness” means Indebtedness constituting Second Priority Obligations.

“Second Priority Liens” means all Liens in favor of the Collateral Agent on Collateral securing the Second Priority Obligations.

“Second Priority Obligations” means all Obligations of the Company and the Guarantors under the Notes, the Indenture and the Collateral Documents and all Obligations in respect of the Future Second Priority Indebtedness.

“Secured Guarantors” means Eldorado Gold (Netherlands) B.V., SG Resources B.V., Integra Gold Corp. and Integra Gold (Québec) Inc. and each Restricted Subsidiary of the Company formed or acquired after the Issue Date that is a borrower or guarantor under the Senior Credit Facility that provides a Note Guarantee pursuant to the terms of the Indenture on a secured basis; provided that upon release or discharge of any Restricted Subsidiary of the Company from its Note Guarantee in accordance with the Indenture, such Restricted Subsidiary shall cease to be a Secured Guarantor.

“Secured Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries secured by a Lien on assets of the Company or such Restricted Subsidiary, excluding Capital Stock or Indebtedness of an Unrestricted Subsidiary or any right, title or interests relating thereto, including any rights under any relevant shareholder, voting trust, joint venture or other agreement or instrument.

“Secured Leverage Ratio” means, as of any date of determination with respect to any Person, the ratio of (1) Secured Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with IFRS) to (2) Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements prepared on a consolidated basis in accordance with IFRS are available; provided, however, that solely for purposes of the calculation of the Secured Leverage Ratio, in connection with the incurrence of any Lien pursuant to clause (29) of the definition of “Permitted Liens,” the Company and its Restricted Subsidiaries must treat the maximum amount of Indebtedness that is permitted to be incurred pursuant to Section 4.09(b)(1) at the time of such calculation as being Incurred and outstanding at such time. In the event that the Company or any of its Restricted Subsidiaries Incurs or redeems any Secured Indebtedness subsequent to the commencement of the period for which the Secured Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Leverage Ratio is made, then the Secured Leverage Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four fiscal quarter period. The Secured Leverage Ratio shall be calculated in a manner consistent with the definition of “Consolidated Coverage Ratio,” including any pro forma adjustments to Consolidated EBITDA as set forth therein (including for acquisitions).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Facility” means the Third Amended and Restated Credit Agreement, dated as of May 13, 2019 among the Company, as borrower, the guarantors parties thereto, HSBC Bank Canada, as Administrative Agent, and the other parties thereto from time to time, as the same may be amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (including replacing the borrowers or increasing the amount loaned thereunder; provided that such additional Indebtedness is Incurred in accordance with the covenant described under Section 4.09).

“Senior Management” means the chief executive officer and the chief financial officer of the Company.

“Significant Subsidiary” means any Restricted Subsidiary of the Company that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC, determined as of the date of the latest audited consolidated financial statements of the Company and its Restricted Subsidiaries.

“Similar Business” means any business conducted or proposed to be conducted by the Company and its Restricted Subsidiaries on the Issue Date or any other business that is similar, reasonably related, incidental or ancillary thereto; provided that in no event shall an Unrestricted Subsidiary constitute a Similar Business for purposes of this definition.

“Similar Business Investments” means Investments made in (1) the ordinary course of, or of a nature that are customary in, the mining business as a means of exploiting, exploring for, acquiring, developing, processing, gathering, producing, transporting or marketing gold, copper, zinc or other base or precious metals used, useful or created in the mining business, including through agreements, acquisitions, transactions, interests or arrangements which permit one to share (or have the effect of sharing) risks or costs, comply with regulatory requirements regarding ownership or satisfy other customary objectives in the mining business, and in any event including, without limitation, Investments made in connection with or in the form of (i) direct or indirect ownership interests in mining properties, gathering or upgrading systems or facilities and (ii) operating agreements, development agreements, area of mutual interest agreements, pooling agreements, service contracts, joint venture agreements, partnership or limited liability company agreements (whether general or limited), or other similar or customary agreements, transactions, properties, interests or arrangements, and Investments and expenditures in connection therewith or pursuant thereto; and (2) Persons engaged in a Similar Business; provided that in no event shall any Investment in an Unrestricted Subsidiary constitute a Similar Business Investment for purposes of this definition.

“Stated Maturity” means, with respect to any security, the date specified in the agreement governing or certificate relating to such Indebtedness as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but not including any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) that is subordinated or junior in right of payment to the Notes pursuant to a written agreement.

“Subsidiary” of any Person means (1) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or Persons performing similar functions) or (2) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (1) and (2), at the time owned or controlled, directly or indirectly, by (a) such Person, (b) such Person and one or more Subsidiaries of such Person or (c) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.

“Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries on a consolidated basis determined in accordance with IFRS, as shown on the most recent consolidated balance sheet of the Company; provided that, for purposes of calculating “Total Assets” for purposes of testing the covenants under this Indenture in connection with any transaction, the total consolidated assets of the Company and its Restricted Subsidiaries shall be adjusted to reflect any acquisitions and dispositions of assets that have occurred during the period from the date of the applicable balance sheet through the applicable date of determination.

“Treasury Rate” means the weekly average (for the most recently completed week for which such information is available as of the date that is two Business Days prior to the redemption date) of the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the Federal Reserve Statistical Release H.15 with respect to each applicable day during such week (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to December 1, 2021; provided, however, that if the period from the redemption date to December 1, 2021 is not equal to the constant maturity of a United States Treasury security for which a yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to December 1, 2021 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trustees” means the U.S. Trustee and the Canadian Trustee.

“Tüprag” means Tüprag Metal Madencilik San ve Tic A.Ş.

“Turkish Guarantee” means that certain Turkish-law governed guarantee, dated as of June 5, 2019, between Tüprag in favor of the Collateral Agent.

“Turkish Pledge Agreement” means the share pledge agreement, dated as of the Issue Date, between SG Resources B.V., as pledgor, establishing a second ranking pledge over its ownership of the Capital Stock of Tüprag, and the Collateral Agent, as pledgee, as may be amended, restated, amended and restated, supplemented, re-affirmed or otherwise modified from time to time.

“Uniform Commercial Code” or “UCC” means the New York Uniform Commercial Code as in effect from time to time.

“Unrestricted Subsidiary” means:

(1)           any Subsidiary of the Company which at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2)           any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, consolidation, amalgamation, arrangement or Investment therein) to be an Unrestricted Subsidiary only if:

(1)           such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2)           such designation and the Investment of the Company in such Subsidiary complies with Section 4.07;

(3)           such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Subsidiaries; and

(4)           on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company or any of its Restricted Subsidiaries that would not be permitted under Section 4.11.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustees by filing with each of the Trustees a resolution of the Board of Directors of the Company giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture, and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Company could Incur at least $1.00 of additional Indebtedness pursuant to Section 4.09(a) on a pro forma basis taking into account such designation.

“Unsecured Guarantors” means Tüprag, Eldorado Gold (Greece) B.V. and each Restricted Subsidiary formed or acquired after the Issue Date that is a borrower or guarantor under the Senior Credit Facility that provides a Note Guarantee pursuant to the terms of the Indenture on an unsecured basis; provided that upon release or discharge of any Restricted Subsidiary of the Company from its Note Guarantee in accordance with the Indenture, such Restricted Subsidiary shall cease to be an Unsecured Guarantor.

“U.S. Trustee” means Computershare Trust Company, N.A., a national banking association, as the U.S. trustee, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors, managers or trustees, as applicable, of such Person.

“Wholly Owned Subsidiary” means a Restricted Subsidiary of the Company, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

Section 1.02 Other Definitions.

Term	Defined in Section
“2020 CapEx Amount”	4.16
“Acceptable Commitment”	4.10(b)
“Additional Amounts”	2.13(b)
“Additional Hypothec”	4.18(a)
“Additional Québec Properties”	4.18(a)
“Agent Members”	2.1(c) of Appendix A
“Affiliate Transaction”	4.11(a)
“Applicable Procedures”	1.1(a) of Appendix A
“Asset Disposition Offer”	4.10(c)
“Asset Disposition Offer Amount”	3.10(b)
“Asset Disposition Purchase Date”	3.10(b)
“Authentication Order”	2.02(c)
“Canadian Restricted Legend”	2.3(d) of Appendix A
“CapEx Cap”	4.16
“Change of Control Offer”	4.14(a)
“Change of Control Payment”	4.14(a)
“Change of Control Payment Date”	4.14(a)
“Clearstream”	1.1(a) of Appendix A
“Covenant Defeasance”	8.03
“Definitive Notes Legend”	2.3(d) of Appendix A
“Euroclear”	1.1(a) of Appendix A
“Event of Default”	6.01(a)
“Excess Proceeds”	4.10(c)(1)
“Expiration Date”	1.04(j)
“Global Note”	2.1(b) of Appendix A
“Global Notes Legend”	2.3(d) of Appendix A
“Hypothecary Representative”	12.12
“Indemnified Tax”	2.13(b)
“Judgment Currency”	13.19
“Legal Defeasance”	8.02(a)
“MD&A”	4.03(a)
“Note Register”	2.03(a)
“Original Hypothec”	4.18(a)(2)
“Original Obligations”	12.13
“Parallel Debt Obligations”	12.13
“Paying Agent”	2.03(a)

“payment default”	6.01(a)
“Payor”	2.13(b)
“PRRIMR”	4.18(c)
“QIB”	1.1(a) of Appendix A
“Registrar”	2.03(a)
“Regulation S”	1.1(a) of Appendix A
“Regulation S Global Note”	2.1(b) of Appendix A
“Regulation S Notes”	2.1(a) of Appendix A
“Reinstatement Date”	4.17(b)
“Relevant Taxing Jurisdiction”	2.13(a)
“Restricted Payment”	4.07(a)
“Restricted Notes Legend”	2.3(d) of Appendix A
“RRRSRD”	4.18(c)
“Rule 144”	1.1(a) of Appendix A
“Rule 144A”	1.1(a) of Appendix A
“Rule 144A Global Note”	2.1(b) of Appendix A
“Rule 144A Notes”	2.1(a) of Appendix A
“Successor Company”	5.01(a)
“Successor Guarantor”	5.01(c)
“Suspended Covenants”	4.17(a)
“Suspension Period”	4.17(b)
“Taxes”	2.13(a)
“Transfer Agent”	2.03(a)
“U.S. person”	1.1(a) of Appendix A

Section 1.03  Rules of Construction.

Unless the context otherwise requires:

(1) a term defined in Section 1.01 or 1.02 has the meaning assigned to it therein;

(2) an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;

(3) “or” is not exclusive;

(4) words in the singular include the plural, and words in the plural include the singular;

(5) unless the context otherwise requires, any reference to an “Appendix,” “Article,” “Section,” “clause,” “Schedule” or “Exhibit” refers to an Appendix, Article, Section, clause, Schedule or Exhibit, as the case may be, of this Indenture;

(6) the words “herein,” “hereof” and other words of similar import refer to this Indenture as a whole and not any particular Article, Section, clause or other subdivision;

(7) the words “including,” “includes” and other words of similar import shall be deemed to be followed by “without limitation”;

(8) references to sections of, or rules under, the Securities Act or the Exchange Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the SEC from time to time;

(9) unless otherwise provided, references to agreements and other instruments shall be deemed to include all amendments and other modifications to such agreements or instruments, but only to the extent such amendments and other modifications are not prohibited by the terms of this Indenture;

(10) in the event that a transaction meets the criteria of more than one category of permitted transactions or listed exceptions, the Company may classify such transaction as it, in its sole discretion, determines; and

(11) $ or dollars means U.S. Dollars unless otherwise expressly provided.

Section 1.04  Acts of Holders.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the applicable Trustee and, where it is hereby expressly required, to the Company and the Guarantors. Proof of execution of any such instrument or of a writing appointing any such agent, or the holding by any Person of a Note, shall be sufficient for any purpose of this Indenture and (subject to Section 7.01) conclusive in favor of the Trustees, the Company and the Guarantors, if made in the manner provided in this Section 1.04.

(b) The fact and date of the execution by any Person of any such instrument or writing may be proved (1) by the affidavit of a witness of such execution or by the certificate of any notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof or (2) in any other manner deemed reasonably sufficient by the applicable Trustee. Where such execution is by or on behalf of any legal entity other than an individual, such certificate or affidavit shall also constitute proof of the authority of the Person executing the same. The authority of the Person executing the same may also be proved in any other manner deemed reasonably sufficient by the Trustees.

(c) The ownership of Notes shall be proved by the Note Register.

(d) Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of any action taken, suffered or omitted by either of the Trustees, the Company or the Guarantors in reliance thereon, whether or not notation of such action is made upon such Note.

(e) The Company may set a record date for purposes of determining the identity of Holders entitled to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, or to vote on any action authorized or permitted to be taken by Holders; provided that the Company may not set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in clause (f) below. If any record date is set pursuant to this clause (e), the Holders on such record date, and only such Holders, shall be entitled to make, give or take such request, demand, authorization, direction, notice, consent, waiver or other action (including revocation of any action), whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Notes, or each affected Holder, as applicable, on such record date. Promptly after any record date is set pursuant to this paragraph, the Company, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustees in writing and to each Holder in the manner set forth in Section 12.02.

(f) The U.S. Trustee may set any day as a record date for the purpose of determining the Holders entitled to join in the giving or making of (1) any notice of default under Section 6.01(a), (2) any declaration of acceleration referred to in Section 6.02, (3) any direction referred to in Section 6.05 or (4) any request to pursue a remedy referred to in Section 6.06(2). If any record date is set pursuant to this paragraph, the Holders on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Notes or each affected Holder, as applicable, on such record date. Promptly after any record date is set pursuant to this paragraph, the U.S. Trustee, at the Company’s expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Company and to each Holder in the manner set forth in Section 12.02.

(g) Without limiting the foregoing, a Holder entitled to take any action hereunder with regard to any particular Note may do so with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents, each of which may do so pursuant to such appointment with regard to all or any part of such principal amount. Any notice given or action taken by a Holder or its agents with regard to different parts of such principal amount pursuant to this paragraph shall have the same effect as if given or taken by separate Holders of each such different part.

(h) Without limiting the generality of the foregoing, a Holder, including a Depositary that is the Holder of a Global Note, may make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action under this Indenture to be made, given or taken by Holders, and a Depositary that is the Holder of a Global Note may provide its proxy or proxies to the beneficial owners of interests in any such Global Note through such Depositary’s standing instructions and customary practices.

(i) The Company may fix a record date for the purpose of determining the Persons who are beneficial owners of interests in any Global Note held by a Depositary entitled under the procedures of such Depositary, if any, to make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action under this Indenture to be made, given or taken by Holders; provided that if such a record date is fixed, only the beneficial owners of interests in such Global Note on such record date or their duly appointed proxy or proxies shall be entitled to make, give or take such request, demand, authorization, direction, notice, consent, waiver or other action, whether or not such beneficial owners remain beneficial owners of interests in such Global Note after such record date. No such request, demand, authorization, direction, notice, consent, waiver or other action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiration Date.

(j) With respect to any record date set pursuant to this Section 1.04, the party hereto that sets such record date may designate any day as the “Expiration Date” and from time to time may change the Expiration Date to any earlier or later day; provided that no such change shall be effective unless notice of the proposed new Expiration Date is given to the other party hereto in writing, and to each Holder of Notes in the manner set forth in Section 12.02, on or prior to both the existing and the new Expiration Date. If an Expiration Date is not designated with respect to any record date set pursuant to this Section 1.04, the party hereto which set such record date shall be deemed to have initially designated the 30th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this clause (j).

Section 1.05 Québec Matters.

For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Indenture may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall include “movable property”, (b) “real property” or “real estate” shall include “immovable property”, (c) “tangible property” shall include “corporeal property”, (d) “intangible property” shall include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall include a “hypothec”, “right of retention”, “prior claim” , “reservation of ownership” and a resolutory clause, (f) all references to filing, perfection, priority, remedies, registering or recording under the Uniform Commercial Code or a Personal Property Security Act shall include publication under the Civil Code of Québec, (g) all references to “perfection” of or “perfected” liens or security interest shall include a reference to an “opposable” or “set up” hypothec as against third parties, (h) any “right of offset”, “right of setoff” or similar expression shall include a “right of compensation”, (i) “goods” shall include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall include a “mandatary”, (k) “construction liens” or “mechanics, materialmen, repairmen, construction contractors or other like Liens” shall include “legal hypothecs” and “legal hypothecs in favour of persons having taken part in the construction or renovation of an immovable”, (l) “joint and several” shall include “solidary”, (m) “gross negligence or wilful misconduct” shall be deemed to be “intentional or gross fault”, (n) “beneficial ownership” shall include “ownership on behalf of another as mandatary”, (o) “easement” shall include “servitude”, (p) “priority” shall include “rank” or “prior claim”, as applicable (q) “survey” shall include “certificate of location and plan”, (r) “state” shall include “province”, (s) “fee simple title” shall include “absolute ownership” and “ownership” (including ownership under a right of superficies), (t) “accounts” shall include “claims”, (u) “legal title” shall include “holding title on behalf of an owner as mandatory or prete-nom”, (v) “ground lease” shall include “emphyteusis” or a “lease with a right of superficies, as applicable, (w) “leasehold interest” shall include a “valid lease”, (x) “lease” shall include a “leasing contract” and (y) “guarantee” and “guarantor” shall include “suretyship” and “surety”, respectively. The parties hereto confirm that it is their wish that this Indenture and any other document executed in connection with the transactions contemplated herein be drawn up in the English language only and that all other documents contemplated thereunder or relating thereto, including notices, may also be drawn up in the English language only. Les parties aux présentes confirment que c’est leur volonté que cette convention et les documents y afférents soient rédigés en langue anglaise seulement et que tous les documents, y compris tous avis, envisagés par cette convention et les autres documents peuvent être rédigés en langue anglaise seulement.

ARTICLE 2

THE NOTES

Section 2.01 Form and Dating; Terms.

(a) The Notes and the U.S. Trustee’s certificate of authentication shall each be substantially in the form of Exhibit A hereto, which is hereby incorporated in and expressly made a part of this Indenture. The Notes may have notations, legends or endorsements required by law, rules or agreements with national securities exchanges to which the Company or any Guarantor is subject, if any, or general usage (provided that any such notation, legend or endorsement is in a form acceptable to the Company but which notation, legend or endorsement does not affect the rights, duties or obligations of either of the Trustees). Each Note shall be dated the date of its authentication. The Notes shall be in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

(b) The aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is unlimited.

The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this Indenture, and the Company, the Guarantors and the Trustees, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

The Notes shall be subject to repurchase by the Company pursuant to an Asset Disposition Offer as provided in Section 4.10 or a Change of Control Offer as provided in Section 4.14, and otherwise as not prohibited by this Indenture. The Notes shall not be redeemable other than as provided in Article 3.

Additional Notes ranking pari passu with the Initial Notes may be created and issued from time to time by the Company without notice to or consent of the Holders and shall be consolidated with and form a single class with the Initial Notes and shall have the same terms as to status, redemption or otherwise (other than issue date, issue price and, if applicable, the first interest payment date and the initial interest accrual date) as the Initial Notes; provided that the Company’s ability to issue Additional Notes shall be subject to the Company’s compliance with Section 4.09 and Section 4.12. Any Additional Notes shall be issued under and pursuant to an indenture supplemental to this Indenture and in accordance with Section 2.02.

In authenticating and delivering the Initial Notes, Additional Notes and any other Notes issued pursuant to this Indenture, the U.S. Trustee shall receive and shall be fully protected in conclusively relying upon, in addition to the Opinion of Counsel and Officer’s Certificate required by Section 12.04, an Opinion of Counsel (i) as to the due authorization, execution, delivery, validity and enforceability of such Notes, (ii) stating that the execution and delivery by the Company of such Notes does not violate applicable law and (iii) such other matters as the U.S. Trustee shall reasonably request.

Section 2.02 Execution and Authentication.

(a) At least one Officer shall execute the Notes on behalf of the Company by manual or facsimile signature. If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

(b) A Note shall not be entitled to any benefit under this Indenture or be valid or obligatory for any purpose until authenticated substantially in the form of Exhibit A attached hereto by the manual signature of an authorized signatory of the U.S. Trustee. The signature shall be conclusive evidence that the Note has been duly authenticated and delivered under this Indenture.

(c) On the Issue Date, the U.S. Trustee shall, upon receipt of a written order of the Company signed by an Officer (an “Authentication Order”) and together with an Opinion of Counsel and Officer’s Certificate reasonably acceptable to the U.S. Trustee, authenticate and deliver the Initial Notes. The U.S. Trustee shall be fully protected and shall incur no liability for failing to take any action with respect to the delivery of any Notes unless and until it has received such Authentication Order, Opinion of Counsel and Officer’s Certificate. In addition, at any time and from time to time, the U.S. Trustee shall, upon receipt of an Authentication Order, authenticate and deliver any Global Notes, any Definitive Notes, any Additional Notes, any replacement Notes to be issued pursuant to Section 2.07, any temporary Notes pursuant to Section 2.10 or any Notes issuable following a redemption or repurchase by the Company pursuant to the terms of this Indenture in an aggregate principal amount specified in such Authentication Order for such Notes issued hereunder.

(d) The U.S. Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the U.S. Trustee may do so. Each reference in this Indenture to authentication by the U.S. Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company. An authenticating agent shall have the right to decline to authenticate and deliver any Notes if (a) the authenticating agent, being advised by counsel, determines, in its reasonable discretion, that such action may not be taken lawfully, or (b) the authenticating agent in good faith by its board of trustees, executive committee or a trust committee of directors and/or Responsible Officers shall determine, in its reasonable discretion, that such action would expose the authenticating agent to personal liability to Holders of any then outstanding Notes.

Section 2.03 Registrar and Paying Agent.

(a) The Company shall maintain an office or agency where Notes may be presented for registration (the “Registrar”) of transfer or for exchange (“Transfer Agent”) and at least one office or agency where Notes may be presented for payment (“Paying Agent”). The Company shall keep a register of the Notes and of their transfer and exchange (“Note Register”). The Company may appoint one or more co-registrars, co-transfer agents and one or more additional paying agents. The term “Transfer Agent” includes any co-transfer agent, the term “Registrar” includes any co-registrar, and the term “Paying Agent” includes any additional paying agent. The Company may change any Registrar, Transfer Agent or Paying Agent without prior notice to any Holder; provided, however, that no such removal shall become effective until acceptance of an appointment by a successor as evidenced by an appropriate agreement entered into by the Company and such successor Registrar, Transfer Agent or Paying Agent, as the case may be, and delivered to the Trustees and the passage of any waiting or notice periods required by the Depositary’s procedures. The Company shall enter into an appropriate agency agreement with any Registrar, Transfer Agent or Paying Agent not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such Agent. The Company shall notify the Trustees in writing of the name and address of any Agent not a party to this Indenture. If the Company fails to appoint or maintain another entity as Registrar, Transfer Agent or Paying Agent, the U.S. Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.07. The Company or any of its Restricted Subsidiaries may act as Paying Agent (except for purposes of Article 8) or Registrar.

(b) The Company initially appoints DTC to act as Depositary with respect to the Global Notes. The Company initially appoints the U.S. Trustee to act as Registrar, Transfer Agent and Paying Agent for the Notes, for which Computershare Trust Company, N.A., a national banking association, shall be Custodian.

Section 2.04 Paying Agent to Hold Money in Trust.

The Company shall, by no later than 10:00 a.m. (New York City time) on each due date for the payment of principal, premium, if any, and interest on any of the Notes, deposit with a Paying Agent a sum sufficient to pay such amount, such sum to be held in trust for the Holders entitled to the same, and (unless such Paying Agent is the U.S. Trustee) the Company shall promptly notify the U.S. Trustee in writing of its action or failure so to act. The Company shall require each Paying Agent other than the U.S. Trustee to agree in writing that such Paying Agent shall hold in trust for the benefit of Holders or the U.S. Trustee all money held by such Paying Agent for the payment of principal, premium, if any, and interest on the Notes and shall notify the U.S. Trustee in writing of any default by the Company in making any such payment. While any such default continues, the U.S. Trustee may require a Paying Agent to pay all money held by it to the U.S. Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the U.S. Trustee and to account for any funds disbursed by the Paying Agent. Upon payment over to the U.S. Trustee, a Paying Agent shall have no further liability for the money. If the Company or a Subsidiary acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent.

Section 2.05 Holder Lists.

The Registrar shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. If the U.S. Trustee is not the Registrar, the Company shall furnish to the U.S. Trustee in writing at least five Business Days before each Interest Payment Date and at such other times as the U.S. Trustee may reasonably request in writing, a list in such form and as of such date as the U.S. Trustee may reasonably require of the names and addresses of the Holders.

Section 2.06 Transfer and Exchange.

(a) The Notes shall be issued in registered form and shall be transferable only upon the surrender of a Note for registration of transfer and in compliance with Appendix A.

(b) To permit registrations of transfers and exchanges in compliance with Appendix A, the Company shall execute and the U.S. Trustee shall authenticate Global Notes and Definitive Notes upon receipt of an Authentication Order in accordance with Section 2.02 or at the Registrar’s request.

(c) No service charge shall be made to a holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange (other than pursuant to Section 2.07), but the Holders shall be required to pay any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer tax or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.10, 3.06, 3.10, 4.10, 4.14 and 9.05). In addition, the Company, the U.S. Trustee, the Transfer Agent and the Registrar may request such other evidence as may be reasonably requested by them documenting the identity and/or signatures of the transferor and the transferees.

(d) All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange. Any holder of a beneficial interest in a Global Note shall, by acceptance of such beneficial interest, agree that transfers of beneficial interests in such Global Note may be effected only through a book-entry system maintained by the Holder of such Global Note (or its agent), that ownership of a beneficial interest in such Global Note shall be required to be reflected in a book entry and that transfers are subject to compliance with applicable law.

(e) Neither the Company, the U.S. Trustee, the Transfer Agent nor the Registrar shall be required (1) to issue, to register the transfer of or to exchange any Note during a period beginning at the opening of business 15 days before the mailing of a notice of redemption pursuant to Section 3.03 and ending at the mailing of such notice of redemption, (2) to register the transfer of or to exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part or (3) to register the transfer of or to exchange any Note between a Record Date and the next succeeding Interest Payment Date.

(f) Prior to due presentment for the registration of a transfer of any Note, each of the Trustees, any Agent or the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal, premium, if any, and (subject to the Record Date provisions of the Notes) interest on such Notes and for all other purposes, and none of either of the Trustees, any Agent or the Company shall be affected by notice to the contrary.

(g) Upon surrender for registration of transfer of any Note at the office or agency of the Company designated pursuant to Section 4.02 in compliance with Appendix A, the Company shall execute, and the U.S. Trustee shall authenticate and deliver upon receipt of an Authentication Order, in the name of the designated transferee or transferees, one or more replacement Notes of any authorized denomination or denominations of a like aggregate principal amount so long as the requirements of this Indenture are met.

(h) At the option of the Holder, Notes may be exchanged for other Notes of any authorized denomination or denominations of a like aggregate principal amount upon surrender of the Notes to be exchanged at the office or agency of the Company designated pursuant to Section 4.02 so long as the requirements of this Indenture are met. Whenever any Global Notes or Definitive Notes are so surrendered for exchange, the Company shall execute, and the U.S. Trustee shall authenticate and deliver, the replacement Global Notes or Definitive Notes, as applicable, to which the Holder making the exchange is entitled in accordance with the provisions of Appendix A so long as the requirements of this Indenture are met.

(i) All certifications, certificates and Opinions of Counsel required to be submitted to the U.S. Trustee, Transfer Agent and Registrar pursuant to this Section 2.06 and Appendix A to effect a registration of transfer or exchange may be submitted by mail or by facsimile or electronic transmission capable of producing a printed copy.

Section 2.07 Replacement Notes.

(a) If a mutilated Note is surrendered to the Registrar or if a Holder claims that its Note has been lost, destroyed or wrongfully taken and the Company, U.S. Trustee and Registrar receive evidence to their satisfaction of the ownership and loss, destruction or theft of such Note, the Company shall issue and the U.S. Trustee, upon receipt of an Authentication Order, shall authenticate a replacement Note if the U.S. Trustee’s reasonable requirements are otherwise met. An indemnity bond must be provided by the Holder that is sufficient in the judgment of the U.S. Trustee and the Company to protect the Company, the U.S. Trustee, the Canadian Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Company may charge the Holder for the expenses of the Company and the U.S. Trustee (including reasonable fees and expenses of counsel) in replacing a Note. Every replacement Note is a contractual obligation of the Company and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder. Notwithstanding the foregoing provisions of this Section 2.07, in case any mutilated, lost, destroyed or wrongfully taken Note has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Note, pay such Note. Upon the issuance of any replacement Note under this Section 2.07, the Company or U.S. Trustee may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of counsel and the U.S. Trustee) connected therewith.

(b) The provisions of this Section 2.07 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, lost, destroyed or wrongfully taken Notes.

Section 2.08 Outstanding Notes.

(a) The Notes outstanding at any time are all the Notes that have been authenticated by the U.S. Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the U.S. Trustee in accordance with the provisions hereof, those paid pursuant to Section 2.07, those described in this Section 2.08 as not outstanding and, solely to the extent provided for in Article 8, Notes that are subject to Legal Defeasance or Covenant Defeasance as provided in Article 8. Except as set forth in Section 2.09, a Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note; provided that Notes held by the Company or a Subsidiary will not be deemed to be outstanding for purposes of Section 3.07(b).

(b) If a Note is replaced or paid pursuant to Section 2.07, it ceases to be outstanding unless the U.S. Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser, as such term is defined in Section 8-303 of the Uniform Commercial Code in effect in the State of New York.

(c) If the principal amount of any Note is considered paid under Section 4.01, it ceases to be outstanding and interest on it ceases to accrue from and after the date of such payment.

(d) If a Paying Agent (other than the Company, a Subsidiary or any Affiliate thereof) holds, on the maturity date, any redemption date or any date of purchase pursuant to an Offer to Purchase, money sufficient to pay Notes payable or to be redeemed or purchased on that date, then on and after that date such Notes shall be deemed to be no longer outstanding and shall cease to accrue interest.

Section 2.09 Treasury Notes.

In determining whether the Holders of the requisite principal amount of Notes have concurred in any direction, waiver or consent, Notes beneficially owned by the Company, or by any Affiliate of the Company, shall be considered as though not outstanding, except that for the purposes of determining whether the U.S. Trustee shall be protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the U.S. Trustee actually knows are so owned shall be so disregarded. Notes so owned that have been pledged in good faith shall not be disregarded if the pledgee establishes to the satisfaction of the U.S. Trustee the pledgee’s right to deliver any such direction, waiver or consent with respect to the Notes and that the pledgee is not the Company or any obligor under the Notes or any Affiliate of the Company or of such other obligor.

Section 2.10 Temporary Notes.

Until Definitive Notes are ready for delivery, the Company may prepare and the U.S. Trustee, upon receipt of an Authentication Order, shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of Definitive Notes but may have variations that the Company considers appropriate for temporary Notes and as shall be reasonably acceptable to the U.S. Trustee. Without unreasonable delay, the Company shall prepare and the U.S. Trustee shall, upon receipt of an Authentication Order, authenticate Definitive Notes in exchange for temporary Notes upon surrender of such temporary Notes at the office or agency of the Company, without charge to the Holder. Until so exchanged, the Holders and beneficial owners, as the case may be, of temporary Notes shall be entitled to all of the benefits accorded to Holders, or beneficial owners, respectively, of Notes under this Indenture.

Section 2.11 Cancellation.

The Company at any time may deliver Notes to the U.S. Trustee for cancellation. The Registrar and Paying Agent shall forward to the U.S. Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The U.S. Trustee or, at the direction of the Company, and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall dispose of canceled Notes in accordance with its customary procedures (subject to the record retention requirement of the Exchange Act). Certification of the disposal of all canceled Notes shall, upon the written request of the Company, be delivered to the Company. The U.S. Trustee shall retain all canceled Notes in accordance with its standard procedures (subject to the record retention requirements of the Exchange Act), and copies of the canceled Notes shall be provided to the Company upon the Company’s written request. The Company may not issue new Notes to replace Notes that it has paid or that have been delivered to the U.S. Trustee for cancellation. If the Company acquires any of the Notes, such acquisition shall not operate as a redemption or satisfaction of Indebtedness represented by such Notes unless or until the same are delivered to the U.S. Trustee for cancellation. The U.S. Trustee shall not authenticate Notes in place of canceled Notes other than pursuant to the terms of this Indenture.

Section 2.12 Defaulted Interest.

(a) If the Company defaults in a payment of interest on the Notes, it shall pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01. The Company shall notify the Trustees in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Company shall deposit with the U.S. Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such defaulted interest or shall make arrangements reasonably satisfactory to the U.S. Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such defaulted interest as provided in this Section 2.12. The Company shall fix or cause to be fixed each such special record date and payment date; provided that no such special record date shall be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Company (or, upon the written request of the Company, the U.S. Trustee in the name and at the expense of the Company) shall send, or cause to be sent, to each Holder a notice that states the special record date, the related payment date and the amount of such interest to be paid.

(b) Subject to the foregoing provisions of this Section 2.12 and for greater certainty, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue interest, which were carried by such other Note.

Section 2.13 Additional Amounts.

(a) All payments made by or on behalf of the Company under or with respect to the Notes, or by or on behalf of any Guarantor under or with respect to any Note Guarantee, shall be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter referred to as “Taxes”) imposed or levied by or on behalf of the government of Canada, any province or territory of Canada or any political subdivision or any authority or agency therein or thereof having power to tax, or any jurisdiction in which the Company or any Guarantor is, at any time, organized, carrying on business, or otherwise resident for tax purposes or any jurisdiction from or through which any payment by such parties is made (each, a “Relevant Taxing Jurisdiction”), unless such Person is required to withhold or deduct Taxes by law or by the interpretation or administration thereof.

(b) If the Company, any Guarantor (each such person, a “Payor”) or any applicable withholding agent is required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing Jurisdiction from any payment made under or with respect to the Notes or a Note Guarantee, the applicable Payor shall pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by a beneficial owner of Notes (including Additional Amounts) after such withholding or deduction (including any withholding or deduction on any Additional Amounts) will not be less than the amount such beneficial owner of Notes would have received if such Taxes had not been withheld or deducted; provided, however, that the foregoing obligations to pay Additional Amounts shall not apply to (1) any Canadian withholding Taxes imposed on a payment to a Holder or beneficial owner of Notes with which the applicable Payor does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) (the “Tax Act”) at the time of the payment; (2) any Canadian withholding Taxes imposed on a payment to a Holder or beneficial owner of Notes by reason of such Holder or beneficial owner of Notes being a “specified non-resident shareholder” of the Company (as defined in subsection 18(5) of the Tax Act) or by reason of such Holder or beneficial owner of Notes not dealing at arm’s length with a “specified shareholder” of the Company (as defined in subsection 18(5) of the Tax Act); (3) any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant Holder or beneficial owner of Notes and the Relevant Taxing Jurisdiction including, for greater certainty and without limitation, such Holder or beneficial owner being or having been a citizen, resident or national thereof, or being or having been engaged in a trade or business therein or maintaining a permanent establishment or other physical presence in or otherwise having some connection with the Relevant Taxing Jurisdiction (other than a connection arising from the acquisition, ownership, holding or disposition of a Note or a beneficial interest therein or the enforcement of rights under or the receipt of any payment in respect of a Note or a Note Guarantee); (4) any estate, inheritance, gift, sales, transfer or similar tax, assessment or governmental charge; (5) any deduction or withholding of Taxes on a payment if the payment could have been made without such deduction or withholding if the beneficial owner of the payment had presented the Note for payment within 30 days after the date on which such payment is first made available to such beneficial owner (except to the extent that the Holder or beneficial owner would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period); (6) any Taxes that are imposed by reason of the Holder’s or beneficial owner’s failure, after a request by the Company or a Guarantor, to comply with any certification, documentation, information or other evidentiary requirement concerning such Holder’s or beneficial owner’s nationality, residence, identity or connection with the Relevant Taxing Jurisdiction if (i) compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes to which such Holder or beneficial owner is entitled, (ii) in the case of Relevant Taxing Jurisdictions other than Canada, such compliance is not materially more onerous, in form, in procedure or in substance of information disclosed, to such Holder or beneficial owner than the information or other reporting requirements under United States federal tax law, regulation and administrative practice (such as Internal Revenue Service Forms W-8 or W-9) and (iii) such Holder or beneficial owner is legally eligible to provide such certification or documentation; or (7) any Taxes that are the result of any combination of any of the above clauses (any Taxes imposed by a Relevant Taxing Jurisdiction that are not excluded pursuant to any of the above clauses are referred to as “Indemnified Taxes”).

(c) The applicable Payor, if it is the applicable withholding agent, shall make any required withholding or deduction and remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. Upon request, the Company shall provide the U.S. Trustee on behalf of Holders and beneficial owners of the Notes (and the U.S. Trustee shall forthwith provide Holders and beneficial owners of the Notes) with official receipts or other documentation evidencing the payment of the Taxes with respect to which Additional Amounts are paid.

(d) If a Payor is or will become obligated to pay Additional Amounts under or with respect to any payment made on the Notes or a Note Guarantee, at least 30 days prior to the date of such payment, such Payor shall deliver to the Trustees and the Paying Agent (if different) an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amount so payable and such other information necessary to enable the Paying Agent to pay Additional Amounts to Holders or beneficial owners of Notes on the relevant payment date.

(e) Whenever in this Indenture there is mentioned in any context: (1) the payment of principal; (2) redemption prices or purchase prices in connection with a redemption or purchase of Notes; (3) interest; or (4) any other amount payable on or with respect to any of the Notes or any Note Guarantee, such reference shall be deemed to include payment of Additional Amounts as described under this Section 2.13 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(f) The Company and the Guarantors shall indemnify and hold harmless the Trustees, the Agents and each Holder or beneficial owner the Notes for the amount of any Indemnified Tax (including, for greater certainty, taxes payable pursuant to Regulation 803 of the Income Tax Regulations (Canada)) levied or imposed and paid by the Trustees, the Agents, Holder or beneficial owner as a result of payments made under or with respect to the Notes or any Note Guarantee, and with respect to any reimbursements under this clause 2.13(f).

(g) The Company shall pay any present or future stamp, court, issue, registration or documentary Taxes or any other excise, property or similar Taxes that arise in any Relevant Taxing Jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Note Guarantees, this Indenture or any other document or instrument in relation thereof, or the receipt of any payments with respect to the Notes or any Note Guarantees and the Company and the Guarantors shall indemnify the Trustees, the Agents, the Holders and beneficial owners of Notes for any such amounts (including penalties, interest and other liabilities related thereto) paid by such Holders or beneficial owners.

(h) The obligations described in this Section 2.13 will survive any termination, defeasance or discharge of this Indenture and any transfer by a Holder or beneficial owner of its Notes, and will apply, mutatis mutandis, to any successor Person to the Company or any Guarantor and to any jurisdiction in which any successor Person to the Company or any Guarantor is, at any time, organized, carrying on business, or otherwise resident for tax purposes or any jurisdiction from or through which payment is made.

Section 2.14 CUSIP and ISIN Numbers.

The Company in issuing the Notes may use CUSIP or ISIN numbers (if then generally in use) and if it does, the U.S. Trustee shall use CUSIP or ISIN numbers in notices of redemption or exchange or in Offers to Purchase as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of redemption or exchange or in Offers to Purchase and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption or exchange or Offer to Purchase shall not be affected by any defect in or omission of such numbers. The Company shall promptly notify the U.S. Trustee in writing of any change in the CUSIP or ISIN numbers.

Section 2.15 Computation of Interest.

(a) Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

(b) For purposes of the Interest Act (Canada), whenever any interest or fee under the Notes or this Indenture is calculated using a rate based on a number of days less than a full year, such rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (z) divided by the number of days based on which such rate is calculated. The principle of deemed reinvestment of interest does not apply to any interest calculation under the Notes or this Indenture. The rates of interest stipulated in the Notes and this Indenture are intended to be nominal rates and not effective rates or yields.

(c) Notwithstanding anything to the contrary herein, the Trustees shall not have any duty or obligation to calculate any interest, defaulted interest or premium on or with respect to the Notes.

ARTICLE 3

REDEMPTION

Section 3.01 Notices to U.S. Trustee.

If the Company elects to redeem Notes pursuant to Section 3.07 or Section 3.09, it shall furnish to the U.S. Trustee, at least five Business Days before notice of redemption is required to be sent or caused to be sent to Holders pursuant to Section 3.03 (unless a shorter notice shall be agreed to by the U.S. Trustee in writing) but not more than 65 days before a redemption date, an Officer’s Certificate setting forth (1) the paragraph or subparagraph of such Article or Section of this Indenture pursuant to which the redemption shall occur, (2) the redemption date, (3) the principal amount of the Notes to be redeemed and (4) the redemption price, if then ascertainable.

Section 3.02 Selection of Notes to Be Redeemed or Purchased.

(a) If less than all of the Notes are to be redeemed pursuant to Section 3.07 or purchased in an Asset Disposition Offer at any time, the U.S. Trustee shall select the Notes to be redeemed or purchased (1) by lot or otherwise in accordance with the procedures of DTC or the applicable Depositary or (2) if the Notes are not in global form, then on a pro rata basis, by lot or by such other method as the U.S. Trustee in its sole discretion shall deem fair and appropriate. In the event of partial redemption or purchase by lot, the particular Notes to be redeemed or purchased shall be selected, unless otherwise provided herein, not less than 30 nor more than 60 days prior to the redemption date by the U.S. Trustee from the then outstanding Notes not previously called for redemption or purchase.

(b) The U.S. Trustee shall promptly notify the Company in writing of the Notes selected for redemption or purchase. Notes and portions of Notes selected shall be in amounts of $2,000 and integral multiples of $1,000 in excess thereof; no Notes of $2,000 or less shall be redeemed in part, except that if all of the Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes held by such Holder, even if not $2,000 or a multiple of $1,000 in excess thereof, shall be redeemed or purchased. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption or purchase also apply to portions of Notes called for redemption or purchase.

(c) After the redemption date, upon surrender of a Note to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed portion of the original Note, representing the same Indebtedness to the extent not redeemed, shall be issued in the name of the Holder of the Notes upon cancellation of the original Note (or appropriate book entries shall be made to reflect such partial redemption).

Section 3.03 Notice of Redemption.

(a) Subject to Section 3.10 and, except in connection with Article 11, the Company shall send, or cause to be sent (in the case of Notes held in book-entry form, by electronic transmission) notices of redemption of Notes at least 30 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed (with a copy to the U.S. Trustee) pursuant to this Article 3 at such Holder’s registered address or otherwise in accordance with the procedures of the Depositary.

(b) The notice shall identify the Notes to be redeemed (including CUSIP and ISIN number, if applicable) and shall state:

(1) the redemption date;

(2) the redemption price, including the portion thereof representing any accrued and unpaid interest; provided that in connection with a redemption under Section 3.07(a), the notice need not set forth the redemption price but only the manner of calculation thereof;

(3) if any Note is to be redeemed in part only, the portion of the principal amount of that Note that is to be redeemed;

(4) the name and address of the Paying Agent and the U.S. Trustee;

(5) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(6) that, unless the Company defaults in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture, interest on Notes called for redemption ceases to accrue on and after the redemption date;

(7) the paragraph or subparagraph of the Notes or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed;

(8) that no representation is made as to the correctness or accuracy of the CUSIP or ISIN number, if any, listed in such notice or printed on the Notes; and

(9) if applicable, any condition to such redemption.

(c) At the Company’s request, the U.S. Trustee shall give the notice of redemption in the Company’s name and at the Company’s expense; provided that the Company shall have delivered to the U.S. Trustee, at least five Business Days before notice of redemption is required to be sent or caused to be sent to Holders pursuant to this Section 3.03 (unless a shorter notice shall be agreed to by the U.S. Trustee), an Officer’s Certificate authorizing and directing the U.S. Trustee to give such notice and attaching a form of the notice which shall contain the information to be stated in such notice as provided in Section 3.03(b).

Section 3.04 Effect of Notice of Redemption.

Once notice of redemption is sent in accordance with Section 3.03, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price (except as provided for in Section 3.07(g)). The notice, if sent in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. In any case, failure to give such notice or any defect in the notice to the Holder of any Note designated for redemption in whole or in part shall not affect the validity of the proceedings for the redemption of any other Note. Subject to Section 3.05, on and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption.

Section 3.05 Deposit of Redemption or Purchase Price.

(a) By no later than 10:00 a.m. (New York City time) on the redemption or purchase date, the Company shall deposit with the U.S. Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of and accrued and unpaid interest on all Notes to be redeemed or purchased on that date. The U.S. Trustee or the Paying Agent, as applicable, shall promptly distribute to each Holder whose Notes are to be redeemed or repurchased the applicable redemption or purchase price thereof and accrued and unpaid interest thereon. The U.S. Trustee or the Paying Agent, as applicable, shall promptly return to the Company any money deposited with the U.S. Trustee or the Paying Agent by the Company in excess of the amounts necessary to pay the redemption or purchase price of, and accrued and unpaid interest on, all Notes to be redeemed or purchased.

(b) If the Company complies with the provisions of Section 3.05(a), on and after the redemption or purchase date, interest shall cease to accrue on the Notes or the portions of Notes called for redemption or purchase. If a Note is redeemed or purchased on or after a Record Date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest to the redemption or purchase date shall be paid to the Person in whose name such Note was registered at the close of business on such Record Date, and no additional interest shall be payable to Holders whose Notes shall be subject to redemption by the Company. If any Note called for redemption or purchase shall not be so paid upon surrender for redemption or purchase because of the failure of the Company to comply with Section 3.05(a), interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid.

Section 3.06 Notes Redeemed or Purchased in Part.

Upon surrender of a Note that is redeemed or purchased in part, the Company shall issue and, upon receipt of an Authentication Order and in accordance with Section 2.02, the U.S. Trustee shall promptly authenticate and mail to the Holder (or cause to be transferred by book entry) at the expense of the Company a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered representing the same Indebtedness to the extent not redeemed or purchased; provided that each new Note shall be in a principal amount of $2,000 and integral multiples of $1,000 in excess thereof.

Section 3.07 Optional Redemption.

(a) At any time prior to December 1, 2021, the Company may redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior written notice sent to each Holder or otherwise in accordance with the procedures of the Depositary at a redemption price equal to 100% of the aggregate principal amount of the Notes plus the Applicable Premium, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date falling on or prior to such redemption date). Promptly after the determination thereof, the Company shall give the U.S. Trustee notice of the redemption price provided for in this Section 3.07(a), and the U.S. Trustee shall not be responsible for such calculation.

(b) Prior to December 1, 2021, the Company may on any one or more occasions redeem up to 35% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) with the Net Cash Proceeds of one or more Equity Offerings at a redemption price equal to 109.500% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the applicable redemption date (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date falling on or prior to such redemption date); provided that (1) at least 65% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) remains outstanding after each such redemption; and (2) such redemption occurs within 120 days after the closing of such Equity Offering.

(c) In the event that Holders of not less than 90% of the aggregate principal amount of the outstanding Notes accept a Change of Control Offer pursuant to Section 4.14, and the Company purchases all of the Notes held by such Holders, within 90 days of such purchase, the Company shall have the right, upon not less than 30 days’ nor more than 60 days’ prior notice, to redeem all of the Notes that remain outstanding following such purchase at a redemption price equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest on the Notes to the date of redemption (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date falling on or prior to such redemption date).

(d) Except pursuant to clause (a), (b) or (c) of this Section 3.07 or Section 3.09, the Notes shall not be redeemable at the Company’s option prior to December 1, 2021.

(e(e)     On and after December 1, 2021, the Company may redeem the Notes, in whole or in part on one or more occasions, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as a percentage of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date falling on or prior to such redemption date), if redeemed during the 12-month period beginning on December 1 of each of the years indicated below:

Year	Percentage
2021	107.125%
2022 and thereafter	100.000%

(f) Any redemption pursuant to this Section 3.07 shall be made pursuant to the provisions of Sections 3.01 through 3.06.

(g) Any redemption notice in connection with this Section 3.07 may, at the Company’s discretion, be subject to one or more conditions precedent, including completion of an Equity Offering or other corporate transaction.

(h) If the optional redemption date is on or after a Record Date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid on the relevant Interest Payment Date to the Person in whose name the Note is registered at the close of business on such Record Date, and such interest will not be includable in the redemption price paid to Holders.

Section 3.08 Mandatory Redemption; Open Market Purchases.

The Company will not be required to make mandatory redemption or sinking fund payments with respect to the Notes. The Company, any Subsidiary or their respective Affiliates may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws and regulations, including, without limitation, Canadian Securities Legislation, so long as such acquisition does not otherwise violate the terms of this Indenture.

Section 3.09 Tax Redemption.

(a) If (i) the Company becomes, or will become, obligated to pay, on the next date on which any amount may be payable with respect to the Notes, any Additional Amounts as a result of a change in, or amendment to, the laws, regulations or rulings of any Relevant Taxing Jurisdiction, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which is publicly announced and becomes effective after the date of the Offering Memorandum (or if the Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction on a later date, after such later date) and (ii) the payment of such Additional Amounts cannot (as certified in an Officer’s Certificate to the Trustees) be avoided by the use of reasonable measures available to the Company, then the Company may, at its option, redeem the Notes then outstanding, in whole but not in part, upon not less than 30 nor more than 60 days’ notice (such notice to be provided not more than 90 days before the next date on which it would be obligated to pay Additional Amounts), at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date that is on or prior to the redemption date).

(b) Notice of the Company’s intent to redeem the Notes pursuant to this Section 3.09 shall not be effective until such time as it delivers to the U.S. Trustee an Opinion of Counsel stating that the Company is or will become obligated to pay Additional Amounts because of an amendment to or change in law or regulation or position as described in this Section 3.09.

(c) Any redemption pursuant to this Section 3.09 shall be made pursuant to the provisions of Sections 3.01, 3.03, 3.04 and 3.05. Any notice to redeem the Notes pursuant to this Section 3.09 shall not be given earlier than 90 days prior to the earliest date on which the Company would be obligated to pay Additional Amounts in respect of the Notes.

Section 3.10 Offers to Repurchase by Application of Excess Proceeds.

(a) In the event that, pursuant to Section 4.10, the Company is required or opts to commence an Asset Disposition Offer, the Company will follow the procedures specified below.

(b) No later than five Business Days after the termination of the Asset Disposition Offer (the “Asset Disposition Purchase Date”), the Company shall apply all Excess Proceeds to the purchase of the aggregate principal amount of Notes and, if applicable, Second Priority Indebtedness, on a pro rata basis in accordance with Section 4.10 (the “Asset Disposition Offer Amount”), or if less than the Asset Disposition Offer Amount of Notes and, if applicable, Second Priority Indebtedness has been so validly tendered and not validly withdrawn, all Notes and Second Priority Indebtedness validly tendered and not validly withdrawn pursuant to the Asset Disposition Offer.

(c) If the Asset Disposition Purchase Date is on or after a Record Date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid (to the Asset Disposition Purchase Date) to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest will be payable to Holders whose Notes are tendered pursuant to the Asset Disposition Offer.

(d) Upon the commencement of an Asset Disposition Offer, the Company shall send a notice (or, in the case of Global Notes, otherwise communicate in accordance with the procedures of the Depositary) to each of the Holders, with a copy to the U.S. Trustee. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Disposition Offer. The Asset Disposition Offer shall be made to all Holders and, to the extent required by the terms of the outstanding Second Priority Indebtedness, all holders of such Second Priority Indebtedness. The notice, which shall govern the terms of the Asset Disposition Offer, shall state:

(1) that the Asset Disposition Offer is being made pursuant to this Section 3.10 and Section 4.10 and the length of time the Asset Disposition Offer shall remain open;

(2) the Asset Disposition Offer Amount, the purchase price, including the portion thereof representing any accrued and unpaid interest, and the Asset Disposition Purchase Date;

(3) that any Note not properly tendered or accepted for payment shall continue to accrue interest;

(4) that, unless the Company defaults in making such payment, any Note accepted for payment pursuant to the Asset Disposition Offer will cease to accrue interest on and after the Asset Disposition Purchase Date;

(5) that Holders electing to have a Note purchased pursuant to an Asset Disposition Offer may elect to have Notes purchased in integral multiples of $1,000 only;

(6) that Holders electing to have a Note purchased pursuant to an Asset Disposition Offer shall be required to (i) surrender such Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Note completed, or (ii) transfer such Note by book-entry transfer, in either case, to the Company, the Depositary, if applicable, or the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Asset Disposition Purchase Date;

(7) that Holders shall be entitled to withdraw their tendered Notes and their election to require the Company to purchase such Notes if the Company, the Depositary or the Paying Agent, as the case may be, receives at the address specified in the notice, not later than the expiration of the Asset Disposition Offer, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Notes the Holder tendered for purchase and a statement that such Holder is withdrawing its tendered Notes and its election to have such Note purchased;

(8) that, if the aggregate principal amount of Notes and Second Priority Indebtedness surrendered by the holders thereof exceeds the Asset Disposition Offer Amount, then the Notes to be repurchased shall be selected, if the Notes are in global form, by lot or otherwise in accordance with the procedures of DTC or, if the Notes are not in global form, on a pro rata basis, by lot or by such other method as the U.S. Trustee in its sole discretion shall deem to be fair and appropriate, and the Company shall select Second Priority Indebtedness to be purchased on a pro rata basis on the basis of the aggregate accreted value or principal amount of tendered Notes and Second Priority Indebtedness, although no Note having a principal amount of $2,000 shall be purchased in part; and

(9) that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer) representing the same Indebtedness to the extent not repurchased.

The notice, if sent in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. If (A) the notice is sent in a manner herein provided and (B) any Holder fails to receive such notice or a Holder receives such notice but it is defective, such Holder’s failure to receive such notice or such defect shall not affect the validity of the proceedings for the purchase of the Notes as to all other Holders that properly received such notice without defect.

(e) On or before the Asset Disposition Purchase Date, the Company shall, to the extent lawful, accept for payment, by lot or on a pro rata basis, as applicable, the Asset Disposition Offer Amount of Notes and other Second Priority Indebtedness validly tendered and not validly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not validly withdrawn, all Notes and other Second Priority Indebtedness validly tendered and not validly withdrawn pursuant to the Asset Disposition Offer, in the case of the Notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof; provided that if, following repurchase of a portion of a Note, the remaining principal amount of such Note outstanding immediately after such repurchase would be less than $2,000, then the portion of such Note so repurchased shall be reduced so that the remaining principal amount of such Note outstanding immediately after such repurchase is $2,000. The Company shall deliver, or cause to be delivered, to the U.S. Trustee the Notes so accepted and to the Trustees an Officer’s Certificate stating the aggregate principal amount of Notes or portions thereof so accepted and that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this Section 3.10.

(f) The Company shall promptly, but in no event later than five Business Days after termination of the Asset Disposition Offer, mail or deliver to the Paying Agent to remit to each tendering Holder or holder or lender of other Second Priority Indebtedness, as the case may be, an amount equal to the purchase price of the Notes or other Second Priority Indebtedness so validly tendered and not validly withdrawn by such Holder or holder or lender, as the case may be, and accepted by the Company for purchase, and, if less than all of the Notes tendered are purchased pursuant to the Asset Disposition Offer, the Company shall promptly issue a new Note, and the U.S. Trustee, upon delivery of an Authentication Order from the Company, shall authenticate and mail or deliver (or cause to be transferred by book-entry) such new Note to such Holder in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. Any Note not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

(g) Other than as specifically provided in this Section 3.10 or Section 4.10, any purchase pursuant to this Section 3.10 shall be made pursuant to the applicable provisions of Sections 3.01 through 3.06.

ARTICLE 4

COVENANTS

Section 4.01 Payment of Notes.

(a) The Company shall duly and punctually pay or cause to be paid the principal, premium, if any, and interest on the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest shall be considered paid on the date due if the U.S. Trustee or the Paying Agent, as applicable, holds as of 10:00 a.m. (New York City time) on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay the principal, premium, if any, and interest then due; provided that if the Company or any of its Restricted Subsidiaries is acting as Paying Agent, it shall, on or before each due date, segregate and hold in a separate trust fund for the benefit of the Holders a sum of money sufficient to pay such amounts until paid to such Holders or otherwise disposed of as provided in this Indenture.

(b) The Company shall pay interest (including post-petition interest in any proceeding under any Insolvency Law) on overdue principal and premium, if any, at the rate equal to the then applicable interest rate on the Notes to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Insolvency Law) on overdue installments of interest (without regard to any applicable grace period) at the same rate to the extent lawful.

Section 4.02 Maintenance of Office or Agency.

The Company shall maintain an office or agency (which may be an office of either of the Trustees or an affiliate of either of the Trustees, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange. The Company shall give prompt written notice to the Trustees of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustees with the address thereof, such presentations and surrenders may be made or served at the Corporate Trust Office of the U.S. Trustee.

The Company may also from time to time designate additional offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Company shall give prompt written notice to each of the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Company hereby designates the Corporate Trust Office of the U.S. Trustee as one such office or agency of the Company in accordance with Section 2.03.

Section 4.03 Reports and Other Information.

(a) For so long as any Notes are outstanding, whether or not required by the SEC or Canadian Securities Legislation, the Company shall furnish without cost to each Holder and deliver to each of the Trustees:

(1) on or prior to the later of (A) 90 days after the end of each fiscal year of the Company or (B) the date on which the Company is required to file (after giving effect to any available extension) such information pursuant to Canadian Securities Legislation, all annual financial information that the Company would be required to file as a reporting issuer under Canadian Securities Legislation, including annual “Management’s Discussion & Analysis” (“MD&A”) and audited financial statements;

(2) on or prior to the later of (A) 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Company or (B) the date on which the Company is required to file (after giving effect to any available extension) such information pursuant to Canadian Securities Legislation, all quarterly financial information that the Company would be required to file as a reporting issuer under Canadian Securities Legislation, including a quarterly MD&A and unaudited quarterly financial statements; and

(3) on or prior to the tenth Business Day following the events giving rise to the requirements for the Company to file a material change report pursuant to Canadian Securities Legislation, such material change report.

(b) With respect to the reports referred to in clauses (1), (2) and (3) of Section 4.03(a), the Company shall (A) file such reports electronically on the Canadian Securities Administrators’ SEDAR website (or any successor system); (B) file such reports electronically on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system); or (C) post such reports on a public website maintained by the Company which, in the case of (A), (B) or (C), shall satisfy the Company’s obligations to furnish such materials to the Holders and deliver such materials to the Trustees.

(c) The Company shall use its commercially reasonable efforts to (i) schedule and participate in quarterly conference calls (which can be the same as the calls for equity holders) to discuss its results of operations and (ii) provide S&P and Moody’s with information on a periodic basis as S&P or Moody’s, as the case may be, shall reasonably request.

(d) The Company will provide to any Holder, securities analysts and prospective investors upon request the information required to be delivered by Rule 144A(d)(4) under the Securities Act, so long as the Notes are not freely transferable under the Securities Act.

(e) In the event that any Parent of the Company is or becomes a Guarantor of the Notes, the Company may satisfy its obligations under this Section 4.03 with respect to financial information relating to the Company by furnishing financial information relating to such Parent; provided that, the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such Parent and any of its Subsidiaries other than the Company and its Subsidiaries, on the one hand, and the information relating to the Company, the Guarantors and the other Subsidiaries of the Company on a stand-alone basis, on the other hand.

(f) Notwithstanding anything herein to the contrary, the Company will not be deemed to have failed to comply with any of its obligations hereunder for the purposes of Section 6.01(a)(4) until 120 days after the date any report in this Section 4.03 is due to be furnished to the Holders and the Trustees in accordance with Section 4.03(a).

(g) If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries and such Unrestricted Subsidiaries hold more than in the aggregate 5.0% of the Total Assets of the Company or contribute more than 5.0% of the total revenue of the Company and its Subsidiaries, then the annual, quarterly and other financial information required by clauses (1), (2) and (3) of Section 4.03(a) shall include footnote disclosure that explains in reasonable detail the differences between the information relating to the Company and its Restricted Subsidiaries, on the one hand, and the information relating to the Unrestricted Subsidiaries on a standalone basis, on the other hand, in accordance with and to the extent required by IFRS.

(h) Delivery of reports, information and documents to the Trustees is for informational purposes only and their respective receipt of such reports shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s, any Guarantor’s or any other Person’s compliance with any of its covenants under the Indenture or the Notes (as to which the Trustees are entitled to rely exclusively on Officer’s Certificates).

(i) Neither of the Trustees shall be obligated to monitor or confirm, on a continuing basis or otherwise, the Company’s, any Guarantor’s or any other Person’s compliance with the covenants described herein or with respect to any reports or other documents filed under this Indenture.

Section 4.04 Compliance Certificate.

(a) The Company shall deliver to each of the Trustees (with a copy to the Collateral Agent), within 90 days after the end of each fiscal year ending after the Issue Date, an Officer’s Certificate stating that a review of the activities of the Company and its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Company and each Guarantor have kept, observed, performed and fulfilled their obligations under this Indenture, and further stating, as to such Officer signing such certificate, that to the best of his or her knowledge, based on such review, the Company and each Guarantor have kept, observed, performed and fulfilled its obligations under this Indenture and, if a Default shall have occurred during the preceding fiscal year, describe all such Defaults of which he or she may have knowledge and what action the Company and each Guarantor are taking or propose to take with respect thereto.

(b) When any Default has occurred and is continuing under this Indenture, the Company shall promptly (which shall be no more than 30 Business Days following the date on which the Company becomes aware of such Default) send to each of the Trustees (with a copy to the Collateral Agent) an Officer’s Certificate specifying such event, its status and what action the Company is taking or proposes to take with respect thereto.

Section 4.05 Taxes.

The Company shall pay, and shall cause each of its Restricted Subsidiaries to pay, prior to delinquency, all material taxes, assessments and governmental levies except such as are contested in good faith and by appropriate negotiations or proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders.

Section 4.06 Stay, Extension and Usury Laws.

The Company and each Guarantor covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may prohibit or forgive the Company or any Guarantor from paying all or a portion of the principal, premium or interest on the Notes as contemplated herein; and the Company and each Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustees, but shall suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07 Limitation on Restricted Payments.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1) declare or pay any dividend or make any distribution (whether made in cash, securities or other property) on or in respect of its or any of its Restricted Subsidiaries’ Capital Stock (including any payment in connection with any merger, amalgamation, arrangement or consolidation involving the Company or any of its Restricted Subsidiaries) other than:

(A) dividends or distributions payable solely in Capital Stock of the Company (other than Disqualified Stock); and

(B) dividends or distributions by a Restricted Subsidiary of the Company, so long as, in the case of any dividend or distribution payable on or in respect of any Capital Stock issued by a Restricted Subsidiary of the Company that is not a Wholly Owned Subsidiary, the Company or any of its Restricted Subsidiaries holding such Capital Stock receives at least its pro rata share of such dividend or distribution;

(2) purchase, redeem, retire or otherwise acquire for value, including in connection with any merger, amalgamation, arrangement or consolidation, any Capital Stock of the Company held by Persons other than the Company or any of its Restricted Subsidiaries (other than in exchange for Capital Stock of the Company (other than Disqualified Stock));

(3) make any principal payment on, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled repayment, scheduled sinking fund payment or scheduled maturity, any Subordinated Obligations or Guarantor Subordinated Obligations, other than:

(A) Indebtedness permitted under clause (5) of Section 4.09(b); or

(B) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement; or

(4) make any Restricted Investment (all such payments and other actions referred to in clauses (1) through (4) (other than any exception thereto) shall be referred to as a “Restricted Payment”), unless, at the time of and after giving effect to such Restricted Payment:

(A) no Default or Event of Default shall have occurred and be continuing (or would result therefrom);

(B) immediately after giving effect to such transaction on a pro forma basis, the Company could Incur $1.00 of additional Indebtedness under Section 4.09(a);

(C) immediately after giving effect to such transaction on a pro forma basis, the Leverage Ratio of the Company would not exceed 2.00 to 1.00; and

(D) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date (without duplication and excluding Restricted Payments made pursuant to clauses (1), (2), (3), (4), (5), (7), (8), (9), (10), (11), (12) and (14) of Section 4.07(b)) would not exceed the sum of (without duplication):

(i) 50% of Consolidated Net Income for the period (treated as one accounting period) from April 1, 2019 to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which internal financial statements are available (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit); plus

(ii) 100% of the aggregate Net Cash Proceeds, or Fair Market Value of assets, received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date or the Net Cash Proceeds from the conversion or exchange of convertible or exchangeable Disqualified Stock of the Company that has been converted into or exchanged for Capital Stock of the Company, other than Net Cash Proceeds, or Fair Market Value of assets received, by the Company from an issuance or sale of such Capital Stock to a Restricted Subsidiary of the Company or to an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any of its Restricted Subsidiaries unless such loans have been repaid with cash on or prior to the date of determination; plus

(iii) the amount by which Indebtedness of the Company or any of its Restricted Subsidiaries is reduced on the Company’s consolidated balance sheet upon the conversion or exchange (other than debt held by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company or any of its Restricted Subsidiaries converted or exchanged for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the Fair Market Value of any other property (excluding such Capital Stock), distributed by the Company upon such conversion or exchange); plus

(iv) an amount equal to:

(x)           100% of the aggregate amount received in cash and the Fair Market Value of marketable securities or other property received by means of repurchases or redemptions of Restricted Investments or Similar Business Investments, proceeds realized upon the sale of such Restricted Investment or Similar Business Investments other than to the Company or a Restricted Subsidiary, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by any Person to the Company or any of its Restricted Subsidiaries (other than for reimbursement of tax payments), including dividends received from Unrestricted Subsidiaries, which amount in each case under this clause (x) was included in the calculation of the amount of Restricted Payments available (including Similar Business Investments);

(y)           the Fair Market Value of the Investment in an Unrestricted Subsidiary that is being redesignated as a Restricted Subsidiary of the Company or the merger, amalgamation, arrangement or consolidation of an Unrestricted Subsidiary with and into the Company or any of its Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed the amount of Investments previously made by the Company or any of its Restricted Subsidiaries in such Unrestricted Subsidiary, which amount in each case under this clause (y) was included in the calculation of the amount of Restricted Payments; or

(z)           upon the release of any Guarantee that constituted a Restricted Investment when it was granted, the amount of the Restricted Investment made upon the granting of such Guarantee; less

(v) any Investment that is a Similar Business Investment made pursuant to clause (14) of the definition of “Permitted Investment” in Section 1.01.

(b) Section 4.07(a) shall not prohibit:

(1) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock or Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any of its Restricted Subsidiaries unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that the Net Cash Proceeds from such sale of Capital Stock will be excluded from Section 4.07(a)(4)(D)(ii);

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company or any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Guarantor Subordinated Obligations of any Guarantor made by exchange for or out of the proceeds of the substantially concurrent sale of Guarantor Subordinated Obligations of a Guarantor, so long as such refinancing Subordinated Obligations or Guarantor Subordinated Obligations are permitted to be Incurred pursuant to Section 4.09 and constitute Refinancing Indebtedness;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Company or any of its Restricted Subsidiaries at the stated maturity thereof or made by exchange for or out of the proceeds of the substantially concurrent sale of Disqualified Stock of the Company or such Restricted Subsidiary, as the case may be, so long as such refinancing Disqualified Stock is permitted to be Incurred pursuant to Section 4.09 and constitutes Refinancing Indebtedness;

(4) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation (A) at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation in the event of a Change of Control in accordance with provisions similar to Section 4.14 or (B) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to Section 4.10; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Company has made the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in such covenant with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer or Asset Disposition Offer;

(5) any purchase or redemption of Subordinated Obligations or Guarantor Subordinated Obligations from Net Available Cash to the extent permitted under Section 4.10;

(6) (a) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this Section 4.07 and (b) the redemption of Subordinated Obligations or Guarantor Subordinated Obligations within 60 days after the date on which notice of such redemption was given, if at the date of the giving of such notice of redemption, such redemption would have complied with this Section 4.07;

(7) the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock of the Company (a) held by any existing or former employees, directors or management of the Company or any Subsidiary of the Company or their assigns, estates or heirs or (b) in connection with the Company’s normal course issuer-bid purchases to satisfy obligations to any existing or former employee, director or management of the Company or any Subsidiary of the Company or their assigns, estates or heirs, in each case, pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or arrangement; provided that immediately after giving effect to such transaction on a pro forma basis, the Leverage Ratio of the Company would not exceed 2.00 to 1.00; provided, further that such redemptions or repurchases pursuant to this clause (7) will not exceed $10.0 million in the aggregate during any calendar year (with any unused amounts in any calendar year being carried over to succeeding calendar years, not to exceed $20.0 million in any calendar year), although such amount in any calendar year may be increased by an amount not to exceed::

(A) the Net Cash Proceeds from the sale of Capital Stock (other than Disqualified Stock) of the Company to existing or former employees, directors or members of management of the Company or any of its Subsidiaries that occurs after the Issue Date, to the extent the Net Cash Proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments (provided that the Net Cash Proceeds from such sales or contributions shall be excluded from Section 4.07(a)(4)(D)(ii)); plus

(B) the cash proceeds of key man life insurance policies received by the Company or its Restricted Subsidiaries after the Issue Date; less

(C) the amount of any Restricted Payments previously made with the Net Cash Proceeds described in clauses (A) and (B) of this clause (7);

(8) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or a Restricted Subsidiary of the Company or Preferred Stock of a Non-Guarantor issued in accordance with the terms of this Indenture to the extent such dividends are included in the definition of “Consolidated Interest Expense”;

(9) repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants, other rights to purchase Capital Stock or other convertible securities or similar securities if such Capital Stock represents a portion of the exercise price thereof (or withholding of Capital Stock to pay related withholding taxes with regard to the exercise of such stock options or the vesting of any such restricted stock, restricted stock units, deferred stock units or any similar securities);

(10) payments in lieu of the issuance of fractional shares of Capital Stock in connection with any transaction otherwise permitted under this Section 4.07;

(11) payments or distributions to holders of the Capital Stock of the Company or any of its Restricted Subsidiaries pursuant to appraisal or dissenter rights required under applicable law or pursuant to a court order in connection with any merger, amalgamation, arrangement, consolidation or sale, assignment, conveyance, transfer, lease or other disposition of assets;

(12) the payment of any dividend on Capital Stock of a Restricted Subsidiary of the Company that is not a Wholly Owned Subsidiary to the holders of such Capital Stock on a pro rata basis;

(13) payments or distributions of Capital Stock or assets of an Unrestricted Subsidiary;

(14) other Restricted Payments in an aggregate amount, when taken together with all other Restricted Payments made pursuant to this clause (14) during such fiscal year (as reduced by the Fair Market Value returned from any such Restricted Payments that constituted Restricted Investments) not to exceed $10.0 million in any fiscal year of the Company; or

(15) the declaration and payment of dividends on the Company’s Common Stock; provided that (a) the total amount of dividends declared pursuant to this clause (15) does not exceed $5.0 million in the aggregate in the fiscal year in which such dividend is declared, (b) immediately after giving effect to such transactions on a pro forma basis, the Leverage Ratio of the Company shall not exceed 2.0 to 1.0 and (c) no Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

provided, however, that at the time of and after giving effect to, any Restricted Payment permitted under clauses (5), (7), (8) and (14) of this Section 4.07(b), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

(c) The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of such Restricted Payment of the assets or securities proposed to be transferred or issued by the Company or any of its Restricted Subsidiaries, as the case may be, pursuant to such Restricted Payment. The amount of all Restricted Payments paid in cash shall be its face amount. For purposes of determining compliance with any U.S. dollar-denominated restriction on Restricted Payments, the U.S. dollar-equivalent of a Restricted Payment denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date the Company or the Restricted Subsidiary, as the case may be, first commits to such Restricted Payment.

(d) As of the Issue Date, all of the Company’s Subsidiaries will be Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary of the Company as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated shall be deemed to be Investments in an amount determined as set forth in the definition of “Investment.” Such designation shall be permitted only if an Investment in such amount would be permitted at such time, whether pursuant to this Section 4.07 or pursuant to the definition of “Permitted Investment” in Section 1.01, and if such Subsidiary otherwise meets the definition of an “Unrestricted Subsidiary.” Unrestricted Subsidiaries shall not be subject to any of the restrictive covenants set forth in this Indenture.

Section 4.08 Limitation on Restrictions on Distribution From Restricted Subsidiaries.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary of the Company to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness or other obligations owed to the Company or any of its Restricted Subsidiaries (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and the subordination of loans or advances made to the Company or any of its Restricted Subsidiaries to other Indebtedness Incurred by the Company or any of its Restricted Subsidiaries shall not be deemed a restriction on the ability to pay any Indebtedness or other Obligations);

(2) make any loans or advances to the Company or any of its Restricted Subsidiaries (it being understood that the subordination of loans or advances made to the Company or any of its Restricted Subsidiaries to other Indebtedness Incurred by the Company or any of its Restricted Subsidiaries shall not be deemed a restriction on the ability to make loans or advances); or

(3) sell, lease or transfer any of its property or assets to the Company or any of its Restricted Subsidiaries (it being understood that such transfers shall not include any type of transfer described in clause (1) or (2) above).

(b) The preceding provisions shall not prohibit encumbrances or restrictions existing under or by reason of:

(1) this Indenture, the Notes, the Note Guarantees, the Collateral Documents and the Intercreditor Agreement;

(2) any agreement or instrument existing on the Issue Date (except for this Indenture, the Notes, the Note Guarantees, the Collateral Documents and the Intercreditor Agreement);

(3) (A) any agreement or other instrument of a Person acquired by the Company or any of its Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof) or (B) any agreement or other instrument with respect to a Restricted Subsidiary of the Company that was previously an Unrestricted Subsidiary pursuant to or by reason of an agreement that such Subsidiary is a party to or entered into before the date on which such Subsidiary became a Restricted Subsidiary of the Company (but not created in contemplation thereof), in the case of (A) and (B) above, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired or so designated, as applicable (including after-acquired property);

(4) any amendment, restatement, modification, renewal, supplement, refunding, replacement or refinancing of an agreement or instrument referred to in clauses (1), (2) or (3) of this Section 4.08(b); provided, however, that such amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are, in the good faith judgment of Senior Management, not materially more restrictive, when taken as a whole, than the encumbrances and restrictions contained in the agreements referred to in clauses (1), (2) or (3) of this Section 4.08(b) on the Issue Date, the acquisition date or the date such Restricted Subsidiary became a Restricted Subsidiary of the Company or was merged into a Restricted Subsidiary of the Company, whichever is applicable;

(5) (A) customary non-assignment or subletting provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder, (B) security agreements or mortgages securing Indebtedness of a Restricted Subsidiary of the Company to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages and (C) in the case of clause (3) of Section 4.08(a), encumbrances or restrictions under Farm-Out Agreements;

(6) in the case of clause (3) of Section 4.08(a), Liens permitted to be Incurred under Section 4.12 that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7) purchase money obligations and Capitalized Lease Obligations permitted under this Indenture, in each case, that impose encumbrances or restrictions of the nature described in clause (3) of Section 4.08(a) on the property so acquired;

(8) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of all or a portion of the Capital Stock or assets of such Subsidiary;

(9) restrictions on cash, Cash Equivalents or other deposits or net worth imposed by customers, suppliers or landlords under contracts entered into in the ordinary course of business;

(10) any customary provisions in joint venture, partnership and limited liability company agreements relating to joint ventures that are not Restricted Subsidiaries of the Company and other similar agreements entered into in the ordinary course of business;

(11) any customary provisions in leases, subleases or licenses (including licenses of intellectual property) and other agreements entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(12) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order;

(13) (A) other Indebtedness Incurred or Preferred Stock issued by a Guarantor in accordance with Section 4.09 that, in the good faith judgment of Senior Management, are not materially more restrictive, taken as a whole, than those applicable to the Company in this Indenture on the Issue Date (which results in encumbrances or restrictions at a Restricted Subsidiary of the Company level comparable to those applicable to the Company in the Indenture) or (B) other Indebtedness permitted to be Incurred or Preferred Stock permitted to be issued, in each case, subsequent to the Issue Date pursuant to Section 4.09; provided that with respect to clause (B), such encumbrances or restrictions shall not materially affect the Company’s ability to make anticipated principal and interest payments on the Notes (in the good faith judgment of Senior Management);

(14) any agreement with a governmental entity providing for developmental financing;

(15) customary non-assignment and non-transfer provisions of any contract, license (including licenses of intellectual property) or lease entered into in the ordinary course of business;

(16) contractual encumbrances or restrictions pursuant to the Senior Credit Facility and related documentation and other agreements or instruments in effect at or entered into on the Issue Date;

(17) customary encumbrances or restrictions pursuant to any royalty or metals streaming agreement, off-take agreements or similar transaction that are customary in the mining business;

(18) restrictions and conditions imposed under any Project Finance Debt if such restrictions or conditions apply only to the property or assets securing such Indebtedness; and

(19) in the case of clause (3) of Section 4.08(a), agreements relating to Hedging Obligations permitted under clause (7) of Section 4.09(b).

Section 4.09 Limitation on Indebtedness.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Company and the Guarantors may Incur Indebtedness if on the date thereof and after giving effect thereto on a pro forma basis the Consolidated Coverage Ratio for the Company and its Restricted Subsidiaries is at least 2.00 to 1.00.

(b) Section 4.09(a) shall not prohibit the Incurrence of the following Indebtedness:

(1) Indebtedness of the Company or a Restricted Subsidiary Incurred under a Debt Facility and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with undrawn trade letters of credit and reimbursement obligations relating to trade letters of credit or letters of guarantee satisfied within 30 days of being drawn being excluded, and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in an aggregate amount not to exceed $500.0 million at any one time outstanding; provided that the amount available under this clause (1) shall be permanently reduced on a dollar-for-dollar basis by the repayment of any principal amount at any time of the term loans that are outstanding under the Senior Credit Facility on the Issue Date other than by any repayment with the proceeds of Refinancing Indebtedness (provided that any repayment of any principal amount of any such Refinancing Indebtedness shall likewise permanently reduce the amount available under this clause (1) on a dollar-for-dollar basis); provided, further that Non-Guarantors may not Incur Indebtedness under a Debt Facility in excess of $175.0 million at any one time outstanding pursuant to this clause (1);

(2) Indebtedness represented by the Notes (including any Note Guarantee) (other than any Additional Notes);

(3) Indebtedness of the Company and any of its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1), (2), (4), (5), (7), (9), (10) and (11) of this Section 4.09(b));

(4) Guarantees by (a) the Company or Guarantors of Indebtedness permitted to be Incurred by the Company or a Guarantor in accordance with the provisions of this Indenture; provided that in the event such Indebtedness that is being Guaranteed is a Subordinated Obligation or a Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the Notes or the Note Guarantee, as the case may be, and (b) Non-Guarantors of Indebtedness Incurred by Non-Guarantors in accordance with the provisions of this Indenture;

(5) Indebtedness of the Company owing to and held by any of its Restricted Subsidiaries or Indebtedness of a Restricted Subsidiary of the Company owing to and held by the Company or any other Restricted Subsidiary of the Company; provided, however,

(A) if the Company is the obligor on Indebtedness owing to a Non-Guarantor, such Indebtedness is expressly subordinated in right of payment in full in cash of all Obligations with respect to the Notes;

(B) if a Guarantor is the obligor on Indebtedness owing to a Non-Guarantor, such Indebtedness is expressly subordinated in right of payment to the Note Guarantee of such Guarantor;

(C)   (i) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company or any of its Restricted Subsidiaries (other than Permitted Liens until such collateral has been foreclosed upon); and

(ii)  any sale or other transfer (other than Permitted Liens until such collateral has been foreclosed upon) of any such Indebtedness to a Person other than the Company or any of its Restricted Subsidiaries, shall be deemed, in each case under this clause (5)(C), to constitute an Incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

(6) Indebtedness of (a) any Person Incurred and outstanding on the date on which such Person became a Restricted Subsidiary of the Company (including being designated as a Restricted Subsidiary) or was acquired by, or merged into or amalgamated, arranged or consolidated with, the Company or any of its Restricted Subsidiaries or (b) such Persons or the Company or any of its Restricted Subsidiaries Incurred (x) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary of the Company (including being designated as a Restricted Subsidiary) or was otherwise acquired by, or merged into or amalgamated, arranged or consolidated with the Company or (y) otherwise in connection with, or in contemplation of, such acquisition, merger, amalgamation, arrangement or consolidation; provided, however, in each case set forth in clause (a) or (b), that at the time such Person is acquired, merged, amalgamated, arranged or consolidated or such Indebtedness was Incurred, either:

(A) the Company would have been able to Incur $1.00 of additional Indebtedness pursuant to Section 4.09(a) after giving effect to the Incurrence of such Indebtedness pursuant to this clause (6); or

(B) the Consolidated Coverage Ratio of the Company and its Restricted Subsidiaries would have been higher than such ratio immediately prior to such acquisition, merger, amalgamation, arrangement or consolidation and such ratio would have been at least 1.50 to 1.00, in each case after giving effect to the Incurrence of such Indebtedness pursuant to this clause (6);

(7) Indebtedness under Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) (including the Hedging Obligations to the lenders and their respective affiliates under the Senior Credit Facility outstanding on the Issue Date);

(8) Indebtedness (including Capitalized Lease Obligations) of the Company or any of its Restricted Subsidiaries Incurred to finance the purchase, design, lease, construction repair, replacement or improvement of any property (real or personal), plant or equipment used or to be used in a Similar Business through the direct purchase of such design, lease, construction, repair, replacement or improvement of any property, plant or equipment, and any Indebtedness of the Company or any of its Restricted Subsidiaries that serves to refund or refinance any Indebtedness Incurred pursuant to this clause (8), in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (8) and then outstanding, shall not exceed the greater of (A) $50.0 million and (B) 1.0% of Total Assets, at the time of such Incurrence;

(9) Indebtedness Incurred by the Company or any of its Restricted Subsidiaries in respect of (A) workers’ compensation claims, health, disability or other employee benefits; (B) self-insurance obligations or property, casualty, liability or other insurance; and (C) statutory, appeal, completion, export, import, customs, revenue, performance, bid, surety, reclamation, remediation and similar bonds and completion Guarantees (not for borrowed money) provided in the ordinary course of business;

(10) Indebtedness arising from agreements of the Company or any of its Restricted Subsidiaries providing for indemnification, adjustment of purchase price, earn-out or similar obligations, in each case, Incurred or assumed in connection with the disposition of any business or assets of the Company or any business, assets or Capital Stock of any of its Restricted Subsidiaries, other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that:

(A) the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds, including non-cash proceeds (the Fair Market Value of such non-cash proceeds being measured at the time received and without giving effect to subsequent changes in value) actually received by the Company and its Restricted Subsidiaries in connection with such disposition; and

(B) such Indebtedness is not reflected as indebtedness on the balance sheet of the Company or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (10));

(11) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of Incurrence;

(12) Indebtedness in the form of letters of credit or letters of guarantee and reimbursement obligations relating to letters of credit or letters of guarantee that are satisfied within 30 days of being drawn;

(13) the Incurrence or issuance by the Company or any of its Restricted Subsidiaries of Refinancing Indebtedness that serves (or will serve) to refinance (as defined in “Refinancing Indebtedness”) any Indebtedness Incurred as permitted under Section 4.09(a) and clauses (2), (3), (6), this clause (13) and clause (22) of this Section 4.09(b), or any Indebtedness issued to so refund or refinance such Indebtedness;

(14) Indebtedness of the Company or any of its Restricted Subsidiaries consisting of the financing of insurance premiums incurred in the ordinary course of business;

(15) Indebtedness of the Company or any of its Restricted Subsidiaries consisting of take-or-pay obligations contained in supply arrangements incurred in the ordinary course of business;

(16) Indebtedness of the Company or any of its Restricted Subsidiaries with respect to Guarantees of Indebtedness of joint ventures, in an aggregate amount under this clause (16) not to exceed the greater of (A) $50.0 million and (B) 1.0% of Total Assets, at any time outstanding;

(17) Non-Recourse Debt;

(18) Indebtedness of the Company, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in connection with a Change of Control Offer or (B) deposited to defease or discharge the Notes pursuant to Article 8 or to satisfy and discharge the Notes pursuant to Article 11;

(19) Indebtedness of the Company and any of its Restricted Subsidiaries in respect of Cash Management Agreements entered into in the ordinary course of business;

(20) Indebtedness Incurred by Foreign Subsidiaries not to exceed $75.0 million at any one time outstanding and Guarantees thereof by the Company or any of its Restricted Subsidiaries;

(21) Project Finance Debt in an aggregate principal amount at any one time outstanding not to exceed the sum of (i) $100.0 million plus (ii) $100.0 million; provided that the amount under clause (ii) shall only be available if at the time of Incurrence and after giving effect to the Incurrence of such Indebtedness on such date, the Secured Leverage Ratio of the Company would not exceed 2.5 to 1.0 on a pro forma basis; and

(22) in addition to the items referred to in clauses (1) through (21) above, Indebtedness of the Company and its Restricted Subsidiaries in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (22) (including any amounts that are subsequently refinanced under clause (13)) and then outstanding, shall not exceed the greater of (A) $100.0 million and (B) 2.0% of Total Assets, at the time of such Incurrence.

(c) For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this Section 4.09:

(1) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in Section 4.09(b) or can be Incurred pursuant to Section 4.09(a), the Company, in its sole discretion, shall classify such item of Indebtedness on the date of Incurrence and may later reclassify such item of Indebtedness in any manner that complies with Section 4.09(a) or Section 4.09(b) and only be required to include the amount and type of such Indebtedness under Section 4.09(a) or any of the clauses under Section 4.09(b); provided that all Indebtedness outstanding under the Senior Credit Facility on the Issue Date will be treated as incurred on the Issue Date under clause (1) of Section 4.09(b);

(2) Guarantees of, or obligations in respect of letters of credit or letters of guarantee relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(3) if obligations in respect of letters of credit or letters of guarantee are Incurred pursuant to a Debt Facility and are being treated as Incurred pursuant to clause (1) of Section 4.09(b) and the letters of credit or letters of guarantee relate to other Indebtedness, then such other Indebtedness shall not be included;

(4) the principal amount of any Disqualified Stock of the Company or any of its Restricted Subsidiaries, or Preferred Stock of a Non-Guarantor, shall be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(5) Indebtedness permitted by this Section 4.09 need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted (and classified) in part by one such provision and in part by one or more other provisions of this Section 4.09 permitting such Indebtedness;

(6) the principal amount of any Indebtedness outstanding in connection with a securitization transaction or series of securitization transactions is the amount of obligations outstanding under the legal documents entered into as part of such transaction that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a purchase relating to such transaction; and

(7) the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in accordance with IFRS.

(d) Accrual of interest, accrual of dividends, the accretion of accreted value, the amortization of debt discount, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock shall not be deemed to be an Incurrence of Indebtedness for purposes of this Section 4.09. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount or the aggregate principal amount outstanding in the case of Indebtedness issued with interest payable in kind and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

(e) In addition, the Company will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt (other than Indebtedness Incurred under clause (16) of Section 4.09(b)). If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary of the Company, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this Section 4.09, the Company shall be in Default of this Section 4.09).

(f) For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company and its Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Section 4.10 Asset Dispositions.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to consummate an Asset Disposition unless:

(1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value (such Fair Market Value to be determined on the date of contractually agreeing to such Asset Disposition) of the shares and assets subject to such Asset Disposition; and

(2) at least 75% of the consideration from such Asset Disposition received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents.

For the purposes of clause (2) above and for no other purpose, the following will be deemed to be cash:

(i)           any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any of its Restricted Subsidiaries (other than liabilities that are by their terms subordinated to the Notes or the Note Guarantees) that are assumed by the transferee of any such assets and from which the Company and all such Restricted Subsidiaries have been validly released by all creditors in writing;

(ii)           any Designated Non-Cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Disposition having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (ii) that is at that time outstanding, not to exceed the greater of (x) $75.0 million and (y) 1.5% of Total Assets at the time of the receipt of such Designated Non-Cash Consideration (with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value);

          (iii)         any securities, notes or other obligations or assets received by the Company or any of its Restricted Subsidiaries from the transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) within 180 days following the closing of such Asset Disposition; and

      (iv)          Additional Assets.

(b) Within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash, the Company or such Restricted Subsidiary, as the case may be, shall apply, at its option, directly or indirectly, an amount equal to 100% of the Net Available Cash from such Asset Disposition:

                          (1) to permanently reduce Indebtedness constituting First Priority Obligations and, in the case of revolving obligations thereunder, to correspondingly reduce commitments with respect thereto;

(2) to permanently reduce (and permanently reduce commitments with respect thereto) the Notes or other Second Priority Indebtedness of the Company or any Secured Guarantor, in each case other than Indebtedness owed to the Company or a Restricted Subsidiary of the Company; provided that if the Company or any Guarantor shall so reduce Second Priority Obligations other than the Notes, the Company will (x) ratably reduce Obligations under the Notes as provided under Section 3.07, through open-market purchases (to the extent such purchases are at or above 100.0% of the principal amount thereof) or (y) make an offer (in accordance with the procedures set forth in Section 3.10 and this Section 4.10 for an Asset Disposition Offer) to all Holders to purchase their Notes at a purchase price equal to 100.0% of the principal amount thereof, plus accrued and unpaid interest, if any, on the principal amount of Notes that would otherwise be redeemed or purchased under subclause (x) above;

(3) to invest in Additional Assets or make capital expenditures in or that are used or useful in a Similar Business; provided that any Net Available Cash from an Asset Disposition of Collateral shall only be invested in other Collateral or in other businesses, properties or assets that become Collateral;

(4) if the assets or property disposed of in the Asset Disposition were not Collateral, to permanently reduce obligations under Indebtedness of a Non-Guarantor, Indebtedness that is secured by the assets of any Unsecured Guarantor or Project Finance Debt (and correspondingly reduce commitments with respect thereto); provided that Indebtedness owed to the Company or another Restricted Subsidiary may be repaid pursuant to this clause (4) only if the Company or such Restricted Subsidiary further applies any such amounts received to permanently reduce (and correspondingly reduce commitments with respect to) any of the foregoing types of Indebtedness contained in this clause (4) other than Indebtedness owed to the Company or another Restricted Subsidiary; or

(5) in any combination of applications described in clauses (1), (2), (3) or (4) above;

provided that pending the final application of any such Net Available Cash in accordance with clause (1), (2), (3) (4) or (5) above, the Company and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by this Indenture; provided, further, that in the case of clause (3) above, a binding commitment to invest in Additional Assets or to make such capital expenditures shall be treated as a permitted application of an amount of Net Available Cash from the date of such commitment so long as the Company or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such amount of Net Available Cash shall be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”), it being understood that if an Acceptable Commitment is later canceled or terminated for any reason before such amount of Net Available Cash is applied, then such amount of Net Available Cash shall constitute Excess Proceeds.

(c)(i) Any amount of Net Available Cash from Asset Dispositions that is not applied or invested as provided in Section 4.10(b) shall be deemed to constitute “Excess Proceeds.” On the 366th day after an Asset Disposition, or later in accordance with clause (b) above, or earlier at the Company’s option, if the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company shall make an offer (“Asset Disposition Offer”) to all Holders and, to the extent required by the terms of other outstanding Second Priority Indebtedness, to all holders of such Second Priority Indebtedness, to purchase the maximum aggregate principal amount of Notes and any such other Second Priority Indebtedness, on a pro rata basis, that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date falling on or prior to such Asset Disposition Purchase Date), in accordance with the procedures set forth in Section 3.10 and the agreements governing the Second Priority Indebtedness, as applicable, in each case in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Company shall commence an Asset Disposition Offer with respect to Excess Proceeds by mailing (or otherwise communicating in accordance with the procedures of DTC) the notice required by Section 3.10, with a copy to the Trustees.

(2) To the extent that the aggregate amount of Notes and other Second Priority Indebtedness validly tendered and not validly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in this Indenture. If the aggregate principal amount of Notes surrendered by Holders thereof and other Second Priority Indebtedness surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Notes to be repurchased shall be selected by lot or by such other method as the U.S. Trustee in its sole discretion shall deem to be fair and appropriate. Upon completion of such Asset Disposition Offer, regardless of the amount of Excess Proceeds used to purchase Notes or other Second Priority Indebtedness pursuant to such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

(d) In connection with any Asset Disposition Offer, the Company shall comply with all applicable securities laws and regulations, including, without limitation, Canadian Securities Legislation and the requirements of Rule 14e-1 under the Exchange Act. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions of this Indenture, the Company shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under in this Indenture by virtue of any conflict.

Section ..11 Transactions with Affiliates.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or asset or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) involving aggregate consideration in excess of $5.0 million, unless:

(1) the terms of such Affiliate Transaction are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could have been obtained by the Company or such Restricted Subsidiary in a comparable transaction at the time of such transaction in arms’ length dealings with a Person that is not an Affiliate; and

(2) in the event such Affiliate Transaction involves an aggregate consideration in excess of $10.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company and by a majority of the members of such Board of Directors having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in clause (1) above);

(b) Section 4.11(a) shall not apply to:

(1) any transaction between the Company and any of its Restricted Subsidiaries or between any Restricted Subsidiaries of the Company;

(2) any Guarantees issued by the Company or a Restricted Subsidiary of the Company for the benefit of the Company or any of its Restricted Subsidiaries, as the case may be, in accordance with Section 4.09;

(3) Restricted Payment permitted to be made pursuant to Section 4.07 and any Permitted Investments;

(4) any issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or as the funding of, employment agreements and severance and other compensation arrangements, options to purchase Capital Stock of the Company, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans and/or indemnity provided on behalf of Officers, directors and employees approved by the Board of Directors of the Company;

(5) the payment of reasonable and customary fees and reimbursements or employee benefits paid to, and indemnity provided on behalf of, directors, officers, employees or consultants of the Company or any of its Restricted Subsidiaries;

(6) loans or advances (or cancellations of loans or advances) to employees, officers or directors of the Company or any of its Restricted Subsidiaries in the ordinary course of business, in an aggregate amount not in excess of $2.0 million at one time outstanding;

(7) any agreement as in effect as of the Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time, so long as any such amendment, modification, supplement, extension or renewal is not more disadvantageous to the Holders in any material respect in the good faith judgment of Senior Management or the Board of Directors of the Company, when taken as a whole, than the terms of the agreements in effect on the Issue Date;

(8) any agreement between any Person and an Affiliate of such Person existing at the time such Person is acquired by, or merged into or amalgamated, arranged or consolidated with the Company or any of its Restricted Subsidiaries; provided that such agreement was not entered into in contemplation of such acquisition, merger, amalgamation, arrangement or consolidation, and any amendment thereto (so long as any such amendment is not disadvantageous in any material respect to the Holders in the good faith judgment of Senior Management or the Board of Directors of the Company, when taken as a whole, as compared to the applicable agreement as in effect on the date of such acquisition, merger, amalgamation, arrangement or consolidation);

(9) transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services or any management services or support agreements, in each case in the ordinary course of the business of the Company and its Restricted Subsidiaries and otherwise in compliance with the terms of this Indenture; provided that in the reasonable determination of the members of the Board of Directors or Senior Management of the Company, such transactions or agreements are on terms that are not materially less favorable, when taken as a whole, to the Company or the relevant Restricted Subsidiary than those that could have been obtained at the time of such transactions or agreements in a comparable transaction or agreement by the Company or such Restricted Subsidiary with an unrelated Person;

(10) any issuance or sale of Capital Stock (other than Disqualified Stock) to Affiliates of the Company and any agreement that grants registration and other customary rights in connection therewith or otherwise to the direct or indirect securityholders of the Company (and the performance of such agreements);

(11) any transaction with a Person that is an Affiliate of the Company solely because the Company or any of its Restricted Subsidiaries owns any equity interest in or otherwise controls such Person; provided that no Affiliate of the Company, other than the Company or any of its Restricted Subsidiaries, shall have a beneficial interest or otherwise participate in such Person other than through such Affiliate’s ownership of the Company;

(12) transactions between the Company or any of its Restricted Subsidiaries and any Person that is an Affiliate solely because one or more of its directors is also a director of the Company or any of its Restricted Subsidiaries; provided that such director abstains from voting as a director of the Company or such Restricted Subsidiary, as the case may be, on any matter involving such other Person;

(13) any merger, amalgamation, arrangement, consolidation or other reorganization (including any pursuant to a transfer of assets) of the Company with an Affiliate solely for the purpose and with the sole effect of forming a holding company or reincorporating the Company in a new jurisdiction;

(14) the entering into of a tax sharing agreement, or payments pursuant thereto, between the Company and one or more Subsidiaries, on the one hand, and any other Person with which the Company and such Subsidiaries are required or permitted to file a consolidated tax return or with which the Company and such Subsidiaries are part of a consolidated group for tax purposes, on the other hand;

(15) any employment, deferred compensation, consulting, non-competition, confidentiality or similar agreement entered into by the Company or any of its Restricted Subsidiaries with its employees or directors in the ordinary course of business and payments and other benefits (including bonus, retirement, severance, health, stock option and other benefit plans) pursuant thereto;

(16) pledges of Capital Stock or Indebtedness of Unrestricted Subsidiaries; and

(17) transactions in which the Company or any of its Restricted Subsidiaries delivers to U.S. Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable, when taken as a whole, than those that might reasonably have been obtained by the Company or such Restricted Subsidiary in a comparable transaction at such time on an arms’ length basis from a Person that is not an Affiliate.

Section 4.12 Limitation on Liens.

The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur, assume or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Subsidiaries), whether owned on the Issue Date or acquired after that date.

For purposes of determining compliance with this Section 4.12, (i) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category of Permitted Liens but may be permitted in part under any combination thereof and (ii) in the event that a Lien securing an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of Permitted Liens, the Company shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies with this Section 4.12 and will only be required to include the amount and type of such Lien in one category of Permitted Liens and such Lien securing such item of Indebtedness will be treated as being Incurred or existing pursuant to only one of such categories.

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness means any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common shares of the Company, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness.

Section 4.13 Corporate Existence.

Subject to Article 5, Section 4.10 and Section 4.14, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect (1) its corporate existence and the corporate, partnership, limited liability company or other existence of each of its Restricted Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company or any such Restricted Subsidiary and (2) the rights (charter and statutory), licenses and franchises of the Company and its Restricted Subsidiaries; provided that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership, limited liability company or other existence of any of its Restricted Subsidiaries, if the Company in good faith shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Restricted Subsidiaries, taken as a whole.

Section 4.14 Offer to Repurchase Upon Change of Control.

(a) If a Change of Control occurs, unless the Company has given notice to redeem all of the outstanding Notes pursuant to Section 3.03 and Section 3.07 or 3.09, the Company shall, within 30 days following any Change of Control, make an offer to purchase all of the outstanding Notes (a “Change of Control Offer”) at a purchase price in cash equal to 101% of the principal amount of such outstanding Notes plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Payment”) (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date falling on or prior to the Change of Control Payment Date). The Company shall mail a notice of such Change of Control Offer to each Holder or otherwise give notice in accordance with the applicable procedures of DTC, with a copy to each of the Trustees, stating:

(1) that a Change of Control Offer is being made pursuant to this Section 4.14 and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for purchase by the Company at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date falling on or prior to the Change of Control Payment Date);

(2) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”);

(3) that Notes must be tendered in integral multiples of $1,000, and any Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that, unless the Company defaults in the payment of the Change of Control Payment, any Note accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on and after the Change of Control Payment Date;

(5) that Holders electing to have a Note purchased pursuant to a Change of Control Offer shall be required to (i) surrender such Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Note completed, or (ii) transfer such Note by book-entry transfer, in either case, to the Company, the Depositary, if applicable, or a Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders shall be entitled to withdraw their tendered Notes and their election to require the Company to purchase such Notes; provided that if the Company, the Depositary, the U.S. Trustee or the Paying Agent, as the case may be, receives at the address specified in the notice, not later than the close of business on the expiration of the Change of Control Offer, a facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(7) that if a Holder is tendering less than all of its Notes, such Holder will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (the unpurchased portion of the Notes must be equal to $2,000 or an integral multiple of $1,000 in excess thereof); and

(8) any other instructions, as determined by the Company consistent with this Section 4.14, that a Holder must follow.

The notice, if sent in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. In any case, failure to give such notice or any defect in the notice to the Holder of any Note designated for redemption in whole or in part shall not affect the validity of the proceedings for the redemption of any other Note. Subject to Section 3.05, on and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption.

(b) On the Change of Control Payment Date, the Company shall, to the extent lawful:

(1) accept for payment all Notes or portions of Notes (of $2,000 or integral multiples of $1,000 in excess thereof) validly tendered and not validly withdrawn pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes so accepted for payment; and

(3) deliver or cause to be delivered to the U.S. Trustee for cancellation the Notes so accepted for payment together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company in accordance with the terms of this Section 4.14.

(c) The Paying Agent shall promptly remit to each Holder of Notes so accepted for payment the Change of Control Payment for such Notes, and the U.S. Trustee, upon receipt of an authentication order from the Company shall promptly authenticate and mail or deliver (or cause to be transferred by book entry) to each such Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note shall be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof.

(d) If the Change of Control Payment Date is on or after the relevant Record Date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, shall be paid on such Interest Payment Date to the Person in whose name the Note is registered at the close of business on such Record Date, and no additional interest shall be payable to Holders whose Notes are tendered pursuant to the Change of Control Offer.

(e) Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, and conditioned upon the occurrence of such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer.

(f) The Company shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes an offer to purchase all of the outstanding Notes in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.14 applicable to a Change of Control Offer and such third party purchases all Notes validly tendered and not validly withdrawn pursuant to such offer to purchase.

(g) In connection with any Change of Control Offer, the Company shall comply with all applicable securities laws and regulations, including, Canadian Securities Legislation and the requirements of Rule 14e-1 under the Exchange Act. To the extent that the provisions of any applicable securities laws or regulations conflict with provisions of this Indenture, the Company shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Indenture by virtue of any conflict.

(h) Other than as specifically provided in this Section 4.14, any purchase pursuant to this Section 4.14 shall be made pursuant to the provisions of Sections 3.02, 3.05 and 3.06.

Section 4.15 Future Guarantors.

(a) The Company shall cause each of its Wholly Owned Subsidiaries that is not a Guarantor and that becomes a borrower or guarantor under one or more Debt Facilities (including, for the avoidance of doubt, the Senior Credit Facility) or that incurs or Guarantees any other Indebtedness (in each case other than with respect to Debt Facilities or other Indebtedness Incurred under the proviso to clause (1) or clause (5), (17), (20) or (21) of 4.09(b)), under which in excess of $50.0 million aggregate principal amount is outstanding at any given time, to execute and deliver to the Trustees a supplemental indenture to this Indenture, the form of which is attached as Exhibit B hereto, pursuant to which such Restricted Subsidiary shall, subject to Section 4.15(b) and (e), irrevocably and unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest in respect of the Notes on the same basis of such Subsidiary’s Guarantee of the Senior Credit Facility or such other Debt Facility (subject, in the case of any senior secured Guarantee, to the liens priority described in the Intercreditor Agreement) a senior basis and all other obligations under this Indenture; provided, however, that a Restricted Subsidiary shall not be required to Guarantee the Notes (i) if such Restricted Subsidiary is not a Wholly Owned Subsidiary and the Board of Directors of such Restricted Subsidiary determines in good faith that such Guarantee would be inconsistent with applicable law or (ii) if such Restricted Subsidiary is prohibited from guaranteeing any Indebtedness pursuant to the terms of any Acquired Indebtedness for so long as such Acquired Indebtedness remains outstanding and such Restricted Subsidiary does not Incur any Indebtedness other than Acquired Indebtedness.

(b) The obligations of each Guarantor shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Note Guarantee or pursuant to its contribution obligations under this Indenture, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law, including under Canadian federal or provincial law or U.S. federal or state law, or a preference, conveyance, transfer at under value or other challengeable or voidable transaction under Canadian federal or provincial laws or any other applicable laws.

(c) Each Person that becomes a Secured Guarantor after the Issue Date shall also become a party to the applicable Collateral Documents and shall as promptly as practicable execute and deliver such security instruments, financing statements, mortgages, deeds of trust, additional deeds of hypothec and other related real estate deliverables (in substantially the same form as those executed and delivered with respect to the Collateral on the Issue Date or on the date first delivered in the case of Collateral that this Indenture provides may be delivered after the Issue Date (to the extent, and substantially in the form, delivered on the Issue Date or the date first delivered, as applicable (but no greater scope)) as may be necessary to vest in the Collateral Agent a perfected and opposable Second Priority Lien (subject to Permitted Liens) in properties and assets that constitute Collateral, as security for such Secured Guarantor’s Note Guarantee and as may be necessary to have such property or asset added to the Collateral as required under the Collateral Documents and this Indenture, and thereupon all provisions of this Indenture relating to the Collateral shall be deemed to relate to such properties and assets to the same extent and with the same force and effect.

(d) Each Note Guarantee shall be released in accordance with Section 10.06.

(e) Notwithstanding anything to the contrary contained in this Indenture, any Note Guarantee provided pursuant to this Section 4.15 by a Restricted Subsidiary that is organized in a jurisdiction located outside of the United States or Canada may be a Limited Guarantee if the Board of Directors or Senior Management, in consultation with local counsel, makes a reasonable determination that such limitations are required due to legal requirements within such jurisdiction.

Section 4.16 Limitation on Capital Expenditures.

Beginning with the fiscal year of the Company ending December 31, 2021, the Company will not make, or permit any of its Restricted Subsidiaries to make, any Capital Expenditures other than (i) Capital Expenditures funded with the proceeds of Asset Dispositions (for purposes of this Section 4.16, to be defined as an “Asset Disposition” under Section 1.01 but without giving effect to any exceptions to or exclusions from such definition pursuant to the second paragraph of such definition) in accordance with Section 4.10(b)(3) hereof, (ii) Capital Expenditures funded with the proceeds of Equity Offerings and (iii) Capital Expenditures that would not cause the aggregate of all Capital Expenditures made by the Company and its Restricted Subsidiaries pursuant to this clause (iii) (which shall not, for the avoidance of doubt, include any Capital Expenditures funded pursuant to clauses (i) or (ii)) in any fiscal year of the Company to exceed an aggregate amount (“CapEx Cap”) equal to $100.0 million; provided that if the Capital Expenditures of the Company and its Restricted Subsidiaries for the fiscal year of the Company ending December 31, 2020 (the “2020 CapEx Amount”) are less than $135.0 million, then the CapEx Cap for the fiscal year of the Company ending December 31, 2021 shall be increased by the amount of such difference between $135.0 million and 2020 CapEx Amount (provided that in no event shall the amount of such increase exceed $20.0 million); provided, further that, notwithstanding the foregoing, the CapEx Cap shall not apply to any fiscal year during which the Leverage Ratio of the Company and its Restricted Subsidiaries is less than or equal to 2.00 to 1.00 on the last day of such fiscal year.

Section 4.17 Effectiveness of Covenants.

(a) Following the first day:

(1) the Notes have an Investment Grade Rating from both of the Rating Agencies; and

(2) no Default or Event of Default has occurred and is continuing under this Indenture,

the Company and its Restricted Subsidiaries shall not be subject to Sections 3.10, 4.07, 4.08, 4.09, 4.10, 4.11, 4.15, 4.16 and 5.01(a)(4) (collectively, the “Suspended Covenants”).

(b) If at any time the credit rating on the Notes is downgraded from an Investment Grade Rating by any Rating Agency, then the Suspended Covenants shall thereafter be reinstated as if such covenants had never been suspended (the “Reinstatement Date”) and be applicable pursuant to the terms of this Indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of this Indenture), unless and until the Notes subsequently attain an Investment Grade Rating and no Default or Event of Default is in existence (in which event the Suspended Covenants shall no longer be in effect for such time that the Notes maintain an Investment Grade Rating); provided, however, that no Default, Event of Default or breach of any kind shall be deemed to exist under this Indenture, the Notes or the Note Guarantees with respect to the Suspended Covenants based on, and none of the Company or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring during the Suspension Period (as defined below), regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period. The period of time between the date of suspension of the covenants and the Reinstatement Date is referred to as the “Suspension Period.”

(c) On the Reinstatement Date, all Indebtedness Incurred during the Suspension Period shall be deemed to have been outstanding on the Issue Date, so that it is classified under clause (3) of Section 4.09(b). Calculations made after the Reinstatement Date of the amount available to be made as Restricted Payments under Section 4.07 shall be made as though Section 4.07 had been in effect since the Issue Date and prior to, but not during, the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period shall reduce the amount available to be made as Restricted Payments under Section 4.07(a). For purposes of Section 4.10, on the Reinstatement Date, utilized Excess Proceeds will be reset to zero. For purposes of Section 4.16, any Capital Expenditures that were made during the Suspension Period in excess of what would have otherwise been permitted if such covenant were in effect during the Suspension Period shall be disregarded for purposes of determining compliance with Section 4.16, including any such excess Capital Expenditures made during the fiscal year in which the Reinstatement Date occurs.

(d) During any period when the Suspended Covenants are suspended, the Board of Directors of the Company may not designate any of the Company’s Subsidiaries as Unrestricted Subsidiaries pursuant to this Indenture.

(e) The Company shall provide a Responsible Officer of each of the Trustees and the Holders with prompt written notice of any suspension of the Suspended Covenants or the subsequent reinstatement of such Suspended Covenants.

Section 4.18 Post-Closing Obligations.

The Company hereby covenants in favor of the Collateral Agent, for the benefit of the Holders of the Notes, to deliver the following to the Collateral Agent within 90 days from the Issue Date (or, in each case, after the Company’s use of commercially reasonable efforts to deliver to the Collateral Agent within such 90-day period, such later date as either (i) agreed by the First Lien Agent for the delivery of the corresponding instrument, document or opinion under the Senior Credit Facility or (ii) may otherwise be necessary to ensure delivery after the use of commercially reasonable efforts), in each case in form and content satisfactory to the Collateral Agent:

(a)           to deliver to the Collateral Agent a valid and enforceable second ranking Deed of Hypothec in favor of the Collateral Agent, as hypothecary representative, over all Additional Québec Properties (as such term is defined below), opposable to third parties and free and clear of any Liens other than Permitted Liens (the “Additional Hypothec”), provided, without limitation to the generality of the foregoing, that:

(1)           the description of each Additional Québec Property that is a mining right shall include a current cadastral description or technical description, complying with the requirements of Articles 3036 and 3037 of the Civil Code of Québec, describing the place where such mining right is currently exercised in accordance with Article 3040 of the Civil Code of Québec, prepared or certified, as appropriate, by a qualified professional (a notary or a surveyor), so that a land file can be properly opened in respect of such mining right and that the relevant correspondences may be entered in the land register in accordance with Article 3040 of the Civil Code of Québec;

(2)           in the event that the preparation of the cadastral or technical descriptions or the title work described in (1) above reveal that corrections need to be made to the description of the mining rights, to existing land files in respect of such mining rights or other immovable properties described in Schedule A to the Deed of Hypothec executed by the Canadian Guarantors on or about the Issue Date (the “Original Hypothec”) (other than the Additional Québec Properties), the Company and the Canadian Guarantors shall attend to such corrections and the granting of an additional new Deed of Hypothec as may be necessary to create a valid and enforceable hypothec on such mining right or immovable properties, opposable to third parties and free and clear of any Liens other than Permitted Liens; and

(3)           the Company shall provide evidence of the opening of the land files, corrections and registrations made in furtherance of the foregoing. For greater certainty however, the Company shall not be required to provide a copy of each individual index of immovable which may be comprised within the cadastral description of each mining right.

“Additional Québec Properties” means the mining concessions CM 264PTA, CM 314PTA, CM 375, CM 380 and all mining claims described on Schedule A of the Original Hypothec.

(b)           to deliver to the Collateral Agent a favorable legal opinion of Fasken Martineau DuMoulin LLP in respect of the Additional Hypothec, substantially in the form of the opinion delivered in respect of the Original Hypothec on the Issue Date and updated as required.

(c)           to deliver to the Collateral Agent a favorable mining title opinion of Fasken Martineau DuMoulin LLP, substantially in the form of the draft opinion delivered on Issue Date, confirming that Integra Gold (Québec) Inc. is the registered owner at the Public register of real and immovable mining rights (the “PRRIMR”) of the mining concession CM375, free and clear of Liens other than Permitted Liens, and that a land file for the CM375 was opened at the applicable Register of real rights of State resource development (the “RRRSRD”). This opinion shall relate the full review of the undischarged documents registered at the PRRIMR (including those indexed at the PRRIMR but which need to be ordered for review) and the RRRSRD, but not at the Index of Immovables nor at the Register of public service networks and immovable situated in a territory without a cadastral survey. This opinion shall also contain a note regarding the opening of new lot(s) at the Index of Immovables or land file(s) at the Register of public service networks and immovable situated in a territory without a cadastral survey for the territory covered by such mining concession, and otherwise be in form and content similar to the opinion issued to the Collateral Agent in regard to BM 1048.

(d)           to deliver to the Collateral Agent a favorable mining title opinion of Fasken Martineau DuMoulin LLP in respect of the mining rights of the Canadian Guarantors other than the BM 1048 and CM375, substantially in the form of the mining title opinion delivered in respect of CM375 pursuant to subsection (c) above, but provided that such opinion shall also relate the review of the undischarged documents registered at the PRRIMR and the RRRSRD, but not at the Index of Immovables nor at the Register of public service networks and immovable situated in a territory without a cadastral survey.

(e)           to correct if possible the correspondence of the lots on the Land File 84-A-3155 and Land File 84-A-3157 to reflect the description of the place of exercise of such rights as described in the deed registered under number 21 201 083 or, if possible, provide confirmation from counsel or the registrar that the correspondence is complete.

To the extent a corresponding document is required under the Senior Credit Facility as in effect on the Issue Date to be delivered to the First Lien Agent, then, notwithstanding anything in this Section 4.18 to the contrary, the Company will not be required to deliver any instrument, document or opinion enumerated in clauses (a) through (e) above if such corresponding instrument, document or opinion has not been and is no longer required to be delivered to the First Lien Agent.

ARTICLE 5

SUCCESSORS

Section 5.01 Merger, Amalgamation, Arrangement, Consolidation or Sale of All or Substantially All Assets.

(a) The Company shall not merge with or into, or amalgamate or consolidate with, or wind up into or undergo an arrangement with (whether or not the Company is the surviving corporation), or sell, assign, convey, transfer, lease or otherwise dispose (including, in each case, by means of a Delaware LLC Division) of all or substantially all of its properties and assets, in one or more related transactions, to any Person unless:

(1) the continuing, resulting, surviving or transferee Person (the “Successor Company”) is a Person (other than an individual) organized and existing under the laws of Canada, any province or territory thereof, or of the United States, any state or territory thereof or the District of Columbia;

(2) the Successor Company (if other than the Company) expressly assumes all of the obligations of the Company under the Notes, the Collateral Documents and this Indenture pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustees;

(3) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(A) the Successor Company would be able to Incur at least $1.00 of additional Indebtedness pursuant to Section 4.09(a), or

(B) the Consolidated Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction and would be at least 1.50 to 1.00;

(5) if the Company is not the surviving corporation, each Guarantor (unless it is the other party to the transactions above, in which case clause (1) of Section 5.01(b) shall apply) shall have by supplemental indenture confirmed that its Note Guarantee shall apply to such Successor Company’s obligations under this Indenture and the Notes;

(6) to the extent any property or assets of the Successor Company, or the Person that is merged, amalgamated or consolidated with or into the Successor Company, are property or assets of the type that would constitute Collateral under the Collateral Documents or the Intercreditor Agreement, the Successor Company will take such action as may be reasonably necessary or required to cause such property and assets to be made subject to a Lien securing the Notes pursuant to this Indenture, the Collateral Documents and the Intercreditor Agreement in the manner and to the extent required by this Indenture, any of the Collateral Documents or Intercreditor Agreement and shall take all reasonably necessary action so that such Lien is perfected, rendered opposable to third parties, preserved and protected to the extent required by this Indenture, the Collateral Documents and the Intercreditor Agreement;

(7) the Collateral owned by or sold, assigned, conveyed, leased, transferred or otherwise disposed of to the Successor Company shall (a) continue to constitute Collateral under this Indenture and the Collateral Documents, (b) be subject to the Lien in favor of the Collateral Agent for the benefit of the Trustees and the Holders of the Notes and (c) not be subject to any Lien other than Permitted Liens or other Liens as permitted under Section 4.12;

(8) the Successor Company shall become a party to the Intercreditor Agreement by joinder or supplement; and

(9) the Company shall have delivered to the Trustees an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation, arrangement, winding up or disposition, and such supplemental indenture, if any, complies with this Indenture.

(b) Notwithstanding clauses (3) and (4) of Section 5.01(a):

(1) any Restricted Subsidiary of the Company may consolidate with, amalgamate with, undergo an arrangement with, merge with or into or transfer all or part of its properties and assets (including by means of a Delaware LLC Division) to the Company so long as no Capital Stock of the Restricted Subsidiary of the Company is distributed to any Person other than the Company; and

(2) the Company may consolidate with, amalgamate with, undergo an arrangement with, merge with or into (including by means of a Delaware LLC Division) an Affiliate of the Company solely for the purpose of reincorporating or continuing the Company in or to another province or territory of Canada or in or to a state or territory of the United States or the District of Columbia.

(c) Subject to Section 10.06, no Guarantor shall, and the Company shall not permit any Guarantor to, merge with or into, or amalgamate or consolidate with, or wind up into or undergo an arrangement with (whether or not such Guarantor is the surviving corporation), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets (including, in each case, by means of a Delaware LLC Division), in one or more related transactions, to any Person (other than to the Company or another Guarantor) unless:

(1)  (A)  if such entity remains a Guarantor, the continuing, resulting, surviving or transferee Person (the “Successor Guarantor”) is a Person (other than an individual) organized and existing under the same laws as the Guarantor was organized immediately prior to such transaction, the laws of Canada, any province or territory thereof, or of the United States, any state or territory thereof or the District of Columbia or the Netherlands;

(B) if such entity remains a Guarantor, the Successor Guarantor, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under this Indenture, the Notes, its Note Guarantee and, if applicable, the Collateral Documents pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustees;

(C) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Guarantor or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(D) to the extent any property or assets of the Successor Guarantor, or the Person that is merged, amalgamated or consolidated with or into the Successor Company, are property or assets of the type that would constitute Collateral under the Collateral Documents or the Intercreditor Agreement, the Successor Guarantor will take such action as may be reasonably necessary or required to cause such property and assets to be made subject to a Lien securing the Notes pursuant to the Indenture, the Collateral Documents and the Intercreditor Agreement in the manner and to the extent required by the Indenture, any of the Collateral Documents or Intercreditor Agreement and shall take all reasonably necessary action so that such Lien is perfected, preserved and protected to the extent required by the Indenture, the Collateral Documents and the Intercreditor Agreement;

(E) the Collateral owned by or sold, assigned, conveyed, leased, transferred or otherwise disposed of to the Successor Guarantor shall (a) continue to constitute Collateral under the Indenture and the Collateral Documents, (b) be subject to the Lien in favor of the Collateral Agent for the benefit of the Trustees and the Holders of the Notes and (c) not be subject to any Lien other than Permitted Liens or other Liens as permitted under Section 4.12;

(F) the Successor Guarantor that is a Secured Guarantor shall become a party to the Intercreditor Agreement by joinder or supplement thereto; and

(G) the Company shall have delivered to the Trustees an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, arrangement, merger, winding up or disposition and such supplemental indenture (if any) comply with this Indenture; or

(2) such transaction does not violate Section 4.10.

(d) Notwithstanding the foregoing, any Guarantor may (i) merge or amalgamate or undergo an arrangement with or into or transfer all or part of its properties and assets to (including by means of a Delaware LLC Division) any other Guarantor or the Company or (ii) merge or amalgamate or undergo an arrangement with (including by means of a Delaware LLC Division) a Restricted Subsidiary of the Company for the purpose of reincorporating the Guarantor in the same jurisdiction as the Guarantor was organized immediately prior to such transaction, in a province or territory of Canada, a state or territory of the United States or the District of Columbia, the Netherlands or, solely in the case of an Unsecured Guarantor, Turkey, so long as the amount of Indebtedness of such Guarantor and its Subsidiaries is not increased thereby.

(e) For purposes of this Section 5.01, the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the disposition of all or substantially all of the properties and assets of the Company.

Section 5.02 Successor Entity Substituted.

Upon any consolidation, merger, amalgamation, or winding up, in each case including by way of an arrangement, or any sale, assignment, transfer, lease, conveyance or other disposition (including in each case, by means of a Delaware LLC Division) of all or substantially all of the assets of the Company or a Guarantor in accordance with Section 5.01, the successor Person formed by such consolidation or into or with which the Company or a Guarantor, as applicable, is merged with or into, or amalgamated or consolidated with or wound up into, or undergoes an arrangement with, or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, winding up, sale, assignment, lease, transfer, conveyance or other disposition, the provisions of this Indenture referring to the Company or such Guarantor, as applicable, shall refer instead to the successor entity and not to the Company or such Guarantor, as applicable), and may exercise every right and power of the Company or such Guarantor, as applicable, under this Indenture, the Notes, the Note Guarantees and, if applicable, the Collateral Documents and the Intercreditor Agreement with the same effect as if such successor Person had been named as the Company or such Guarantor, as applicable, herein; provided that, in the case of a lease of all or substantially all its assets, the Company shall not be released from the obligation to pay the principal of and interest on the Notes, and a Guarantor shall not be released from its obligations under its Note Guarantee.

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01 Events of Default.

(a) Each of the following is an “Event of Default”:

(1) default in any payment of interest on any Note when due, continued for 30 days;

(2) default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3) failure by the Company or any Guarantor to comply with its obligations under Section 5.01;

(4) failure by the Company or any Guarantor to comply with any other covenant or agreement in the Notes, the Indenture, the Collateral Documents or the Note Guarantees (other than a failure that is the subject of clauses (1), (2) or (3) of this Section 6.01(a); provided, that such failure shall not constitute an Event of Default until the U.S. Trustee (acting at the direction of the Holders of at least 25% in principal amount of the then outstanding Notes) or the Holders of 25% in principal amount of the then outstanding Notes notify the Company of the default and the Company or Guarantor does not cure such default within 60 days after receipt of such notice.

(5) default under any mortgage, hypothec, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries), other than Indebtedness owed to the Company or its Restricted Subsidiary, whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, which default:

(A) is caused by a failure to pay principal on such Indebtedness at its stated maturity or due date (after giving effect to any applicable grace period provided in such Indebtedness) (“payment default”); or

(B) results in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated and remains unpaid, aggregates $50.0 million or more (or its foreign currency equivalent);

(6) failure by the Company or any Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $50.0 million (or its foreign currency equivalent) (net of any amounts that are covered by enforceable insurance policies issued by solvent insurance companies), which judgments are not paid, discharged or stayed for a period of 60 days or more after such judgment becomes final and non-appealable;

(7) the Company or any Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, pursuant to or within the meaning of any Insolvency Law:

(A) commences proceedings to be adjudicated bankrupt or insolvent;

(B) consents to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking an arrangement of debt, reorganization, dissolution, winding up or relief under applicable Insolvency Law;

(C) consents to the appointment of a custodian, receiver, interim receiver, receiver and manager, liquidator, assignee, trustees, sequestrator or other similar official of it or for all or substantially all of its property;

(D) makes a general assignment for the benefit of its creditors; or

(E) admits in writing in a judicial, regulatory, or administrative proceeding or filing its inability to pay its debts as they become due;

(8) a court of competent jurisdiction enters an order or decree under any Insolvency Law that:

(A) is for relief against the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, in a proceeding in which the Company, any such Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, is to be adjudicated bankrupt or insolvent;

(B) appoints a custodian, receiver, interim receiver, receiver and manager, liquidator, assignee, trustees, sequestrator or other similar official of the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, or for all or substantially all of the property of the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; or

(C) orders the liquidation, dissolution, readjustment of debt, reorganization or winding up of the Company, or any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days;

(9) any Note Guarantee of a Significant Subsidiary or any group of Guarantors that, taken together, would constitute a Significant Subsidiary, ceases to be in full force and effect (except as contemplated by the terms of this Indenture) or is declared null and void in a final and non-appealable judicial proceeding or any Guarantor that is a Significant Subsidiary or any group of Guarantors that, taken together, would constitute a Significant Subsidiary, denies or disaffirms its obligations under this Indenture or its Note Guarantee;

(10) (x) any material provision of any Collateral Document or the Intercreditor Agreement, at any time, (a) ceases to be in full force and effect for any reason other than in accordance with the terms of this Indenture, the Collateral Documents or the Intercreditor Agreement or (b) is declared invalid or unenforceable by a court of competent jurisdiction, (y) the Company or any Secured Guarantor contests in writing the validity or enforceability of any provision of any Collateral Document or the Intercreditor Agreement or (z) the Company or any Secured Guarantor denies in writing that it has any further liability under the Indenture or any Collateral Document or the Intercreditor Agreement or gives written notice to revoke or rescind any Collateral Document or the perfected and opposable Second Priority Lien created thereby with respect to the Notes, other than in accordance with the terms of this Indenture, the Collateral Documents and the Intercreditor Agreement; or

(11) any Collateral Document covering a material portion of the Collateral for any reason (other than pursuant to the terms thereof) ceases to create a valid, perfected and opposable Second Priority Lien on and security interest in or hypothec in any material Collateral covered thereby, subject to Permitted Liens, except to the extent that any such perfection, opposability or priority is not required pursuant to the Indenture, the Collateral Documents or the Intercreditor Agreement or results from the failure of the Collateral Agent to maintain possession of certificates actually delivered to it representing securities pledged under the Collateral Documents or the Collateral Document has been amended or the Collateral has otherwise been released in accordance with the Indenture, the Collateral Document or the Intercreditor Agreement.

(b) In the event of a declaration of acceleration of the Notes because an Event of Default described in Section 6.01(a)(5) has occurred and is continuing, and before a judgment or decree for payment of the money due has been obtained by a Trustee as hereinafter provided in this Article 6, the declaration of acceleration of the Notes shall be automatically annulled if:

(1) the default triggering such Event of Default pursuant to Section 6.01(a)(5) shall be remedied or cured by the Company or any of its Restricted Subsidiaries or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto; and

(2) (A) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (B) all existing Events of Default, except nonpayment of principal, premium, if any, or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

Section 6.02 Acceleration.

(a) If an Event of Default (other than an Event of Default specified in clause (7) or (8) of Section 6.01(a) with respect to the Company) occurs and is continuing, the U.S. Trustee (acting at the direction of the Holders of at least 25% in principal amount of the then outstanding Notes) by written notice to the Company, specifying the Event of Default, or the Holders of at least 25% in principal amount of the then outstanding Notes by written notice to the Company and a Responsible Officer of the U.S. Trustee, may, and the U.S. Trustee at the written request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable immediately. Upon such a declaration, such principal, premium, if any, and accrued and unpaid interest, if any, shall be due and payable immediately.

(b) If an Event of Default specified in clause (7) or (8) of Section 6.01(a) with respect to the Company occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes shall become and be immediately due and payable without any declaration or other act on the part of either Trustee or any Holders.

Section 6.03 Other Remedies.

If an Event of Default occurs and is continuing, the U.S. Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The U.S. Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the U.S. Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Upon the occurrence of an Event of Default and subject to the terms of the Intercreditor Agreement and the Collateral Documents, all Collateral shall be available to be utilized by the U.S. Trustee and Collateral Agent in accordance with this Article 6 and Article 12. The rights of the Trustees under Article 7 shall be applicable with respect thereto.

Section 6.04 Waiver of Past Defaults.

The Holders of a majority in principal amount of the then outstanding Notes by written notice to the Trustees may on behalf of all Holders waive any past or existing Default and rescind any acceleration with respect to the Notes and its consequences hereunder (including any related payment default that resulted from such acceleration), except a continuing Default in the payment of the principal, premium, if any, or interest on any Note held by a non-consenting Holder (including in connection with an Asset Disposition Offer or a Change of Control Offer); provided that, in the case of the rescission of any acceleration with respect to the Notes, (1) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all outstanding amounts owing to the Trustees have been paid.

Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05 Control by Majority.

The Holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the U.S. Trustee or of exercising any trust or power conferred on the U.S. Trustee or the Collateral Agent. However, each Trustee and the Collateral Agent, as the case may be, may refuse to follow any direction that conflicts with law or this Indenture, the Notes, the Collateral Documents, the Intercreditor Agreement or any Note Guarantee, or that it determines in good faith is unduly prejudicial to the rights of any other Holder or that would involve that Trustee or the Collateral Agent, as the case may be, in personal liability or expense for which such Trustee has not been offered an indemnity satisfactory to them.

Section 6.06 Limitation on Suits.

(a)           Subject to Section 6.07, no Holder of a Note may pursue any remedy with respect to this Indenture or the Notes (subject to the Intercreditor Agreement) or for the appointment of a receiver or a Trustee, or for any other remedy hereunder, unless:

(1) such Holder has previously given the Trustees written notice that an Event of Default is continuing;

(2) the Holders of at least 25% in principal amount of the then outstanding Notes have requested the U.S. Trustee in writing to pursue the remedy in its own name as Trustee under this Indenture;

(3) such Holders have offered the Trustees security or indemnity satisfactory to each of the Trustees against any loss, liability, costs or expense;

(4) the U.S. Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) the Holders of a majority in principal amount of the then outstanding Notes have not given the U.S. Trustee a direction that, in the opinion of the U.S. Trustee, is inconsistent with such request within such 60-day period.

A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder, it being understood that neither of the Trustees has an affirmative duty to ascertain whether or not any actions or forbearances by a Holder are unduly prejudicial to other Holders.

(c) A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder, it being understood that neither of the Trustees has an affirmative duty to ascertain whether or not any actions or forbearances by a Holder are unduly prejudicial to other Holders. The provisions of subsection (a) of this Section 6.06 are conditions precedent to the exercise by any Holder of any remedy hereunder and under the Collateral Documents. The exercise of such rights is further subject to the provisions of Error! Reference source not found.6.05, Error! Reference source not found.6.07 and Error! Reference source not found.6.11.

Section 6.07 Rights of Holders to Receive Payment.

Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal, premium, if any, and interest on its Note, on or after the respective due dates expressed or provided for in such Note (including in connection with an Asset Disposition Offer or a Change of Control Offer), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

Section 6.08 Collection Suit by U.S. Trustee.

If an Event of Default specified in Section 6.01(a)(1) or (2) occurs and is continuing, the U.S. Trustee may recover judgment in its own name and as trustee of an express trust against the Company and any other obligor on the Notes for the whole amount of principal of, premium, if any, and interest remaining unpaid on the Notes, together with interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the U.S. Trustee and its agents and counsel.

Section 6.09 Restoration of Rights and Remedies.

If either of the Trustees or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to such Trustee or to such Holder, then and in every such case, subject to any determination in such proceedings, the Company, the Guarantors, the Trustees and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustees and the Holders shall continue as though no such proceeding has been instituted.

Section 6.10 Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Section 2.07, no right or remedy herein conferred upon or reserved to the Trustees or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy are, to the extent permitted by law, cumulative and in addition to every other right and remedy given hereunder or under any Collateral Document, or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 6.11 Delay or Omission Not Waiver.

No delay or omission of either of the Trustees or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 6 or by law to a Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by such Trustee or by the Holders, as the case may be.

Section 6.12 Trustees May File Proofs of Claim.

The U.S. Trustee may file proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustees (including any claim for the reasonable compensation, expenses, disbursements and advances of each of the Trustees, their respective agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes, including the Guarantors), its creditors or its property and is entitled and empowered to participate as a member in any official committee of creditors appointed in such matter and to collect, receive and distribute any money or other property payable or deliverable on any such claims. Any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustees, and in the event that the Trustees shall consent to the making of such payments directly to the Holders, to pay to the Trustees any amount due to each of them for the reasonable compensation, expenses, disbursements and advances of the Trustees and their respective agents and counsel, and any other amounts due to the Trustees under Section 7.07. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustees, their respective agents and counsel, and any other amounts due the Trustees under Section 7.07 out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize either Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize either Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.13 Priorities.

Subject to the Intercreditor Agreement, if either Trustee collects any money or property pursuant to this Article 6, it shall pay out the money in the following order:

(1) to each of the Trustees, the Collateral Agent and their respective agents and attorneys for amounts due under Section 7.07, including payment of all reasonable compensation, expenses and liabilities incurred, and all advances made, by the it and the costs and expenses of collection;

(2) to Holders for amounts due and unpaid on the Notes for principal, premium, if any, and interest ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, and interest, respectively; and

(3) to the Company or to such party as a court of competent jurisdiction shall direct, including a Guarantor, if applicable.

The U.S. Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.13. Promptly after any record date is set pursuant to this Section 6.13, the U.S. Trustee shall cause notice of such record date and payment date to be given to the Company and to each Holder in the manner set forth in Section 12.02.

Section 6.14 Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against either Trustee for any action taken, suffered or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in such suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.14 does not apply to a suit by either Trustee a suit by a Holder pursuant to Section 6.07, or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Notes.

Section 6.15 Possession of Notes Not Required.

All rights under this Indenture and the Notes may be enforced by the U.S. Trustee without possession of any Notes or the production of them at trial or other proceedings. Any proceedings instituted by the U.S. Trustee may be brought in its name for itself or as representative of the Holders without the necessity of joining Holders as parties, and any recovery resulting from such proceedings shall, subject to Section 6.13, be for the ratable benefit of the Holders.

ARTICLE 7

TRUSTEES

Section 7.01 Duties of U.S. Trustee.

(a) If an Event of Default has occurred and is continuing, the U.S. Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b) Except during the continuance of an Event of Default:

(1) the U.S. Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and the U.S. Trustee shall not be liable except for the performance of such duties, and no implied covenants or obligations shall be read into this Indenture against the U.S. Trustee; and

(2) in the absence of bad faith or willful misconduct on its part, the U.S. Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon resolutions, statements, instruments, notices, directions, certificates and/or opinions furnished to the U.S. Trustee and conforming on their face to the requirements of this Indenture. However, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the U.S. Trustee, the U.S. Trustee shall be under a duty to examine the same to determine whether or not they conform on their face to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein). The U.S. Trustee may (but shall in no way be obligated to) make further inquiry or investigation into such facts or materials as it sees fit.

(c) The U.S. Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or bad faith or its own willful misconduct, except that:

(1) this Subsection (c) shall not be construed to limit the effect of Subsection (b) of this Section 7.01;

(2) the U.S. Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the U.S. Trustee was negligent in ascertaining the pertinent facts; and

(3) the U.S. Trustee shall not be liable with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with the direction of the Holders of the Holders of at least 25% in the principal amount of the outstanding Notes relating to the time, method and place of conducting any proceeding for any remedy available to the U.S. Trustee, or exercising any trust or power conferred upon the U.S. Trustee under this Indenture or believed by it to be authorized or permitted by this Indenture.

(d) Subject to this Article 7, if an Event of Default occurs and is continuing, neither Trustee nor the Collateral Agent shall be under any obligation to exercise any of its rights or powers under this Indenture, the Notes, the Notes Guarantees and the Collateral Documents at the request or direction of any of the Holders unless the Holders have offered to each of the Trustees and the Collateral Agent indemnity or security satisfactory to them against any loss, liability or expense.

(e) The U.S. Trustee shall not be liable for interest on any money received by it except as the U.S. Trustee may agree in writing with the Company.

(f) Money held in trust by the U.S. Trustee need not be segregated from other funds except to the extent required by law and except for money held in trust under Article 8.

(g) No provision of this Indenture shall require the U.S. Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers, if it shall have reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(h) Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the U.S. Trustee shall be subject to the provisions of Article 7 and with respect to the Canadian Trustee, if applicable, Sections 91, 92 and 93 of the CBCA.

Section 7.02 Rights of U.S. Trustee.

(a) The U.S. Trustee may conclusively rely on any document, resolution, statement, notice, direction, certificate and/or opinion believed by it to be genuine and to have been signed or presented by the proper Person.

(b) Before the U.S. Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both. The U.S. Trustee shall not be liable for any action it takes or omits to take in good faith in conclusive reliance on the Officer’s Certificate or Opinion of Counsel and shall fully warrant to the U.S. Trustee for any action taken, suffered or omitted by it under the provisions of this Indenture in accordance with such Officer’s Certificate or Opinion of Counsel. Any request, direction, order or demand of the Company under this Indenture shall be sufficiently evidenced by an Officer’s Certificate (unless other evidence thereof is specifically prescribed). Any resolution of the Board of Directors of the Company may be sufficiently evidenced by a copy thereof certified by an Officer.

(c) The U.S. Trustee may act through attorneys and agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The U.S. Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers; provided, however, that the U.S. Trustee’s conduct does not constitute bad faith, willful misconduct or negligence.

(e) The U.S. Trustee may consult with counsel of its selection, and the advice or opinion of counsel with respect to legal matters relating to this Indenture and the Notes, including any Opinion of Counsel, shall be full and complete authorization and protection from liability in respect to any action taken, suffered or omitted to be taken by it hereunder in good faith and in accordance with the advice or opinion of such counsel, including any Opinion of Counsel.

(f) The U.S. Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

(g) The U.S. Trustee shall not be bound to ascertain or inquire as to the performance or observance of any covenants, conditions, or agreements on the part of the Company, but the U.S. Trustee may require of the Company full information and advice as to the performance of the covenants, conditions and agreements contained herein.

(h) The permissive rights of the U.S. Trustee to do things enumerated in this Indenture shall not be construed as a duty and, with respect to such permissive rights, the U.S. Trustee shall not be answerable for other than its negligence, bad faith or willful misconduct;

(i) Except for an Event of Default under Sections 6.01(a)(1) or (2) hereof, the U.S. Trustee shall not be deemed to have notice or be charged with knowledge of any Default or Event of Default unless a Responsible Officer of the U.S. Trustee has actual knowledge thereof or shall have received from the Company or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding written notice thereof at the Corporate Trust Office of the U.S. Trustee, and such notice references the Notes and this Indenture. In the absence of any such notice or actual knowledge, and except for a default under Sections 6.01(1) or (2) hereof, the U.S. Trustee may conclusively assume that no Default or Event of Default exists.

(j) Subject to, if applicable, Sections 91, 92 and 93 of the CBCA, the rights, privileges, protections, immunities and benefits given to the U.S. Trustee, including, without limitation, its right to be indemnified, pursuant to this Indenture are extended to, and shall be enforceable by, the U.S. Trustee in each of its capacities hereunder, to the Canadian Trustee, the Agents and to each other agent, custodian and Person employed to act hereunder; provided however, that (i) an Agent shall only be liable to extent of its gross negligence, willful misconduct or bad faith and (ii) in and during an Event of Default, only the U.S. Trustee, and not any Agent or the Canadian Trustee, shall be subject to the prudent person standard.

(k) In no event shall the U.S. Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services, it being understood that the U.S. Trustee shall use commercially reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

(l) In no event shall the U.S. Trustee be responsible or liable for special, indirect, punitive, incidental or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the U.S. Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(m) Except as otherwise provided herein, the Canadian Trustee, if undertaking duties and obligations as the U.S. Trustee, hereunder, shall be subject to the same standards and requirements applicable to the U.S. Trustee hereunder.

(n) Any request or direction of the Company or other Person mentioned herein shall be sufficiently evidenced by an Officer’s Certificate or certificate of an Officer of such other Person and any resolution of the Board of Directors of the Company or of such other Person may be sufficiently evidenced by a board resolution certified by the secretary or assistant secretary (or similar officer) of such Person.

(o) The U.S. Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of the percentage of Holders specified herein unless such Holders shall have furnished to (or caused to be furnished to) the U.S. Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities, including attorneys’ fees and expenses, that might be incurred by the U.S. Trustee therein or thereby.

(p) Nothing in this Indenture shall require the U.S. Trustee to expend or risk their own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(q) No provision of this Indenture shall be deemed to impose any duty or obligation on the U.S. Trustee to take or omit to take any action, or suffer any action to be taken or omitted, in the performance of their duties or obligations under this Indenture, or to exercise any right or power thereunder, to the extent that taking or omitting to take such action or suffering such action to be taken or omitted would violate applicable law binding upon them.

(r) The U.S. Trustee may request that the Company deliver an Officer’s Certificate setting forth the name of the individuals and/or titles of officers authorized at such time to take specific actions pursuant to this Indenture, which Officer’s Certificate may be signed by any Person authorized to sign an Officer’s Certificate, including any Person specified as so authorized in any such Officer’s Certificate previously delivered and not superseded, and may be updated and delivered to the U.S. Trustee at any time by the Company in its discretion.

(s) To help fight the funding of terrorism and money laundering activities, the U.S. Trustee will obtain, verify, and record information that identifies individuals or entities that establish a relationship or open an account with the U.S. Trustee. The U.S. Trustee will ask for the name, address, tax identification number and other information that will allow the U.S. Trustee to identify the individual or entity who is establishing the relationship or opening the account. The U.S. Trustee may also ask for formation documents such as articles of incorporation, an offering memorandum, or other identifying documents to be provided.

Section 7.03 Individual Rights of the U.S. Trustee.

The U.S. Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not U.S. Trustee. Any Paying Agent, Registrar or any other agent of the U.S. Trustee may do the same with like rights.

Section 7.04 U.S. Trustee’s Disclaimer.

The U.S. Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Company’s use of the proceeds from the Notes, and it shall not be responsible for any statement of the Company or any other Person in this Indenture or in any document issued in connection with the sale of the Notes or in the Notes other than the U.S. Trustee’s certificate of authentication.

Section 7.05 Notice of Defaults.

Subject to Section 7.02(i), if a Default occurs and is continuing and is actually known to a Responsible Officer of a Trustee, that Trustee shall send to the other Trustee and each Holder a notice of the Default within 30 days. Except in the case of a Default specified in clauses (1) or (2) of Section 6.01(a), a Trustee may withhold from the Holders notice of any continuing Default if that Trustee reasonably believes and determines in good faith that withholding the notice is in the best interests of the Holders and so informs the Company and the Guarantors in writing. Except in the case of a Default in the payment of principal of, or premium, if any, or interest on, any Note that is to be paid by the U.S. Trustee, as Paying Agent, the Trustees shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, unless a Responsible Officer of the U.S. Trustee shall have received written notice from the Company or a Holder describing such Default or Event of Default, and stating that such notice is a notice of default.

Section 7.06 [Reserved].

Section 7.07 Compensation and Indemnity.

(a) The Company and the Guarantors, jointly and severally, shall pay to each of the Trustees from time to time such compensation for its services as shall be agreed to in writing from time to time by the Company, the Guarantors and the Trustees. Neither of the Trustees’ compensation shall be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse each of the Trustees upon request for all reasonable out-of-pocket expenses incurred or made by it, including costs of collection, in addition to the compensation for its services. Such expenses shall include the reasonable compensation and expenses, disbursements and advances of each of the Trustees’ agents, counsel, accountants and experts. The Company and the Guarantors, jointly and severally, shall indemnify each of the Trustees, their agents, representatives, officers, directors, employees and attorneys against any and all loss, liability, damage, claim (whether asserted by the Company, a Guarantor, a Holder or any other person) or expense (including reasonable compensation and expenses and disbursements of each of the Trustees’ counsel) arising out of or in connection with the administration of this trust and the performance of its duties, or in connection with the enforcement of any rights hereunder (including the indemnification obligations hereunder), or arising out of or in connection with the exercise or performance of any of its rights or powers hereunder. Each Trustee shall notify the Company promptly of any claim for which it may seek indemnity. Failure by a Trustee to so notify the Company shall not relieve the Company of its obligations hereunder. The Company shall defend the claim and each of the Trustees shall provide reasonable cooperation in such defense. Each of the Trustees may have separate counsel of its selection and the Company shall pay the fees and expenses of such counsel reasonably acceptable to the Company; provided, however, that the Company shall not be required to pay such fees and expenses if the Company assumes such defense unless (i) counsel appointed by the Company is not reasonably acceptable to each Trustee or (ii) there is a conflict of interest between the Company and either of the Trustees in connection with such defense as determined by such Trustee in consultation with counsel or if there are additional or separate defenses available to such Trustee that are not available to the Company or the other Trustee and the Company is unable to assert any such defense on the such Trustee’s behalf. The Company shall not enter into settlement without the prior written consent of each Trustee (which consent shall not be unreasonably withheld or delayed). Notwithstanding the foregoing, the Company need not reimburse any expense or indemnify against any loss, liability, damage, claim or expense incurred by either Trustee through its own willful misconduct, bad faith or negligence and with respect to the Canadian Trustee, if applicable, where precluded by Section 93 of the CBCA.

(b) To secure the Company’s payment obligations of the Company and the Guarantors in this Section 7.07, subject to the Intercreditor Agreement, the Trustees shall have a Lien prior to the Notes on all money or property held or collected by the Trustees, in its capacity as Trustees, other than money or property held in trust to pay principal of and interest, if any, on particular Notes.

(c) The Company’s payment obligations pursuant to this Section 7.07 shall survive the resignation or removal of either of the Trustees and the discharge of this Indenture. When either of the Trustees incurs expenses after the occurrence of a Default specified in Section 6.01(a)(7) or (8) with respect to the Company, the expenses are intended to constitute expenses of administration under the Insolvency Laws.

Section 7.08 Replacement of Trustees.

(a) The Trustees may resign at any time by giving 30 days’ prior written notice of such resignation to the Company and be discharged from the trust hereby created by so notifying the Company. The Holders of a majority in aggregate principal amount of the outstanding Notes may remove a Trustee by so notifying such Trustee and the Company by giving 30 days’ prior written notice. The Company shall remove a Trustee if:

(1) such Trustee is no longer eligible under Section 7.10 or otherwise required by applicable law;

(2) such Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to such Trustee under any Insolvency Law;

(3) a receiver or public officer takes charge of such Trustee or its property; or

(4) such Trustee otherwise becomes incapable of acting.

(b) If a Trustee resigns or has been removed by the Holders, Holders of a majority in principal amount of the outstanding Notes may appoint a successor Trustee. Otherwise, if a Trustee resigns or is removed, or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the successor Trustee to replace it with another successor Trustee appointed by the Company. The U.S. Trustee can only be replaced with a U.S. trustee and the Canadian Trustee can only be replaced with a Canadian trustee.

(c) A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall send a notice of its succession to Holders, and include in the notice its name and address of its corporate trust office. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the Lien provided for in Section 7.07.

(d) If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of at least 10% in principal amount of the Notes may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee.

(e) If the Trustee fails to comply with Section 7.10, any Holder of Notes may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee with respect to the Notes.

(f) Notwithstanding the replacement of the Trustee pursuant to this Section 7.08, the Company’s obligations under Section 7.07 shall continue for the benefit of the retiring Trustee.

Section 7.09 Successor Trustees by Merger.

(a) If either the Canadian Trustee or U.S. Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another Person, the resulting, surviving or transferee Person without any further act shall, if such resulting, surviving or transferee Person is otherwise eligible under this Indenture, be the successor Canadian Trustee or U.S. Trustee, as applicable.

(b) In case at the time such successor or successors by merger, conversion or consolidation to either the Canadian Trustee or U.S. Trustee shall succeed to the trusts created by this Indenture any of the Notes shall have been authenticated but not delivered, any such successor to the Canadian Trustee or U.S. Trustee may adopt the certificate of authentication of any applicable predecessor Trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Canadian Trustee or U.S. Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor to the Trustees; and in all such cases such certificates shall have the full force which the Notes provide or this Indenture provides that the certificate of the Trustee shall have.

Section 7.10 Eligibility; Disqualification.

There shall at all times be at least one Trustee hereunder that is a corporation organized and doing business under the laws of the United States or of any state thereof that is authorized under such laws to exercise corporate trustee power and that is subject to supervision or examination by federal or state authorities and at least one Trustee that is a body corporate incorporated under the laws of Canada or a province of Canada and is authorized to carry on business of a trust company. Such U.S. Trustee together with its affiliates shall at all times have a combined capital surplus of at least $15.0 million as set forth in its most recent annual report of condition.

Section 7.11 No Liability for Co-Trustee.

No Trustee appointed hereunder shall be personally liable or responsible by reason of any act or omission of any other Trustee hereunder.

Section 7.12 Limitation on Trustees’ Liability.

Except as provided in this Article 7, in accepting the trusts hereby created, the entities acting as Trustees are acting solely as Trustees hereunder and not in their individual capacity and, except as provided in this Article 7, all Persons having any claim against either of the Trustees by reason of the transactions contemplated by this Indenture or any Note shall look only to the Company for payment or satisfaction thereof.

ARTICLE 8

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01 Option to Effect Legal Defeasance or Covenant Defeasance.

The Company may, at its option and at any time, elect to have either Section 8.02 or Section 8.03 applied to all outstanding Notes and Note Guarantees upon compliance with the conditions set forth below in this Article 8.

Section 8.02 Legal Defeasance and Discharge.

(a) Upon the Company’s exercise under Section 8.01 of the option applicable to this Section 8.02, the Company and the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.04, be deemed to have been discharged from their obligations with respect to all outstanding Notes and Note Guarantees on the date the conditions set forth below are satisfied (“Legal Defeasance”). For this purpose, Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes (including the Note Guarantees), which shall thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 and the other Sections of this Indenture referred to in clauses (1) and (2) below, and to have satisfied all of its other obligations under such Notes (including the Note Guarantees) and this Indenture, including that of the Guarantors (and the Trustees, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(1) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, solely out of the trust created pursuant to this Indenture referred to in Section 8.05;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for Note payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustees, and the Company’s obligations in connection therewith; and

(4) this Section 8.02.

(b) Following the Company’s exercise of its Legal Defeasance option, payment of the Notes may not be accelerated because of an Event of Default. If the Company exercises its Legal Defeasance option, the Note Guarantees, and the Liens pertaining to such Note Guarantees, if applicable, in effect at such time shall terminate and be released.

(c) Subject to compliance with this Article 8, the Company may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03.

Section 8.03 Covenant Defeasance.

Upon the Company’s exercise under Section 8.01 of the option applicable to this Section 8.03, the Company, the Restricted Subsidiaries and the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.04, be released from their obligations under the covenants contained in Sections 3.10, 4.03, 4.04, 4.05, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.14, 4.15, 4.16, 4.17 and 9.07 and clause (4) of Section 5.01(a) with respect to the outstanding Notes, and the Guarantors shall be deemed to have been discharged from their obligations with respect to all Note Guarantees, and the Liens pertaining to such Note Guarantees, if applicable, will terminate and be released on and after the date the conditions set forth in Section 8.04 are satisfied (“Covenant Defeasance”), and the Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to this Indenture and the outstanding Notes, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document, and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby. In addition, upon the Company’s exercise under Section 8.01 of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04, Sections 6.01(a)(3) (solely with respect to the failure of the Company to comply with Section 5.01(a)(4)), 6.01(a)(4) (solely with respect to covenants that are released as a result of such Covenant Defeasance), 6.01(a)(5), 6.01(a)(6), 6.01(a)(7), (solely with respect to Significant Subsidiaries or a group of Restricted Subsidiaries of the Company that, taken together would constitute a Significant Subsidiary), 6.01(a)(8) (solely with respect to Significant Subsidiaries or a group of Restricted Subsidiaries of the Company that, taken together would constitute a Significant Subsidiary), 6.01(a)(9), 6.01(a)(10) and 6.01(a)(11) in each case, shall not constitute Events of Default.

Section 8.04 Conditions to Legal or Covenant Defeasance.

(a) The following shall be the conditions to the exercise of either the Legal Defeasance option under Section 8.02 or the Covenant Defeasance option under Section 8.03 with respect to the Notes:

(1) the Company must irrevocably deposit with the U.S. Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, U.S. dollar-denominated Government Securities, or a combination thereof, in amounts as shall be sufficient, in the opinion of a nationally recognized firm of independent public accountants without consideration of any reinvestment of interest, to pay the principal of, and premium, if any, and interest due on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company has delivered to the Trustees an Opinion of Counsel confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that the Holders and beneficial owners of Notes shall not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company has delivered to the Trustees an Opinion of Counsel confirming that, subject to customary assumptions and exclusions, the Holders and beneficial owners of Notes shall not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) in the case of Legal Defeasance or Covenant Defeasance, the Company must deliver to the Trustees an Opinion of Counsel qualified to practice in Canada (such counsel acceptable to each of the Trustees, acting reasonably) or a ruling from the Canada Revenue Agency to the effect that Holders and beneficial owners of the outstanding Notes shall not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as applicable, and shall only be subject to Canadian federal, provincial or territorial income tax and other taxes on the same amounts, in the same manner and at the same times as would have been the case had such Legal Defeasance or Covenant Defeasance, as applicable, not occurred;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than this Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(6) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(7) the Company has delivered to the Trustees an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions, including that no intervening bankruptcy of the Company between the date of deposit and the 91st day following the deposit and assuming that no Holder is an “insider” of the Company under applicable bankruptcy law, after the 91st day following the deposit, the trust funds shall not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(8) the Company has delivered to the Trustees an Officer’s Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company, any Guarantor or others;

(9) the Company has delivered to the Trustees an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with; and

(10) the Company has delivered irrevocable instructions to the U.S. Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be (which instructions may be contained in the Officer’s Certificate referred to in clause (8) above).

Section 8.05 Deposited Money and Government Securities to Be Held in Trust; Other Miscellaneous Provisions.

(a) Subject to Section 8.06, all money and Government Securities (including the proceeds thereof) (which the U.S. Trustee shall not be obligated to reinvest) deposited with the U.S. Trustee pursuant to Section 8.04 in respect of the outstanding Notes shall be held in trust and applied by the U.S. Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company or a Guarantor acting as Paying Agent) as the U.S. Trustee may determine, to the Holders of all sums due and to become due thereon in respect of principal, premium, if any, and interest on the Notes, but such money need not be segregated from other funds except to the extent required by law.

(b) The Company shall pay and indemnify the Trustees against any tax, fee or other charge imposed on or assessed against the cash or Government Securities deposited pursuant to Section 8.04 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders.

(c) Anything in this Article 8 to the contrary notwithstanding, the U.S. Trustee shall deliver or pay to the Company from time to time upon the request of the Company any money or Government Securities held by it as provided in Section 8.04 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustees (which may be the opinion delivered under Section 8.04(a)), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06 Repayment to the Company.

Subject to any applicable abandoned property law, any money deposited with the U.S. Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal, premium, if any, or interest on any Note and remaining unclaimed for two years after such principal, premium, if any, or interest has become due and payable shall be paid to the Company on its request or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter look only to the Company for payment thereof, and all liability of the U.S. Trustee, the Canadian Trustee, or such Paying Agent with respect to such trust money, and all liability of the Company as Trustees thereof, shall thereupon cease.

Section 8.07 Reinstatement.

If the U.S. Trustee or Paying Agent is unable to apply any U.S. dollars or Government Securities in accordance with Section 8.02 or Section 8.03, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s and the Guarantors’ obligations under this Indenture, the Notes and the Note Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or Section 8.03 until such time as the U.S. Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or Section 8.03, as the case may be; provided that, if the Company makes any payment of principal, premium, if any, or interest on any Note following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders to receive such payment from the money held by the U.S. Trustee or Paying Agent.

ARTICLE 9

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01 Without Consent of Holders.

(a) Notwithstanding Section 9.02, without the consent of any Holder, the Company, the Guarantors and the Trustees and the Collateral Agent, as the case may be, may amend or supplement this Indenture, the Notes, the Note Guarantees, the Collateral Documents and the Intercreditor Agreement to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) issue Additional Notes in compliance with Section 4.09;

(3) provide for the assumption by a successor of the obligations of the Company or any Guarantor under this Indenture, the Notes, the Note Guarantees, the Collateral Documents and the Intercreditor Agreement in accordance with Section 5.01;

(4) provide for or facilitate the issuance of uncertificated Notes in addition to or in place of certificated Notes; provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code;

(5) to comply with the rules of any applicable Depositary;

(6) (i) add Guarantors with respect to the Notes, (ii) release a Guarantor from its obligations under its Note Guarantee or this Indenture in accordance with the applicable provisions of this Indenture or (iii) modify a Note Guarantee of a Guarantor organized in jurisdictions other than the United States and Canada to be a Limited Guarantee if the Board of Directors or Senior Management, in consultation with local counsel, makes a reasonable determination that such limitations are required due to the legal requirements within such jurisdiction;

(7) make, complete or confirm any grant of Collateral permitted or required by the Indenture or any of the Collateral Documents or the Intercreditor Agreement, or any release of Collateral pursuant to the terms of the Indenture or any of the Collateral Documents or the Intercreditor Agreement;

(8) add covenants of the Company or its Restricted Subsidiaries or Events of Default for the benefit of Holders or to make changes that would provide additional rights to the Holders, or to surrender any right or power conferred upon the Company or any Restricted Subsidiary;

(9) make any change that does not materially adversely affect the legal rights under this Indenture of any Holder;

(10) evidence and provide for the acceptance of an appointment under this Indenture of a successor Trustee or Collateral Agent; provided that such successor Trustee or Collateral Agent is otherwise qualified and eligible to act as such under the terms of this Indenture, the Collateral Documents and the Intercreditor Agreement, as applicable;

(11) conform the text of this Indenture, the Notes, the Note Guarantees, the Collateral Documents and the Intercreditor Agreement to any provision of the “Description of Notes” section of the Offering Memorandum to the extent that such provision in such “Description of Notes” section was intended to be a verbatim recitation of a provision of this Indenture, the Notes, the Note Guarantees, the Collateral Documents and the Intercreditor Agreement, as set forth in an Officer’s Certificate;

(12) make any amendment to the provisions of this Indenture relating to the transfer and legending of Notes as permitted by this Indenture, including, without limitation, to facilitate the issuance and administration of the Notes or, if Incurred in compliance with this Indenture, Additional Notes; provided, however, that (A) compliance with this Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities laws and regulations and (B) such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

(13) to secure additional extensions of credit and add additional secured creditors holding other Second Priority Indebtedness so long as such Second Priority Indebtedness is permitted by the provisions of the Indenture or any other then-existing Second Priority Indebtedness; or

(14) to add additional assets as Collateral.

(b) Upon the request of the Company, and upon receipt by the Trustees and the Collateral Agent of the documents described in Section 12.04, the Trustees and the Collateral Agent shall join with the Company and the applicable Guarantors in the execution of any amendment or supplement to this Indenture, the Notes and the Note Guarantees (other than the Turkish Guarantee), and the Collateral Agent and, if applicable, the Trustees (including by means of an acknowledgment), shall join with the Company and the applicable Guarantors in the execution of any amendment or supplement to the Turkish Guarantee, the Collateral Documents and the Intercreditor Agreement, as applicable, and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustees and the Collateral Agent shall not be obligated to enter into any amended or supplemental indenture that affects its own rights, duties, protections, indemnities or immunities under this Indenture or otherwise.

(c) After an amendment, supplement or waiver under this Section 9.01 becomes effective, the Company shall send to the Holders of Notes affected thereby a written notice briefly describing the amendment, supplement or waiver. Any failure of the Company to send such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

Section 9.02 With Consent of Holders.

(a) Except as provided in Section 9.01 and this Section 9.02, the Company, the applicable Guarantors, the Trustees and the Collateral Agent may amend or supplement this Indenture, the Notes and any Note Guarantee (other than the Turkish Guarantee) and the Company, the applicable Guarantors and the Collateral Agent and, if applicable, the Trustees (including by means of an acknowledgment), may amend or supplement the Turkish Guarantee, the Collateral Documents and the Intercreditor Agreement with the consent of the Holders of a majority in principal amount of the Notes (including Additional Notes, if any) then outstanding voting as a single class (including, without limitation, consents obtained in connection with a purchase of or tender offer or exchange offer for, Notes), and, subject to Section 6.04 and Section 6.07, any existing or past Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, if any, or interest on the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture, the Notes or the Note Guarantees may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including Additional Notes, if any) voting as a single class (including consents obtained in connection with the purchase of, or tender offer or exchange offer for, Notes). Section 2.08 and Section 2.09 shall determine which Notes are considered to be “outstanding” for the purposes of this Section 9.02.

(b) Upon the request of the Company, and upon the filing with the Trustees and the Collateral Agent of evidence satisfactory to the Trustees and the Collateral Agent of the consent of the Holders as aforesaid, and upon receipt by the Trustees of the documents described in Section 7.02 and Section 12.04, the Trustees and the Collateral Agent shall join with the Company and the applicable Guarantors in the execution of any amendment or supplement to this Indenture, the Notes and the Note Guarantees (other than the Turkish Guarantee), and the Collateral Agent and, if applicable, the Trustees (including by means of an acknowledgment), shall join with the Company and the applicable Guarantors in the execution of any amendment or supplement to the Turkish Guarantee, the Collateral Documents and the Intercreditor Agreement, as applicable, and to make any further appropriate agreements or stipulations that may be therein contained, but the Trustees and the Collateral Agent shall not be obligated to enter into any amended or supplemental indenture that affects its own rights, protections, indemnities duties or immunities under this Indenture or otherwise.

(c) It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver. It shall be sufficient if such consent approves the substance thereof.

(d) After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Company shall send to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to send such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

(e) Without the consent of each affected Holder, no amendment, supplement or waiver under this Section 9.02 may:

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the stated rate of interest or extend the stated time for payment of interest on any Note;

(3) reduce the principal of or extend the Stated Maturity of any Note;

(4) waive a Default or Event of Default in the payment of principal of, premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes with respect to a default other than a payment default and a waiver of the payment default that resulted from such acceleration);

(5) reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed or repurchased as described in Section 3.07;

(6) make any Note payable in money other than that stated in the Note;

(7) impair the right of any Holder to receive payment of principal of, premium, if any, or interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(8) make any change in the amendment or waiver provisions which require each Holder’s consent; or

(9) modify the Note Guarantees in any manner materially adverse to the Holders.

(f) In addition, without the consent of the Holders of at least 66 2⁄3% in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes), no amendment, supplement or waiver may (1) have the effect of releasing all or substantially all of the Collateral from the Liens of the Collateral Documents (except as permitted by the terms of the Indenture, the Collateral Documents or the Intercreditor Agreement) or changing or altering the priority of the security interests or the hypothecs of the Holders of the Notes in the Collateral under the Intercreditor Agreement, (2) make any change in the Collateral Documents, the Intercreditor Agreement or the provisions in this Indenture dealing with the application of proceeds of the Collateral that would adversely affect the Holders of the Notes or (3) modify the Collateral Documents or the provisions of this Indenture dealing with Collateral in any manner adverse to the Holders of the Notes in any material respect other than in accordance with the terms of this Indenture, the Collateral Documents or the Intercreditor Agreement.

(g) A consent to any amendment, supplement or waiver of this Indenture, the Notes, any Note Guarantee, the Collateral Documents or the Intercreditor Agreement by any Holder given in connection with a tender of such Holder’s Notes shall not be rendered invalid by such tender.

Section 9.03 [Reserved].

Section 9.04 Revocation and Effect of Consents.

(a) Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustees and the Collateral Agent receive written notice of revocation before the date the waiver, supplement or amendment becomes effective. An amendment, supplement or waiver that is effective in accordance with this Indenture thereafter binds every Holder.

(b) The Company may, but shall not be obligated to, fix a record date pursuant to Section 1.04 for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver.

Section 9.05 Notation on or Exchange of Notes.

(a) The Trustees may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Company in exchange for all Notes may issue and the Trustees shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

(b) Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

Section 9.06 Trustees and Collateral Agent to Sign Amendments, etc.

Each of the Trustees, and as applicable, the Collateral Agent shall sign any amendment, supplement or waiver authorized pursuant to this Article 9 if the amendment, supplement or waiver does not adversely affect the rights, duties, liabilities or immunities of such Trustee or the Collateral Agent, as applicable. In executing any amendment, supplement or waiver, the Trustees and the Collateral Agent shall receive and shall be fully protected in conclusively relying upon, in addition to the documents required by Section 13.04, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture is authorized or permitted by this Indenture, the Collateral Documents or the Intercreditor Agreement, as applicable, and that such amendment, supplement or waiver is the legal, valid and binding obligation of the Company and any Guarantor party thereto, enforceable against them in accordance with its terms, subject to customary exceptions, and complies with the provisions hereof.

Section 9.07 Payment for Consent.

The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any cash consideration to or for the benefit of any Holder for any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment; provided that this Section 9.07 shall not be breached if consents, waivers or amendments are sought in connection with an exchange offer for all of the Notes where participation in such exchange offer is limited to holders who are either “qualified institutional buyers,” within the meaning of Rule 144A (as defined in Appendix A), or non-U.S. Persons, within the meaning of Regulation S (as defined in Appendix A), and/or “accredited investors,” within the meaning of Canadian Securities Legislation.

ARTICLE 10

GUARANTEES

Section 10.01 Guarantee.

(a) Subject to this Article 10, each of the Guarantors party hereto hereby, jointly and severally, irrevocably and unconditionally guarantees, with respect to each Secured Guarantor, on a senior secured basis and, with respect to each Unsecured Guarantor, on a senior unsecured basis, to each Holder authenticated and delivered by the U.S. Trustee and to the Trustees and Collateral Agent and their respective successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Company hereunder or thereunder, that: (1) the principal, premium, if any, and interest on the Notes shall be promptly paid in full when due, whether at Stated Maturity, by acceleration, redemption or otherwise, and interest on the overdue principal and interest on the Notes, if any, if lawful, and all other Obligations of the Company to the Holders, the Trustees or the Collateral Agent hereunder or under the Notes shall be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and (2) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same shall be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise. Failing payment by the Company when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors shall be jointly and severally obligated to pay the same immediately. Each Guarantor party hereto agrees that this is a guarantee of payment and not a guarantee of collection.

(b) The Guarantors party hereto hereby agree that their obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor. Each Guarantor party hereto hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenants that this Note Guarantee shall not be discharged until the principal of, premium, if any, and interest on the Notes and all other amounts payable by the Company under this Indenture have been paid in full, or pursuant to Section 10.06.

(c) Each of the Guarantors party hereto also agrees, jointly and severally, to pay any and all costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the Trustees, the Collateral Agent or any Holder in enforcing any rights under this Section 10.01.

(d) If any Holder, the Trustees or the Collateral Agent is required by any court or otherwise to return to the Company, Guarantors or any custodian, Trustees, Collateral Agent, liquidator or other similar official acting in relation to the Company or the Guarantors, any amount paid either to the Trustees, the Collateral Agent or such Holder, this Note Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

(e) Each Guarantor party hereto agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor party hereto further agrees that, as between the Guarantors, on the one hand, and the Holders. the Trustees and the Collateral Agent, on the other hand, (1) the maturity of the Obligations Guaranteed hereby may be accelerated as provided in Article 6 for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Obligations Guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article 6, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Note Guarantee. The Guarantors party hereto shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Note Guarantees.

(f) Each Note Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against the Company for liquidation or reorganization, should the Company become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of the Company’s assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Notes are, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Notes or the Note Guarantees, whether as a “voidable preference,” “fraudulent transfer” or otherwise, all as though such payment or performance had not been made. In the event that any payment or any part thereof, is rescinded, reduced, restored or returned, the Notes shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

(g) In case any provision of any Note Guarantee shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(h) Each payment to be made by a Guarantor party hereto in respect of its Note Guarantee shall be made without set-off, counterclaim, reduction or diminution of any kind or nature.

Section 10.02 Limitation on Guarantor Liability.

Each Guarantor party hereto and, by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Note Guarantee of such Guarantor not constitute a fraudulent conveyance or a fraudulent transfer for purposes of Insolvency Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal, Canadian, provincial or state law to the extent applicable to any Note Guarantee. To effectuate the foregoing intention, the Trustees, the Holders and the Guarantors party hereto hereby irrevocably agree that the obligations of each Guarantor party hereto shall be limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article 10, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law. Each Guarantor party hereto that makes a payment under its Note Guarantee shall be entitled upon payment in full of all Guaranteed Obligations under this Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with IFRS. The obligations of each Guarantor are subject to the limitations set forth in clause (d) of Section 4.15.

Section 10.03 Execution and Delivery.

(a) To evidence its Note Guarantee set forth in Section 10.01, each Guarantor party hereto hereby agrees that this Indenture shall be executed on behalf of such Guarantor by an Officer, director, general manager or person holding an equivalent title.

(b) Each Guarantor party hereto hereby agrees that its Note Guarantee set forth in Section 10.01 shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Note Guarantee on the Notes.

(c) If the person whose signature is on this Indenture no longer holds that office at the time the U.S. Trustee authenticates any Note, the Note Guarantees shall be valid nevertheless.

(d) The delivery of any Note by the U.S. Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Note Guarantee set forth in this Indenture on behalf of the Guarantors party hereto.

(e) If required by Section 4.15, the Company shall cause any newly created or acquired Restricted Subsidiary to comply with the provisions of Section 4.15 and this Article 10, to the extent applicable.

Section 10.04 Subrogation.

Each Guarantor shall be subrogated to all rights of Holders against the Company in respect of any amounts paid by any Guarantor pursuant to the provisions of Section 10.01; provided that, if an Event of Default has occurred and is continuing, no Guarantor shall be entitled to enforce or receive any payments arising out of, or based upon, such right of subrogation until all amounts then due and payable by the Company under this Indenture or the Notes shall have been paid in full.

Section 10.05 Benefits Acknowledged.

Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the guarantee and waivers made by it pursuant to its Note Guarantee are knowingly made in contemplation of such benefits.

Section 10.06 Release of Note Guarantees.

(a) A Note Guarantee by a Guarantor shall be automatically and unconditionally released and discharged, and no further action by such Guarantor, the Company, the Trustees or the Collateral Agent shall be required for the release of such Guarantor’s Note Guarantee, upon:

(1)  (A) any sale, assignment, transfer, conveyance, exchange or other disposition (by merger, amalgamation, arrangement, consolidation, winding up or otherwise) of (i) all or substantially all of the assets of such Guarantor or (ii) the Capital Stock of such Guarantor, in each case, after which the applicable Guarantor is no longer a Restricted Subsidiary of the Company, which sale, assignment, transfer, conveyance, exchange or other disposition in each case does not violate the provisions described in Section 4.10 and Article 5 (it being understood that only such portion of the Net Available Cash as is required to be applied on or before the date of such release in accordance with the terms of the Indenture needs to be applied in accordance therewith at such time);

  (B) the Guarantor ceasing to be a borrower or guarantor under all Debt Facilities (including, for the avoidance of doubt, the Senior Credit Facility) and being released or discharged from all obligations thereunder (including all pledges, security interests and hypothecs granted in connection therewith) and such Guarantor being released or discharged from any other Indebtedness in excess of $50.0 million aggregate principal amount (in each case other than Indebtedness Incurred under the proviso to clause (1) or under clause (5), (17), (20) or (21) of Section 4.09(b)), including the Indebtedness or Guarantee that resulted in the obligation of such Guarantor to Guarantee the Notes, if such Guarantor would not then otherwise be required to Guarantee the Notes pursuant to this Indenture (and treating any Note Guarantees of such Guarantor that remain outstanding as Incurred at least 30 days prior to such release or discharge), except a discharge or release by or as a result of payment under such Guarantee; provided that if such Person has Incurred any Indebtedness in reliance on its status as a Guarantor under Section 4.09, such Guarantor’s obligations under such Indebtedness, as the case may be, so Incurred are satisfied in full and discharged or are otherwise permitted to be Incurred by a Restricted Subsidiary (other than a Guarantor) under Section 4.09;

  (C) the proper designation of any Guarantor as an Unrestricted Subsidiary;

  (D) the Company’s exercise of its Legal Defeasance option or Covenant Defeasance option in accordance with Article 8 or the Company’s obligations under this Indenture being discharged in accordance with the terms of Article 11 of this Indenture; or

  (E) the Guarantor ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest in favor of First Priority Obligations or other exercise of remedies in respect thereof, subject to, in each case, the application of the proceeds of such foreclosure or exercise of remedies in the manner described in the Intercreditor Agreement; and

(2) such Guarantor delivering to the Trustees an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in this Indenture relating to such transaction and/or release have been complied with.

(b) At the written request of the Company, the Trustees shall execute and deliver any documents reasonably required in order to evidence such release, discharge and termination in respect of the applicable Note Guarantee.

ARTICLE 11

SATISFACTION AND DISCHARGE

Section 11.01 Satisfaction and Discharge.

(a) This Indenture, the Collateral Documents and the Intercreditor Agreement shall be discharged and will cease to be of further effect , and any Collateral then securing the Notes shall be released (except as to surviving rights of transfer or exchange of Notes and certain rights of the Trustees, as expressly provided for in this Indenture) as to all outstanding Notes when:

(1) either:

(A) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for which payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the U.S. Trustee for cancellation; or

(B) all Notes not theretofore delivered to the U.S. Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the U.S. Trustee for the giving of notice of redemption by the U.S. Trustee in the name, and at the expense, of the Company, and the Company and/or any Guarantor has irrevocably deposited or caused to be deposited with the U.S. Trustee, as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, U.S. dollar-denominated Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the U.S. Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default or an Event of Default resulting from borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) the Company and/or any Guarantor has paid or caused to be paid all sums payable by it under this Indenture; and

(4) the Company has delivered irrevocable instructions to the U.S. Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

(b) In addition, the Company must deliver an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) to the Trustees, in each case stating that all conditions precedent to satisfaction and discharge have been satisfied. Notwithstanding the satisfaction and discharge of this Indenture, if money shall have been deposited with the U.S. Trustee pursuant to Section 11.01(a)(2),, the provisions of Section 11.02 and Section 8.06 shall survive.

Section 11.02 Application of Trust Money.

(a) Subject to the provisions of Section 8.06, all money deposited with the U.S. Trustee pursuant to Section 11.01 shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company or any Restricted Subsidiary acting as Paying Agent) as the U.S. Trustee may determine, to the Persons entitled thereto, of the principal, premium, if any, and interest for whose payment such money has been deposited with the U.S. Trustee, but such money need not be segregated from other funds except to the extent required by law.

(b) If the U.S. Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 11.01 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s and any Guarantor’s obligations under this Indenture, the Notes and the Note Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to Section 11.01 until such time as the U.S. Trustee or Paying Agent is permitted to apply all such money in accordance with Section 11.02(a); provided that if the Company has made any payment of principal, premium, if any, or interest on any Notes following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the cash held in U.S. dollars or U.S. dollar-denominated Government Securities held by the U.S. Trustee or Paying Agent, as the case may be.

ARTICLE 12

COLLATERAL

Section 12.01 Collateral Documents. The due and punctual payment of the principal of, premium and interest (including Additional Amounts, if any) on the Notes when and as the same shall be due and payable, whether on an interest payment date, at maturity, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of, premium and interest on the Notes and performance of all other Obligations of the Company and the Secured Guarantors to the Holders or the Trustees under this Indenture, the Notes, the Note Guarantees of the Secured Guarantors, and the Collateral Documents, according to the terms hereunder or thereunder, shall be secured as provided in the Collateral Documents, which define the terms of the Second Priority Liens that secure the Second Priority Obligations, subject to the terms of the Intercreditor Agreement. The Trustees and the Company hereby acknowledge and agree that the Collateral Agent holds the Collateral in trust for the benefit of the Holders and the Trustees and pursuant to the terms of the Collateral Documents and the Intercreditor Agreement, except as otherwise provided in any Collateral Document. Each Holder, by accepting a Note, consents and agrees to the terms of the Collateral Documents and the Intercreditor Agreement (in each case, including the provisions providing for the possession, use, release and foreclosure of Collateral) as the same may be in effect or may be amended from time to time in accordance with their terms, and authorizes and directs the Collateral Agent and the Canadian Trustee, as applicable to enter into (and for the U.S. Trustee to acknowledge, as applicable) the Collateral Documents and the Intercreditor Agreement and to perform its obligations and exercise its rights thereunder in accordance therewith. The Company shall deliver to the Collateral Agent copies of all documents required to be filed pursuant to the Collateral Documents, and will do or cause to be done all such acts and things as may be reasonably required by the next sentence of this Section 12.01, to assure and confirm to the Collateral Agent the security interest in the Collateral contemplated hereby, by the Collateral Documents or any part thereof, as from time to time constituted, so as to render the same available for the security and benefit of this Indenture, the Notes, and the Note Guarantees of the Secured Guarantors, according to the intent and purposes herein expressed. The Company shall, and shall cause the Secured Guarantors to, take any and all actions and make all filings (including the filing of UCC or PPSA financing statements, continuation statements and amendments thereto (or analogous procedures under the applicable laws in the relevant Covered Jurisdiction)) required to cause the Collateral Documents to create and maintain, as security for the Obligations of the Company and the Secured Guarantors to the Notes Secured Parties under this Indenture, the Notes, the Note Guarantees and the Collateral Documents, a valid and enforceable perfected Lien and security interest in and on all of the Collateral (subject to the terms of the Intercreditor Agreement and the Collateral Documents), in favor of the Collateral Agent for the benefit of the Holders and the Trustees subject to no First Priority Liens or Second Priority Liens other than Permitted Liens. In the event the Company or any Secured Guarantor takes any action to grant or perfect a Lien in favor of the First Lien Agent in any assets, the Company shall, or shall cause such Secured Guarantor to, also take such action to grant or perfect a Lien (subject to the Intercreditor Agreement) in favor of the Collateral Agent to secure the Obligations of the Company and the Secured Guarantors to the Notes Secured Parties under this Indenture, the Notes, the Note Guarantees and the Collateral Documents, without request of the Collateral Agent. If property that is intended to be Collateral is acquired by the Company or a Secured Guarantor (including property of a Person that becomes a new Secured Guarantor) that is not automatically subject to a perfected security interest or opposable hypothec under the Collateral Documents, then the Company or such Secured Guarantor will provide a Second Priority Lien over such property (or, in the case of a new Secured Guarantor, such of its property) in favor of the Collateral Agent.

Section 12.02 Release of Collateral.

(a) Subject to Sections 12.02(b) and (c), the Second Priority Liens securing the Notes will be automatically released, and the Trustees (subject to their receipt of an Officer’s Certificate and Opinion of Counsel as provided below) shall execute documents evidencing such release, or instruct the Collateral Agent to execute, as applicable, the same at the Company’s sole cost and expense, under one or more of the following circumstances:

(1) in whole upon:

(A) payment in full of the principal of, together with accrued and unpaid interest (including Additional Amounts, if any) on, the Notes and all other Obligations under this Indenture, the Note Guarantees and the Collateral Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, are paid;

(B) satisfaction and discharge of this Indenture as set forth under Article 11; or

(C) a Legal Defeasance or Covenant Defeasance as set forth under Article 8;

(2) in whole or in part, with the consent of the requisite Holders of the Notes in accordance with Article 9 of this Indenture;

(3) in part, as to any asset constituting Collateral:

(A) that is sold, transferred or otherwise disposed of:

(i) by the Company or any Secured Guarantor to any Person that is not the Company or a Secured Guarantor (or, in the case of any Canadian Personal Property Collateral or of the Québec Collateral, to any Person that is not a Canadian Guarantor) in a transaction permitted by the Indenture and the Collateral Documents,

(ii) if all other Liens on that asset securing the First Priority Obligations then secured by that asset are released other than in connection with the payment in full of the First Priority Obligations, or

(iii) in connection with the taking of an enforcement action by the First Priority Designated Agent in respect of the First Priority Obligations in accordance with the Intercreditor Agreement,

(B) that is held by a Secured Guarantor that ceases to be a Guarantor, or

(C) that is otherwise released in accordance with this Indenture, the Collateral Documents or the Intercreditor Agreement;

provided that, on the date of Discharge of Senior Lender Claims, the Second Priority Liens on the Collateral will not be released, except to the extent that such Collateral or any portion thereof was disposed of in compliance with the terms of the Intercreditor Agreement in order to repay First Priority Obligations secured by such Collateral; provided, further that, in no event shall the Second Priority Liens on the Collateral have priority over any First Priority Liens, whether arising prior to or after the date of incurrence of such First Priority Liens.

(b) With respect to any release of Collateral, upon receipt of an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent under this Indenture and the Collateral Documents and the Intercreditor Agreement, as applicable, to such release have been met, that such release is authorized or permitted by the terms of the Indenture, the Collateral Documents or the Intercreditor Agreement, and that the Trustees and Collateral Agent are authorized and directed to execute and deliver the documents provided by the Company in connection with such release, and any necessary or proper instruments of termination, satisfaction, discharge or release prepared by the Company. Neither the Trustees nor the Collateral Agent shall be liable for any such release undertaken in reliance upon any such Officer’s Certificate, Opinion of Counsel or direction and notwithstanding any term hereof or in any Collateral Document or in the Intercreditor Agreement to the contrary, the Trustees and the Collateral Agent shall not be under any obligation to release any such Second Priority Lien and security interest, or execute and deliver any such instrument of release, satisfaction, discharge or termination, unless and until it receives such Officer’s Certificate, Opinion of Counsel and direction.

(c) At any time when a Default or Event of Default has occurred and is continuing and the maturity of the Notes has been accelerated (whether by declaration or otherwise) and the Trustees have delivered notice of acceleration to the Collateral Agent, no release of Collateral pursuant to the provisions of this Indenture or the Collateral Documents shall be effective as against the Holders, except as otherwise provided in the Intercreditor Agreement or pursuant to Section 12.02(a)(3)(A)(iii).

Section 12.03 Suits to Protect the Collateral.

Subject to the provisions of Article 7 hereof and the Collateral Documents and the Intercreditor Agreement, the Trustees, without the consent of the Holders, on behalf of the Holders, may or may direct the Collateral Agent to take all actions the Trustees may determine in order to:

(a) enforce any of the terms of the Collateral Documents; and

(b) collect and receive any and all amounts payable in respect of the Obligations hereunder.

Subject to the provisions of the Collateral Documents and the Intercreditor Agreement, the Trustees and the Collateral Agent shall have power to institute and to maintain such suits and proceedings as the Trustees may determine to prevent any impairment of the Collateral by any acts which may be unlawful or in violation of any of the Collateral Documents or this Indenture, and such suits and proceedings as the Trustees may determine to preserve or protect their interests and the interests of the Holders in the Collateral. Nothing in this Section 12.03 shall be considered to impose any such duty or obligation to act on the part of the Trustees or the Collateral Agent.

Section 12.04 Authorization of Receipt of Funds by the Trustee Under the Collateral Documents.

Subject to the Intercreditor Agreement, the Trustees are authorized to receive any funds for the benefit of the Holders distributed under the Collateral Documents, and to make further distributions of such funds to the Holders according to the provisions of this Indenture.

Section 12.05 Purchaser Protected.

In no event shall any purchaser in good faith of any property purported to be released hereunder be bound to ascertain the authority of the Collateral Agent or the Trustees to execute the release or to inquire as to the satisfaction of any conditions required by the provisions hereof for the exercise of such authority or to see to the application of any consideration given by such purchaser or other transferee; nor shall any purchaser or other transferee of any property or rights permitted by this Article 12 to be sold be under any obligation to ascertain or inquire into the authority of the Company or the applicable Secured Guarantor to make any such sale or other transfer.

Section 12.06 Powers Exercisable by Receiver or Trustee.

In case the Collateral shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article 12 upon the Company or a Secured Guarantor with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Company or a Secured Guarantor or of any Officer or Officers thereof required by the provisions of this Article 12; and if the Trustees or Collateral Agent shall be in the possession of the Collateral under any provision of this Indenture, then such powers may be exercised by the Trustees or Collateral Agent.

Section 12.07 Release Upon Termination of the Company’s Obligations.

In the event that the Company delivers to the Trustees and Collateral Agent an Officer’s Certificate certifying that (i) payment in full of the principal of, together with accrued and unpaid interest on, the Notes and all other Obligations under this Indenture, the Notes, the Note Guarantees and the Collateral Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, are paid or (ii) the Company shall have exercised its Legal Defeasance option or its Covenant Defeasance option, in each case in compliance with the provisions of Article 8, and an Opinion of Counsel stating that all conditions precedent to the execution and delivery of notice hereinafter described by the Trustees and the release of the security interests of the Collateral Agent have been satisfied, the Trustees shall deliver to the Company and the Collateral Agent a notice, in form reasonably satisfactory to the Collateral Agent, stating that the Trustees, on behalf of the Holders, disclaim and give up any and all rights they have in or to the Collateral (other than with respect to funds held by the Trustees pursuant to Article 8), and any rights they have under the Collateral Documents, and upon receipt by the Collateral Agent of such notice, the Collateral Agent shall be deemed not to hold a Lien in the Collateral on behalf of the Trustees and shall do or cause to be done (at the expense of the Company) all acts reasonably requested by the Company to release and discharge such Lien as soon as is reasonably practicable.

Section 12.08 Collateral Agent.

(a) Each of the Holders, by acceptance of the Notes, and the Company hereby designates and appoints the Canadian Trustee as the Collateral Agent and as its agent under this Indenture, the Collateral Documents and the Intercreditor Agreement and each of the Holders by acceptance of the Notes hereby irrevocably authorizes the Collateral Agent to take such action on its behalf under the provisions of this Indenture, the Collateral Documents and the Intercreditor Agreement and to exercise such powers and perform such duties as are expressly delegated to the Collateral Agent by the terms of this Indenture, the Collateral Documents and the Intercreditor Agreement, and consents and agrees to the terms of the Intercreditor Agreement and each Collateral Document, as the same may be in effect or may be amended, restated, supplemented or otherwise modified from time to time in accordance with their respective terms. The Collateral Agent agrees to act as such on the express conditions contained in this Section 12.08. The provisions of this Section 12.08 are solely for the benefit of the Collateral Agent and none of the Trustees, any of the Holders, the Company nor any of the Secured Guarantors shall have any rights as a third party beneficiary of any of the provisions contained herein other than as expressly provided in Section 12.03. Each Holder agrees that any action taken by the Collateral Agent in accordance with the provision of this Indenture, the Intercreditor Agreement and the Collateral Documents, and the exercise by the Collateral Agent of any rights or remedies set forth herein and therein shall be authorized and binding upon all Holders. Notwithstanding any provision to the contrary contained elsewhere in this Indenture, the Collateral Documents and the Intercreditor Agreement, the duties of the Collateral Agent shall be ministerial and administrative in nature, and the Collateral Agent shall not have any duties or responsibilities, except those expressly set forth herein and in the other Notes Documents to which the Collateral Agent is a party, nor shall the Collateral Agent have or be deemed to have any trust or other fiduciary relationship with the Trustees, any Holder, the Company or any Secured Guarantor, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Indenture, the Collateral Documents and the Intercreditor Agreement or otherwise exist against the Collateral Agent. Without limiting the generality of the foregoing sentence, the use of the term “agent” in this Indenture with reference to the Collateral Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

(b) The Collateral Agent may perform any of its duties under this Indenture, the Collateral Documents or the Intercreditor Agreement by or through receivers, agents, employees, attorneys-in-fact or with respect to any specified Person, such Person’s Affiliates, and the respective officers, directors, employees, agents, advisors and attorneys-in-fact of such Person and its Affiliates, (a “Related Person”) and shall be entitled to advice of counsel concerning all matters pertaining to such duties, and shall be entitled to act upon, and shall be fully protected in taking action in reliance upon any advice or opinion given by legal counsel. The Collateral Agent shall not be responsible for the negligence or willful misconduct of any receiver, agent, employee, attorney-in-fact or Related Person that it selects as long as such selection was made in good faith.

(c) None of the Collateral Agent or any of its respective Related Persons shall (i) be liable for any action taken or omitted to be taken by any of them under or in connection with this Indenture or the transactions contemplated hereby (except for its own gross negligence or willful misconduct) or under or in connection with any Collateral Document or the Intercreditor Agreement or the transactions contemplated thereby (except for its own gross negligence or willful misconduct), or (ii) be responsible in any manner to either of the Trustees or any Holder for any recital, statement, representation, warranty, covenant or agreement made by the Company or any Secured Guarantor or Affiliate of any Secured Guarantor, or any Officer or Related Person thereof, contained in this Indenture, or any other Notes Documents, or in any certificate, report, statement or other document referred to or provided for in, or received by the Collateral Agent under or in connection with, this Indenture, the Collateral Documents or the Intercreditor Agreement, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Indenture, the Collateral Documents or the Intercreditor Agreement, or for any failure of the Company or any Secured Guarantor or any other party to this Indenture, the Collateral Documents or the Intercreditor Agreement to perform its obligations hereunder or thereunder. None of the Collateral Agent or any of its respective Related Persons shall be under any obligation to the Trustees or any Holder to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Indenture, the Collateral Documents or the Intercreditor Agreement or to inspect the properties, books, or records of the Company, any Secured Guarantor or any Secured Guarantor’s Affiliates.

(d) The Collateral Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, facsimile, certification, telephone message, statement, or other communication, document or conversation (including those by telephone or e-mail) believed by it to be genuine and correct and to have been signed, sent, or made by the proper Person or Persons, and upon advice and statements of legal counsel (including, without limitation, counsel to the Company or any Secured Guarantor), independent accountants and other experts and advisors selected by the Collateral Agent. The Collateral Agent shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, or other paper or document. Except as required by the Intercreditor Agreement, the Collateral Agent shall be fully justified in failing or refusing to take any action under this Indenture, the Collateral Documents or the Intercreditor Agreement unless it shall first receive such advice or concurrence of the Trustees or the Holders of a majority in aggregate principal amount of the Notes as it determines and, if it so requests, it shall first be indemnified to its satisfaction by the Holders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. Except as required by the Intercreditor Agreement, the Collateral Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Indenture, the Collateral Documents or the Intercreditor Agreement in accordance with a request, direction, instruction or consent of the Trustees or the Holders of a majority in aggregate principal amount of the then outstanding Notes and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Holders.

(e) The Collateral Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, unless a Responsible Officer of the Collateral Agent shall have received written notice from the Trustees or the Company referring to this Indenture, describing such Default or Event of Default and stating that such notice is a “notice of default” and the Trustees have provided the Collateral Agent a copy of such notice. Subject to the provisions of the Collateral Documents and the Intercreditor Agreement, the Collateral Agent shall take such action with respect to such Default or Event of Default as may be requested by the Trustees in accordance with Article 7 or the Holders of a majority in aggregate principal amount of the Notes (subject to this Section 12.08).

(f) The Collateral Agent may resign at any time by giving thirty days’ written notice to the Trustees and the Company, such resignation to be effective upon the acceptance of a successor agent to its appointment as Collateral Agent. If the Collateral Agent resigns under this Indenture, the Company shall appoint a successor collateral agent. If no successor collateral agent is appointed prior to the intended effective date of the resignation of the Collateral Agent (as stated in the notice of resignation), the Collateral Agent, or the Company (so long as there is not a continuing Event of Default), may appoint, after consulting with the Trustees, subject to the consent of the Company (which shall not be unreasonably withheld and which shall not be required during a continuing Event of Default), a successor collateral agent. If no successor collateral agent is appointed and consented to by the Company pursuant to the preceding sentence within thirty (30) days after the intended effective date of resignation (as stated in the notice of resignation) the U.S. Trustee or the Collateral Agent shall be entitled to petition a court of competent jurisdiction, at the sole expense of the Company, to appoint a successor. Upon the acceptance of its appointment as successor collateral agent hereunder, such successor collateral agent shall succeed to all the rights, powers and duties of the retiring Collateral Agent, and the term “Collateral Agent” shall mean such successor collateral agent, and the retiring Collateral Agent’s appointment, powers and duties as the Collateral Agent shall be terminated. After the retiring Collateral Agent’s resignation hereunder, the provisions of this Section 12.08 (and Section 7.07) shall continue to inure to its benefit and the retiring Collateral Agent shall not by reason of such resignation be deemed to be released from liability as to any actions taken or omitted to be taken by it while it was the Collateral Agent under this Indenture.

(g) Computershare Trust Company of Canada shall initially act as Collateral Agent and shall be authorized to appoint co-Collateral Agents, agents, attorneys, custodians or nominees as necessary in its sole discretion. Except as otherwise explicitly provided herein or in the Collateral Documents or the Intercreditor Agreement, neither the Collateral Agent nor any of its respective officers, directors, employees or agents or other Related Persons shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof. The Collateral Agent shall be accountable only for amounts that it actually receives as a result of the exercise of such powers, and neither the Collateral Agent nor any of its officers, directors, employees or agents shall be responsible for any act or failure to act hereunder, except for its own gross negligence or willful misconduct. The Collateral Agent shall not be responsible for any misconduct or negligence on the part of any co-Collateral Agent, agent, attorney, custodian or nominee appointed with due care by it hereunder.

(h) The Collateral Agent and the Trustees, as applicable, are authorized and directed by the Company and the Holders (by acceptance of the Notes) to (i) enter into the Collateral Documents to which it is a party, whether executed before, on or after the Issue Date, (ii) enter into the Intercreditor Agreement, (iii) make the representations of the Holders set forth in the Collateral Documents and the Intercreditor Agreement, (iv) bind the Holders on the terms as set forth in the Collateral Documents and the Intercreditor Agreement and (iii) perform and observe its obligations under the Collateral Documents and the Intercreditor Agreement.

(i) If at any time or times the Trustees shall receive (i) by payment, foreclosure, realization, set-off or otherwise, any proceeds of Collateral or any payments with respect to the Obligations arising under, or relating to, this Indenture, except for any such proceeds or payments received by the Trustees from the Collateral Agent pursuant to the terms of this Indenture, or (ii) payments from the Collateral Agent in excess of the amount required to be paid to the Trustees pursuant to Article 7, the Trustees shall promptly turn the same over to the Collateral Agent, in kind, and with such endorsements as may be required to negotiate the same to the Collateral Agent such proceeds to be applied by the Collateral Agent pursuant to the terms of this Indenture, the Collateral Documents and the Intercreditor Agreement.

(j) Should the Trustees obtain possession of any Collateral, upon request from the Company, the Trustees shall notify the Collateral Agent thereof and promptly shall deliver such Collateral to the Collateral Agent or otherwise deal with such Collateral in accordance with the Collateral Agent’s instructions.

(k) The Collateral Agent shall have no obligation whatsoever to the Trustees or any of the Holders to assure that the Collateral exists or is owned by any Secured Guarantor or is cared for, protected, or insured or has been encumbered, or that the Collateral Agent’s Liens have been properly or sufficiently or lawfully created, perfected, protected, maintained or enforced or are entitled to any particular priority, or to determine whether all or the Secured Guarantor’s property constituting Collateral intended to be subject to the Lien and security interest of the Collateral Documents has been properly and completely listed or delivered, as the case may be, or the genuineness, validity, marketability or sufficiency thereof or title thereto, or to exercise at all or in any particular manner or under any duty of care, disclosure, or fidelity, or to continue exercising, any of the rights, authorities, and powers granted or available to the Collateral Agent pursuant to this Indenture, any Collateral Document or the Intercreditor Agreement other than pursuant to the instructions of the Trustees or the Holders of a majority in aggregate principal amount of the Notes or as otherwise provided in the Collateral Documents or the Intercreditor Agreement, it being understood and agreed that in respect of the Collateral, or any act, omission, or event related thereto, the Collateral Agent shall have no other duty or liability whatsoever to the Trustees or any Holder as to any of the foregoing.

(l) If the Company or any Secured Guarantor (i) incurs any obligations in respect of First Priority Obligations or Future Second Priority Indebtedness at any time when no Intercreditor Agreement is in effect or at any time when Indebtedness constituting First Priority Obligations or Second Priority Obligations, as applicable, entitled to the benefit (or subject to the terms) of the existing Intercreditor Agreement is concurrently retired, and (ii) delivers to the Collateral Agent an Officer’s Certificate so stating and authorizing and directing the Collateral Agent to enter into an intercreditor agreement (on substantially the same terms as the Intercreditor Agreement) in favor of a designated agent or representative for the holders of the First Priority Obligations or Future Second Priority Indebtedness so incurred, the Collateral Agent shall (and is hereby authorized and directed to) enter into such intercreditor agreement (at the sole expense and cost of the Company, including legal fees and expenses of the Collateral Agent), bind the Holders on the terms set forth therein and perform and observe its obligations thereunder.

(m) No provision of this Indenture, the Intercreditor Agreement or any Collateral Document shall require the Collateral Agent (or either Trustee) to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or thereunder or to take or omit to take any action hereunder or thereunder or take any action at the request or direction of Holders (or either Trustee in the case of the Collateral Agent) if it shall have received indemnity satisfactory to the Collateral Agent against potential costs and liabilities incurred by the Collateral Agent relating thereto. Notwithstanding anything to the contrary contained in this Indenture, the Intercreditor Agreement or the Collateral Documents, in the event the Collateral Agent is entitled or required to commence an action to foreclose or otherwise exercise its remedies to acquire control or possession of the Collateral, the Collateral Agent shall not be required to commence any such action or exercise any remedy or to inspect or conduct any studies of any property under the mortgages or take any such other action if the Collateral Agent has determined that the Collateral Agent may incur personal liability as a result of the presence at, or release on or from, the Collateral or such property, of any hazardous substances unless the Collateral Agent has received security or indemnity from the Company or the Holders in an amount and in a form all satisfactory to the Collateral Agent in its sole discretion, protecting the Collateral Agent from all such liability. The Collateral Agent shall at any time be entitled to cease taking any action described in this paragraph (m) if it no longer reasonably deems any indemnity, security or undertaking from the Company or the Holders to be sufficient.

(n) The Collateral Agent (i) shall not be liable for any action taken or omitted to be taken by it in connection with this Indenture, the Intercreditor Agreement and the Collateral Documents or instrument referred to herein or therein, except to the extent that any of the foregoing are found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from its own gross negligence or willful misconduct, (ii) shall not be liable for interest on any money received by it except as the Collateral Agent may agree in writing with the Company (and money held in trust by the Collateral Agent need not be segregated from other funds except to the extent required by law) and (iii) may consult with counsel of its selection and the advice or opinion of such counsel as to matters of law shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it in good faith and in accordance with the advice or opinion of such counsel. The grant of permissive rights or powers to the Collateral Agent shall not be construed to impose duties to act.

(o) Neither the Collateral Agent nor the Trustees shall be liable for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters. Neither the Collateral Agent nor the Trustees shall be liable for any indirect, special, punitive, incidental or consequential damages (included but not limited to lost profits) whatsoever, even if it has been informed of the likelihood thereof and regardless of the form of action.

(p) The Collateral Agent does not assume any responsibility for any failure or delay in performance or any breach by the Company or any Secured Guarantor under this Indenture, the Intercreditor Agreement and the Collateral Documents. The Collateral Agent shall not be responsible to the Holders or any other Person for any recitals, statements, information, representations or warranties contained in any Notes Documents or in any certificate, report, statement, or other document referred to or provided for in, or received by the Collateral Agent under or in connection with, this Indenture, the Intercreditor Agreement or any Collateral Document; the execution, validity, genuineness, effectiveness or enforceability of the Intercreditor Agreement and any Collateral Documents of any other party thereto; the genuineness, enforceability, collectability, value, sufficiency, location or existence of any Collateral, or the validity, effectiveness, enforceability, sufficiency, extent, perfection or priority of any Lien there-in; the validity, enforceability or collectability of any Obligations; the assets, liabilities, financial condition, results of operations, business, creditworthiness or legal status of any obligor; or for any failure of any obligor to perform its Obligations under this Indenture, the Intercreditor Agreement and the Collateral Documents. The Collateral Agent shall have no obligation to any Holder or any other Person to ascertain or inquire into the existence of any Default or Event of Default, the observance or performance by any obligor of any terms of this Indenture, the Intercreditor Agreement and the Collateral Documents, or the satisfaction of any conditions precedent contained in this Indenture, the Intercreditor Agreement and any Collateral Documents. The Collateral Agent shall not be required to initiate or conduct any litigation or collection or other proceeding under this Indenture, the Intercreditor Agreement and the Collateral Documents unless expressly set forth hereunder or thereunder. The Collateral Agent shall have the right at any time to seek instructions from the Holders with respect to the administration of the Notes Documents.

(q) The parties hereto and the Holders hereby agree and acknowledge that the Collateral Agent shall not assume, be responsible for or otherwise be obligated for any liabilities, claims, causes of action, suits, losses, allegations, requests, demands, penalties, fines, settlements, damages (including foreseeable and unforeseeable), judgments, expenses and costs (including but not limited to, any remediation, corrective action, response, removal or remedial action, or investigation, operations and maintenance or monitoring costs, for personal injury or property damages, real or personal) of any kind whatsoever, pursuant to any environmental law as a result of this Indenture, the Intercreditor Agreement, the Collateral Documents or any actions taken pursuant hereto or thereto. Further, the parties hereto and the Holders hereby agree and acknowledge that in the exercise of its rights under this Indenture, the Intercreditor Agreement and the Collateral Documents, the Collateral Agent may hold or obtain indicia of ownership primarily to protect the security interest of the Collateral Agent in the Collateral and that any such actions taken by the Collateral Agent shall not be construed as or otherwise constitute any participation in the management of such Collateral.

(r) Upon the receipt by the Collateral Agent of a written request of the Company signed by one Officer of the Company (a “Collateral Document Order”), the Collateral Agent is hereby authorized and directed to execute and enter into, and shall execute and enter into, without the further consent of any Holder or the Trustees, any Collateral Document (in form and substance satisfactory to the Collateral Agent) to be executed after the Issue Date. Such Collateral Document Order shall (i) state that it is being delivered to the Collateral Agent pursuant to, and is a Collateral Document Order referred to in, this Section 12.08(r), and (ii) instruct the Collateral Agent to execute and enter into such Collateral Document. Any such execution of a Collateral Document shall be at the direction and expense of the Company, upon delivery to the Collateral Agent of an Officer’s Certificate and Opinion of Counsel stating that all conditions precedent to the execution and delivery of the Collateral Document have been satisfied. The Holders, by their acceptance of the Notes, hereby authorize and direct the Collateral Agent to execute such Collateral Documents.

(s) Subject to the provisions of the applicable Collateral Documents and the Intercreditor Agreement, each Holder, by acceptance of the Notes, agrees that the Collateral Agent shall execute and deliver the Intercreditor Agreement and the Collateral Documents to which it is a party (or joinders thereto) and all agreements, documents and instruments incidental thereto, and act in accordance with the terms thereof. For the avoidance of doubt, the Collateral Agent shall have no discretion under this Indenture, the Intercreditor Agreement or the Collateral Documents and shall not be required to make or give any determination, consent, approval, request or direction without the written direction of the Company, the Trustees, or the Holders of a majority in aggregate principal amount of the then outstanding Notes or the Trustee, as applicable.

(t) After the occurrence of an Event of Default, the Trustees may direct the Collateral Agent in connection with any action required or permitted by this Indenture, the Collateral Documents or the Intercreditor Agreement.

(u) The Collateral Agent is authorized to receive any funds for the benefit of itself, the Trustees and the Holders distributed under the Collateral Documents or the Intercreditor Agreement and to the extent not prohibited under the Intercreditor Agreement, for turnover to the U.S. Trustee to make further distributions of such funds to itself, the Trustees and the Holders in accordance with the provisions of Section 6.13 hereof and the other provisions of this Indenture.

(v) Subject to the terms of this Indenture, the Collateral Documents and the Intercreditor Agreement, in each case that the Collateral Agent may or is required hereunder or under any other Notes Document to take any action (an “Action”), including without limitation to make any determination, to give consents, to exercise rights, powers or remedies, to release or sell Collateral or otherwise to act hereunder or under any other Notes Document, the Collateral Agent may seek direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes. The Collateral Agent shall not be liable with respect to any Action taken or omitted to be taken by it in accordance with the direction from the Company, the Trustees, or the Holders of a majority in aggregate principal amount of the then outstanding Notes. Subject to the terms of this Indenture, the Intercreditor Agreement or the Collateral Documents, if the Collateral Agent shall request direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes with respect to any Action, the Collateral Agent shall be entitled to refrain from such Action unless and until the Collateral Agent shall have received direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes, and the Collateral Agent shall not incur liability to any Person by reason of so refraining.

(w) Notwithstanding anything to the contrary in this Indenture or any other Notes Document, in no event shall the Collateral Agent nor the Trustees be responsible for, or have any duty or obligation with respect to, the recording, filing, registering, perfection, protection or maintenance of the security interests or Liens intended to be created by the Collateral Documents (including without limitation the filing or continuation of any Personal Property Security Act financing or continuation statements or similar documents or instruments (or analogous procedures under the applicable laws in the relevant Covered Jurisdiction)), neither shall the Collateral Agent nor the Trustees be responsible for, and neither the Collateral Agent nor the Trustees make any representation regarding, the validity, effectiveness or priority of any of the Collateral Documents or the security interests or Liens intended to be created thereby.

(x) Before the Collateral Agent acts or refrains from acting in each case at the request or direction of the Company or the Guarantors, it may require an Officer’s Certificate and an Opinion of Counsel, which shall conform to the provisions of Section 13.04. The Collateral Agent shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion.

(y) The Company shall pay compensation to, reimburse expenses of and indemnify the Collateral Agent in accordance with Section 7.07.

Section 12.09 Designations.

For purposes of the provisions hereof and the Intercreditor Agreement requiring the Company to designate Indebtedness for the purposes of the term “First Priority Obligations,” “Future Second Priority Indebtedness” or any other such designations hereunder or under the Intercreditor Agreement, any such designation shall be sufficient if such requirements under the Intercreditor Agreement are satisfied.

Section 12.10 No Impairment of the Security Interests.

Except as otherwise permitted under this Indenture, the Intercreditor Agreement or the Collateral Documents, neither the Company nor any of the Guarantors will be permitted to take any action, or knowingly omit to take any action, which action or omission would have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Trustees, the Collateral Agent and the Holders of the Notes.

Section 12.11 Insurance.

The Company shall maintain insurance, and cause each of its Restricted Subsidiaries to maintain insurance, with financially sound and reputable insurers (naming the Collateral Agent as an additional insured or loss payee, as applicable), with respect to such of its properties, against such risks, casualties and contingencies and in such types and amounts as are customary in the case of Persons engaged in the same or similar businesses and similarly situated, it being understood that this Section 12.11 shall not prevent the use of deductible or excess loss insurance and shall not prevent (i) the Company or any of its Subsidiaries from acting as a self-insurer or maintaining insurance with another Subsidiary or Subsidiaries of the Company so long as such action is consistent with sound business practice or (ii) the Company from obtaining and owning insurance policies covering activities of its Subsidiaries.

Section 12.12 Québec Collateral.

For the purposes of the grant of security under the laws of the Province of Québec which may now or in the future be required to be provided in accordance with Section 12.01 by the Company and any Guarantors, the Collateral Agent is hereby irrevocably authorized and appointed by each of the Holders to act as hypothecary representative (within the meaning of Article 2692 of the Civil Code of Québec) for itself and for all present and future Holders (in such capacity, the “Hypothecary Representative”) in order to hold any hypothec granted under the laws of the Province of Québec and to exercise such rights and duties as are conferred upon the Hypothecary Representative under the relevant deed of hypothec and applicable laws (with the power to delegate any such rights or duties). The execution prior to the date hereof by the Collateral Agent in its capacity as the Hypothecary Representative of any deed of hypothec or other security documents made pursuant to the laws of the Province of Québec, is hereby ratified and confirmed. Any Person who becomes a Holder or successor Collateral Agent shall be deemed to have consented to and ratified the foregoing appointment of the Collateral Agent as the Hypothecary Representative on behalf of itself and of each of the Holders, including such person and any affiliate of such person designated above as Holder. For greater certainty, the Collateral Agent, acting as the Hypothecary Representative, shall have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favor of the Collateral Agent in this Indenture, which shall apply mutatis mutandis. In the event of the resignation of the Collateral Agent (which shall include its resignation as the Hypothecary Representative) and appointment of a successor Collateral Agent, such successor Collateral Agent shall also act as the Hypothecary Representative, as contemplated above.

Section 12.13 Parallel Debt.

(a) For the purposes of taking and ensuring the continuing validity of the Turkish Pledge Agreement and the Turkish Guarantee subject to the applicable laws of the Republic of Turkey, notwithstanding any contrary provision in this Indenture:

(1) the Company and each of the Guarantors hereby agrees and undertakes by way of an abstract acknowledgement of debt, (such undertakings, the “Parallel Debt Obligations”) to pay to the Collateral Agent amounts equal to all present and future amounts and other Obligations owing by it to the Collateral Agent for its benefit and the benefit of the Trustees and the Holders of the Notes under the Notes Documents (the “Original Obligations”) as and when the same fall due for payment under the relevant Notes Documents;

(2) the Collateral Agent shall have its own independent right to demand and receive payment of the Parallel Debt Obligations;

(3) the Parallel Debt Obligations shall not limit or affect the existence of the Original Obligations for which each of the Trustees and the Holders of the Notes shall have an independent right to demand payment;

(4) notwithstanding paragraphs (a)(ii) and (iii) above, payment by the Company of its Parallel Debt Obligations shall to the same extent decrease and be a good discharge of the corresponding Original Obligations owing to each of the Trustees and the Holders of the Notes and payment by the Company of its Original Obligations to the relevant parties shall to the same extent decrease and be a good discharge of the Parallel Debt Obligations owing by it to the Collateral Agent;

(5) the Parallel Debt Obligations are owed to the Collateral Agent in its own name on behalf of itself and not as agent or representative of any other Person nor as trustee and the Parallel Debt Security shall secure the Parallel Debt Obligations so owing; and

(6) a defect affecting a Parallel Debt Obligation against the Company will not affect any Original Obligation and a defect affecting an Original Obligation against the Company will not affect any Parallel Debt Obligation; and

(b) the Collateral Agent undertakes to pay to the Trustees and the Holders of the Notes any amount collected or received by it in payment or partial payment of the Parallel Debt Obligations and shall distribute any amount so received to the Trustees and the Holders of the Notes in accordance with the terms of this Indenture and the Collateral Documents as if such amounts had been received in respect of the Original Obligations.

Section 12.14 Co-Collateral Agent. If at any time or times it shall be necessary or prudent in order to conform to any law of any jurisdiction in which any of the Collateral shall be located, or the Collateral Agent shall be advised by counsel, satisfactory to it, that it is reasonably necessary in the interest of the Holders, or the Company (so long as there is not a continuing Event of Default), the Holders of a majority in aggregate principal amount of Notes, or the Trustees shall in writing so request the Collateral Agent, or the Collateral Agent shall deem it desirable for its own protection in the performance of its duties hereunder, the Collateral Agent, the Trustees and the Company shall, at the reasonable request of the Collateral Agent, execute and deliver all instruments and agreements necessary or proper to constitute another bank or trust company, or one or more persons approved by the Collateral Agent, the Company and the Trustees, either to act as co-Collateral Agent or co-Collateral Agents of all or any of the Collateral, jointly with the Collateral Agent originally named herein or any successor or successors, or to act as separate collateral agent or collateral agents any such property. In case an Event of Default shall have occurred and be continuing, the Collateral Agent may act under the foregoing provisions of this Article 12 without the concurrent consent of the Holders, and the Holders hereby appoint the Collateral Agent as its trustee and attorney to act under the foregoing provisions of this Section 12.14 in such case. This appointment of any co-Collateral Agent pursuant to this Section 12.14 shall be subject to the Intercreditor Agreement.

Section 12.15 Limitation of Liability of the Collateral Agent.

The Collateral Agent is entering into this Indenture and the Collateral Documents not in its individual capacity but solely in its capacity as Collateral Agent under the Note Documents and in entering into the Note Documents and acting hereunder and thereunder. Notwithstanding anything to the contrary contained herein or in any other Note Document, the Collateral Agent shall be entitled to all the rights, protections and immunities granted to the Collateral Agent under this Indenture. The permissive authorizations, entitlements, powers and rights granted to the Collateral Agent shall not be construed as duties. Any exercise of discretion on behalf of the Collateral Agent shall be exercised in accordance with the terms of the Indenture, the Collateral Documents and the Intercreditor Agreement. Notwithstanding anything to the contrary contained herein or in any other Note Document, and for the avoidance of doubt, any obligations of Collateral Agent to indemnify, compensate or reimburse the any party under the terms of any Note Documents, shall be (i) an obligation of the Collateral Agent solely in its capacity as Collateral Agent under the Note Documents; (ii) limited solely to the funds available to it under the Note Documents at any point in time; (iii) limited solely to the scope of the Collateral Agent’s direction to a party to the Note Documents; and (iv) not applicable in the event of gross negligence or intentional misconduct of the applicable party to the Note Documents. The obligation of the Collateral Agent to indemnify, or reimburse or pay any amounts, under the terms of any Note Documents shall not be an obligation of Computershare Trust Company of Canada, in its individual or corporate capacity.

In addition, the Company agrees to indemnify and hold harmless the Collateral Agent, its officers, directors, employees and agents, from and against any and all claims, actions, causes of action, suits, duties, debts, demands, interests, penalties, expenses (including, without limitation, legal fees and disbursements on a solicitor and client basis), charges, damages, losses or liabilities suffered or incurred (including without limitation, any claims brought by any Holder or any third-party) against the Collateral Agent by any principal, partner, manager, shareholder, employee, delegate or agent of Clifford Chance LLP (“Clifford Chance LLP”), arising in connection with the Power of Attorney granted by Computershare Trust Company of Canada (“CTCC”) dated June 5, 2019. The Company and each Holder hereby releases CTCC for any and all claims, actions, expenses, charges, damages, losses or liabilities such Holder (registered or beneficiary) may have against CTCC resulting solely from the actions or inactions of Clifford Chance LLP or any of their principals, partners, managers, shareholders, employees, delegates or agents prior to, concurrent with or following the execution of this Indenture, as power of attorney for and on behalf of CTCC in its capacity as Collateral Agent for the benefit of the Holders in connection with the issuance of Notes.

ARTICLE 13

MISCELLANEOUS

Section 13.01 [Reserved].

Section 13.02 Notices.

(a) Any notice or communication to the Company, any Guarantor or a Trustee is duly given if in writing and (1) delivered in person, (2) mailed by first-class mail or equivalent (certified or registered, return receipt requested), postage prepaid, or overnight air courier guaranteeing next day delivery or (3) sent by facsimile or electronic transmission with transmission confirmed. In each case, the notice or communication shall be addressed as follows:

if to the Company or any Guarantor:

Eldorado Gold Corporation
1188 – 550 Burrard Street
Vancouver, British Columbia, Canada V6C 2B5
Fax: (604) 687-4026
Attention: Corporate Secretary

with a copy to:

Dorsey & Whitney LLP
701 Fifth Avenue, Suite 6100
Seattle, WA 98104
Fax: (406) 543-8063
Attention: Erin McCrady

Fasken Martineau DuMoulin LLP
2900-550 Burrard Street
Vancouver, British Columbia, Canada V6C 0A3
Fax: (604) 631-3232
Attention: Georald Ingborg

if to the U.S. Trustee:
Computershare Trust Company, N.A.
8472 Lucent Boulevard, Suite 225
Highlands Ranch, Colorado 80129
Attention: Corporate Trust

With a copy to:

Perkins Coie LLP
Attention: Ronald Sarubbi
1155 Avenue of the Americas, 22nd Floor
New York, NY 10036-2711

if to the Canadian Trustee or the Collateral Agent:
Computershare Trust Company of Canada

Computershare Trust Company of Canada
100 University Avenue, 11th Floor
Toronto, Ontario M5J 2Y1
Attention: Manager, Corporate Trust

The Company, any Guarantor, the Trustees or the Collateral Agent by like notice, may designate additional or different addresses for subsequent notices or communications.

(b) All notices and communications (other than those sent to Holders) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; receipt acknowledged, if sent by electronic transmission (in PDF format) capable of producing a printed copy; or five days after mailing, if mailed by certified or registered mail (or equivalent), return receipt requested, or by nationally recognized overnight air courier service to the address above in Section 13.02(a).

(c) Any notice or communication to a Holder shall be mailed by first-class mail (or equivalent) (certified or registered, return receipt requested) or by nationally recognized overnight air courier guaranteeing next day delivery to its address shown on the Note Register or by such other delivery system as either of the Trustees or the Collateral Agent deem acceptable and shall be deemed to be sufficiently given if so sent within the time prescribed. Failure to send a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. Any written notice or communication that is delivered in person or mailed by first-class (or equivalent) mail to the designated address will be deemed duly given, regardless of whether the addressee receives such notice.

(d) Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustees and the Collateral Agent, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

(e) Where this Indenture provides for notice of any event (including any notice of redemption) to a Holder of a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to the Depositary for such Note (or its designee), pursuant to the applicable procedures of such Depositary, if any, prescribed for the giving of such notice.

(f) Each of the Trustees and the Collateral Agent agrees to accept and act upon notice, instructions or directions pursuant to this Indenture sent by unsecured facsimile or electronic transmission (in PDF format); provided, however, that (1) the party providing such written notice, instructions or directions, subsequent to such transmission of written instructions, shall provide the originally executed instructions or directions to such Trustee or the Collateral Agent within two Business Days, (2) such originally executed notice, instructions or directions shall be signed by an authorized representative of the party providing such notice, instructions or directions and (3) receipt of such unsecured facsimile or electronic transmissions is confirmed by a Responsible Officer of the Trustees or the Collateral Agent. Neither Trustee nor the Collateral Agent shall be liable for any losses, costs or expenses arising directly or indirectly from such Trustee’s or the Collateral Agent’s reasonable reliance upon and compliance with such notice, instructions or directions notwithstanding such notice, instructions or directions conflict or are inconsistent with a subsequent notice, instructions or directions.

(g) If the Company sends a notice or communication to Holders, it shall mail a copy to each of the Trustees, the Collateral Agent and each Agent at the same time.

Section 13.03 Communication by Holders with Other Holders.

Holders may communicate with other Holders with respect to their rights under this Indenture or the Notes.

Section 13.04 Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Company or any Guarantor to the Trustees or the Collateral Agent to take any action under this Indenture, the Company or such Guarantor, as the case may be, shall furnish to the Trustees:

(1) an Officer’s Certificate in form and substance reasonably satisfactory to the Trustees or the Collateral Agent, as the case may be, (which shall include the statements set forth in Section 13.05) stating that, in the opinion of the signer(s), all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(2) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustees or the Collateral Agent, as the case may be, (which shall include the statements set forth in Section 13.05) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been complied with.

Section 13.05 Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to Section 4.04) shall include:

(1) a statement that the Person making such certificate or opinion has read such covenant or condition and the related definitions (and, if applicable, in respect of the issuance, authentication and delivery of Notes and the satisfaction and discharge of this Indenture, such Person understands the condition);

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with (and, in the case of an Opinion of Counsel, may be limited to reliance on an Officer’s Certificate as to matters of fact); and

(4) a statement as to whether or not, in the opinion of such Person, such covenant or condition has been complied with.

Section 13.06 Rules by U.S. Trustee and Agents.

The U.S. Trustee may make reasonable rules for action by or at a meeting of Holders. The Canadian Trustee, Registrar or Paying Agent may make reasonable rules and set reasonable requirements for their respective functions.

Section 13.07 No Personal Liability of Directors, Officers, Employees, Members, Partners and Shareholders.

No past, present or future director, officer, employee, incorporator, member, partner or shareholder of the Company or any Guarantor shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Note Guarantees, this Indenture, the Intercreditor Agreement, the Collateral Documents or for any claim based on, in respect of, or by reason of such obligations or their creation.

Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Section 13.08 Governing Law.

THIS INDENTURE, THE NOTES AND ANY NOTE GUARANTEE (OTHER THAN THE TURKISH GUARANTEE, WHICH WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF TURKEY) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 13.09 Waiver of Jury Trial.

EACH OF THE COMPANY, THE GUARANTORS, THE TRUSTEES AND THE COLLATERAL AGENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES, THE NOTE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 13.10 No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Restricted Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 13.11 Successors.

All agreements of the Company in this Indenture and the Notes shall bind its successors. All agreements of either of the Trustees and the Collateral Agent in this Indenture shall bind its successors and assigns. All agreements of each Guarantor in this Indenture shall bind its successors, except as otherwise provided in Section 10.06.

Section 13.12 Severability.

In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 13.13 Counterpart Originals.

The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Indenture and of signature pages by facsimile or any electronic transmission capable of producing a printed copy of the executed counterpart shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or .pdf shall be deemed to be their original signatures for all purposes.

Section 13.14 Table of Contents, Headings, etc.

The Table of Contents, Cross-Reference Table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 13.15 U.S.A. PATRIOT Act.

The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. PATRIOT Act, the U.S. Trustee is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the U.S. Trustee. The parties to this Indenture agree that they shall provide each of the U.S. Trustee with such information as it may request in order for such Trustee to satisfy the requirements of the U.S.A. PATRIOT Act.

Section 13.16 Payments Due on Non-Business Days.

In any case where any Interest Payment Date, redemption date or repurchase date or the Stated Maturity of the Notes shall not be a Business Day, then (notwithstanding any other provision of this Indenture or of the Notes) payment of principal, premium, if any, or interest on the Notes need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, redemption date or repurchase date, or at the Stated Maturity of the Notes; provided that no interest will accrue for the period from and after such Interest Payment Date, redemption date, repurchase date or Stated Maturity, as the case may be.

Section 13.17 Submission to Jurisdiction.

The Company and each Guarantor not organized in the United States shall appoint CT Corporation as its agent for service of process in any suit, action or proceeding with respect to this Indenture, the Notes and the Note Guarantees and for actions brought under the U.S. federal or state securities laws brought in any U.S. federal or state court located in the Borough of Manhattan in the County and City of New York. The Company and each Guarantor irrevocably and unconditionally submit to the non-exclusive jurisdiction of the U.S. federal and state courts sitting in the Borough of Manhattan in the County and City of New York over any suit, action or proceeding arising out of or relating to this Indenture, the Notes or the Note Guarantees and for actions brought under the U.S. federal or state securities laws. Service of any process on CT Corporation in any such action (and written notice of such service to the Company) shall be effective service of process against the Company or any Guarantor for any suit, action or proceeding brought in any such court. The Company and each Guarantor irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon the Company and each Guarantor and may be enforced in any other courts to whose jurisdiction the Company is or may be subject, by suit upon judgment. The Company and each Guarantor further agrees that nothing herein shall affect any Holder’s right to effect service of process in any other manner permitted by law or bring a suit action or proceeding (including a proceeding for enforcement of a judgment) in any other court or jurisdiction in accordance with applicable law.

Section 13.18 Waiver of Immunity.

To the extent that each of the Company and the Guarantors, or any of their respective properties, assets or revenues may have or may hereafter become entitled to, or have attributed to each of the Company and the Guarantors, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any Canadian, New York state or U.S. federal court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any such court in which proceedings may at any time be commenced, with respect to the obligations and liabilities of each of the Company and the Guarantors or any other matter under or arising out of or in connection with this Indenture, each of the Company and the Guarantors hereby irrevocably and unconditionally waives or will waive such right to the extent permitted by applicable law, and agrees not to plead or claim, any such immunity and consent to such relief and enforcement.

Section 13.19 Conversion of Currency.

If for the purposes of obtaining judgment in any court it is necessary to convert a sum due under this Indenture to the Holder from U.S. dollars to another currency, the Company and each Guarantor has agreed, and each Holder by holding such Note will be deemed to have agreed, to the fullest extent that the Company, each Guarantor and they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures such Holder could purchase U.S. dollars with such other currency in New York City, New York on the Business Day preceding the day on which final judgment is given.

The Company’s and Guarantors’ obligations to any Holder will, notwithstanding any judgment in a currency (the “Judgment Currency”) other than U.S. dollars, be discharged only to the extent that on the Business Day following receipt by such Holder or the U.S. Trustee, as the case may be, of any amount in such Judgment Currency, such Holder may in accordance with normal banking procedures purchase U.S. dollars with the Judgment Currency. If the amount of the U.S. dollars so purchased is less than the amount originally to be paid to such Holder or the U.S. Trustee in the Judgment Currency (as determined in the manner set forth in the preceding paragraph), as the case may be, each of the Company and the Guarantors, jointly and severally, agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Holder and the U.S. Trustee, as the case may be, against any such loss. If the amount of the U.S. dollars so purchased is more than the amount originally to be paid to such Holder or the U.S. Trustee, as the case may be, such Holder or the U.S. Trustee, as the case may be, will pay the Company and the Guarantors, such excess; provided that such Holder or the U.S. Trustee, as the case may be, shall not have any obligation to pay any such excess as long as a Default under the Notes or this Indenture has occurred and is continuing or if the Company or the Guarantors shall have failed to pay any Holder or the U.S. Trustee any amounts then due and payable under such Note or this Indenture, in which case such excess may be applied by such Holder or the U.S. Trustee to such Obligations.

[Signatures on following page]

[Signature Page to Indenture]

[Signature Page to Indenture]

APPENDIX A

PROVISIONS RELATING TO

INITIAL NOTES AND ADDITIONAL NOTES

Section 1.1                      Definitions.

(a)           Capitalized Terms.

Capitalized terms used but not defined in this Appendix A have the meanings given to them in the Indenture. The following capitalized terms have the following meanings:

“Applicable Procedures” means, with respect to any transfer or transaction involving a Global Note or beneficial interest therein, the rules and procedures of the Depositary for such Global Note, Euroclear or Clearstream, in each case to the extent applicable to such transaction and as in effect from time to time.

“Clearstream” means Clearstream Banking, Société Anonyme, or any successor securities clearing agency.

“Euroclear” means Euroclear Bank SA/NY, as operator of Euroclear systems clearance system or any successor securities clearing agency.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Regulation S” means Regulation S promulgated under the Securities Act. “Rule 144” means Rule 144 promulgated under the Securities Act. “Rule 144A” means Rule 144A promulgated under the Securities Act.

“Rule 144” means Rule 144 promulgated under the Securities Act.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“Transfer Restricted Notes” means Definitive Notes and any other Notes that bear or are required to bear the Restricted Notes Legend.

“U.S. person” means a “U.S. person” as defined in Regulation S.

(b)           Other Definitions.

Term:	Defined in Section:
“Agent Members”	2.1(c)
“Canadian Restricted Legend”	2.3(d)
“Definitive Notes Legend”	2.3(d)
“Global Note”	2.1(b)
“Global Notes Legend”	2.3(d)
“Regulation S Global Note”	2.1(b)
“Regulation S Notes”	2.1(a)
“Restricted Notes Legend”	2.3(d)
“Rule 144A Global Note”	2.1(b)
“Rule 144A Notes”	2.1(a)

Section 2.1                      Form and Dating

(a)           The Initial Notes issued on the date hereof shall be (i) offered and sold by the Company to the Initial Purchasers and (ii) only resold, initially only to (1) Persons reasonably believed to be QIBs in reliance on Rule 144A (“Rule 144A Notes”) and (2) Persons other than U.S. persons in reliance on Regulation S (“Regulation S Notes”) and, in each case, pursuant to applicable exemptions from prospectus requirements under the Securities Act (British Columbia), and from prospectus, registration and similar requirements under applicable securities laws of other applicable jurisdictions. Such Initial Notes may only thereafter be transferred to, among others, QIBs, and purchasers in reliance on Regulation S, and in each case, prior to the date specified in the Canadian Restricted Legend, pursuant to exemptions from prospectus requirements under Canadian Securities Legislation, if applicable.

(b)           Global Notes. Rule 144A Notes shall be issued initially in the form of one or more permanent global Notes in definitive, fully registered form, numbered A-1 upward (collectively, the “Rule 144A Global Note”) and Regulation S Notes shall be issued initially in the form of one or more global Notes, numbered S-1 upward (collectively, the “Regulation S Global Note”), in each case without interest coupons and bearing the Global Notes Legend and Restricted Notes Legend, which shall be deposited on behalf of the purchasers of the Notes represented thereby with the Custodian, and registered in the name of the Depositary or a nominee of the Depositary, duly executed by the Company and authenticated by the U.S. Trustee as provided in the Indenture. The Rule 144A Global Note and the Regulation S Global Note each referred to herein as a “Global Note” and are collectively referred to herein as “Global Notes.” Each Global Note shall represent such of the outstanding Notes as shall be specified in the “Schedule of Exchanges of Interests in the Global Note” attached thereto and each shall provide that it shall represent the aggregate principal amount of Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as applicable, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby shall be made by the U.S. Trustee or the Custodian, at the direction of the U.S. Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06 of the Indenture and Section 2.3(c) of this Appendix A.

(c)           Book-Entry Provisions. This Section 2.1(c) shall apply only to a Global Note deposited with or on behalf of the Depositary.

The Company shall execute and the U.S. Trustee shall, in accordance with this Section 2.1(c) and Section 2.2 of this Appendix A, and pursuant to an Authentication Order of the Company, authenticate and deliver initially one or more Global Notes that (i) shall be registered in the name of the Depositary for such Global Note or Global Notes or the nominee of such Depositary and (ii) shall be delivered by the U.S. Trustee to such Depositary or pursuant to such Depositary’s instructions or held by Computershare Trust Company, N.A., a national banking association, as Custodian.

Members of, or participants in, the Depositary (“Agent Members”) shall have no rights under the Indenture with respect to any Global Note held on their behalf by the Depositary or by Computershare Trust Company, N.A., a national banking association, as Custodian, or under such Global Note, and the Depositary may be treated by the Company, the Trustees and any agent of the Company or the Trustees as the absolute owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustees or any agent of the Company or the Trustees from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices of such Depositary governing the exercise of the rights of a holder of a beneficial interest in any Global Note.

(d)           Definitive Notes. Except as provided in Section 2.4 of this Appendix A, owners of beneficial interests in Global Notes shall not be entitled to receive physical delivery of Definitive Notes and then only in accordance with Section 2.3.

Section 2.2                      Authentication Order. The U.S. Trustee shall authenticate and make available for delivery upon receipt of an Authentication Order from the Company (a) Initial Notes for original issue on the Issue Date in an aggregate principal amount of $300,000,000 and (b) subject to the terms of the Indenture, Additional Notes. Such Authentication Order shall specify the amount of the Notes to be authenticated, the date on which the original issue of Notes is to be authenticated and whether the Notes are to be Initial Notes or Additional Notes.

Section 2.3                      Transfer and Exchange.

(a)           Transfer and Exchange of Definitive Notes for Definitive Notes. When Definitive Notes are presented to the Registrar with a request:

                (i)
 to register the transfer of such Definitive Notes; or

                (ii)
 to exchange such Definitive Notes for an equal principal amount of Definitive Notes of other authorized denominations,

the Registrar shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Definitive Notes surrendered for transfer or exchange:

(1)           shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing; and

(2)           in the case of Definitive Notes that are Transfer Restricted Notes, they are accompanied by the following additional information and documents, as applicable:

(A)           if such Definitive Notes are being delivered to the Registrar by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect (in the form set forth on the reverse side of the Initial Note); or

(B)           if such Definitive Notes are being transferred to the Company, a certification to that effect (in the form set forth on the reverse side of the Initial Note); or

(C)           if such Definitive Notes are being transferred pursuant to an exemption from registration in accordance with (i) Rule 144A, (ii) Regulation S, (iii) Rule 144 under the Securities Act or (iv) in reliance upon another exemption from the registration requirements of the Securities Act, (x) a certification to that effect (in the form set forth on the reverse side of the Initial Note) and (y) if the Company or the U.S. Trustee so requests in connection with transfers described in clauses (ii), (iii) or (iv), an Opinion of Counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the applicable legend set forth in Section 2.3(d)(i) of this Appendix A.

(b)           Restrictions on Transfer of a Definitive Note for a Beneficial Interest in a Global Note. A Definitive Note may not be exchanged for a beneficial interest in a Global Note except upon satisfaction of the requirements set forth below and the requirements set forth in the Restricted Notes Legend. Upon receipt by the U.S. Trustee of a Definitive Note, duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Registrar, together with:

                (i)
 (A) certification (in the form set forth on the reverse side of the Initial Note) that such Definitive Note is being transferred (1) to a Person who the transferor reasonably believes is a QIB and in accordance with Rule 144A or (2) outside the United States of America in an offshore transaction within the meaning of Regulation S and in compliance with Rule 904 under the Securities Act and (B) such other certification and Opinion of Counsel as the Company or the Trustees shall require; and

                (ii)
 written instructions directing the U.S. Trustee to make, or to direct the Custodian to make, an adjustment on its books and records with respect to such Global Note to reflect an increase in the aggregate principal amount of the Notes represented by the Global Note, such instructions to contain information regarding the Depositary account to be credited with such increase, the U.S. Trustee shall cancel such Definitive Note and cause, or direct the Custodian to cause, in accordance with the standing instructions and procedures existing between the Depositary and the Custodian, the aggregate principal amount of Notes represented by the Global Note to be increased by the aggregate principal amount of the Definitive Note to be exchanged and shall credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Global Note equal to the principal amount of the Definitive Note so canceled. If no Global Notes are then outstanding, the Company may issue and the U.S. Trustee shall authenticate, upon receipt of an Authentication Order of the Company in the form of an Officer’s Certificate, a new Global Note in the appropriate principal amount.

(c)           Transfer and Exchange of Global Notes. (i) The transfer and exchange of Global Notes or beneficial interests therein shall be effected through the Depositary, in accordance with the Indenture (including applicable restrictions on transfer set forth herein, if any) and the procedures of the Depositary therefor. A transferor of a beneficial interest in a Global Note shall deliver to the Registrar a written order given in accordance with the Depositary’s procedures containing information regarding the participant account of the Depositary to be credited with a beneficial interest in such Global Note or another Global Note, and such account shall be credited in accordance with such order with a beneficial interest in the applicable Global Note, and the account of the Person making the transfer shall be debited by an amount equal to the beneficial interest in the Global Note being transferred. Transfers by an owner of a beneficial interest in a Rule 144A Global Note to a transferee who takes delivery of such interest through a Regulation S Global Note, shall be made only upon receipt by the U.S. Trustee of a certification in the form provided on the reverse side of the Initial Notes from the transferor and in compliance with the requirements set forth in the Restricted Notes Legend.

(ii)           If the proposed transfer is a transfer of a beneficial interest in one Global Note to a beneficial interest in another Global Note, the Registrar shall reflect on its books and records the date and an increase in the principal amount of the Global Note to which such interest is being transferred in an amount equal to the principal amount of the interest to be so transferred, and the Registrar shall reflect on its books and records the date and a corresponding decrease in the principal amount of the Global Note from which such interest is being transferred. If the Company or the U.S. Trustee so requests in connection with transfer of a beneficial interest in one Global Note to a beneficial interest in another Global Note, such request for transfer shall be accompanied by an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the applicable legend set forth in Section 2.3(d)(i) of this Appendix A.

(iii)           Notwithstanding any other provisions of this Appendix A, a Global Note may not be transferred except as a whole and not in part by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

(d)           Legends.

(i)           Except as permitted by this Section 2.3(d) of this Appendix A, each Note certificate evidencing the Global Notes and the Definitive Notes (and all Notes issued in exchange therefor or in substitution thereof) shall bear a legend in substantially the following form (each defined term in the legend being defined as such for purposes of the legend only) (“Restricted Notes Legend”; and the third paragraph of which is herein referred to as the “Canadian Restricted Legend”):

THE SECURITY (OR ITS PREDECESSOR) EVIDENCED HEREBY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 5 OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE SECURITY EVIDENCED HEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THE SECURITY EVIDENCED HEREBY IS HEREBY NOTIFIED THAT THE SELLER MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER. THE HOLDER OF THE SECURITY EVIDENCED HEREBY AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) SUCH SECURITY MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (1)(a) TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT, (b) OUTSIDE THE UNITED STATES TO A NON-U.S. PERSON IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (c) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF APPLICABLE) OR (d) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY IF THE COMPANY SO REQUESTS), (2) TO THE COMPANY OR (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THE SECURITY EVIDENCED HEREBY OF THE RESALE RESTRICTIONS SET FORTH IN CLAUSE (A) ABOVE. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 FOR RESALE OF THE SECURITY EVIDENCED HEREBY.

UNDER CANADIAN SECURITIES LAWS, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE OF THE NOTES].

Each Definitive Note shall bear the following additional legend (“Definitive Notes Legend”):

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH REGISTRAR AND TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

Each Global Note shall bear the following additional legend (“Global Notes Legend”):

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), NEW YORK, NEW YORK, TO ELDORADO GOLD CORPORATION OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO DTC, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.

(ii)           Upon any sale or transfer of a Transfer Restricted Note that is a Definitive Note, the Registrar shall permit the Holder thereof to exchange such Transfer Restricted Note for a Definitive Note that does not bear the Restricted Notes Legend and the Definitive Notes Legend and rescind any restriction on the transfer of such Transfer Restricted Note if the Holder certifies in writing to the Registrar that its request for such exchange was made in reliance on Rule 144 (such certification to be in the form set forth on the reverse side of the Initial Notes).

(iii)           Notwithstanding anything in the Indenture or this Appendix A to the contrary:

(1)           the Canadian Restricted Legend will appear on any Initial Notes or Additional Notes that are issued prior to the date specified in the Canadian Restricted Legend, unless the Canadian Restricted Legend is no longer required under any applicable Canadian securities laws;

(2)           all transfers in Notes or beneficial interest therein, prior to the date specified in the Canadian Restricted Legend must be pursuant to exemptions from prospectus requirements under Canadian Securities Legislation, if applicable, and following such date, the transferors are required to comply with resale restrictions under Canadian Securities Legislation, if applicable; and

(3)           if the Company or Trustee so require, all transfers must be accompanied by such certifications, opinions or other evidence reasonably satisfactory to the Company and the Trustee as to the compliance with applicable Canadian Securities Legislation.

For greater certainty, all references to the Restricted Notes Legend includes the Canadian Restricted Legend.

(e)           Cancellation or Adjustment of Global Note. At such time as all beneficial interests in a Global Note have either been exchanged for Definitive Notes, transferred, redeemed, repurchased or canceled, such Global Note shall be returned by the Depositary to the U.S. Trustee for cancellation or retained and canceled by the U.S. Trustee. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for Definitive Notes, transferred in exchange for an interest in another Global Note, redeemed, repurchased or canceled, the principal amount of Notes represented by such Global Note shall be reduced and an adjustment shall be made on the books and records of the U.S. Trustee (if it is then the Custodian for such Global Note) with respect to such Global Note, by the U.S. Trustee or the Custodian, to reflect such reduction.

(f)           Obligations with Respect to Transfers and Exchanges of Notes.

(i)           Subject to compliance with the requirements herein, to permit registrations of transfers and exchanges, the Company shall execute and the U.S. Trustee, upon receipt of an Authentication Order, shall authenticate, Definitive Notes and Global Notes at the Registrar’s request.

(ii)           No service charge shall be made for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax, assessments, or similar governmental charge payable in connection therewith (other than any such transfer taxes, assessments or similar governmental charge payable upon exchanges pursuant to Sections 2.10, 3.06, 3.10, 4.10, 4.14 and 9.05 of the Indenture).

(iii)           Prior to the due presentation for registration of transfer of any Note, the Company, the Trustees, the Paying Agent or the Registrar may deem and treat the person in whose name a Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest (other than pursuant to Section 2.12 of the Indenture) on such Note and for all other purposes whatsoever, whether or not such Note is overdue, and none of the Company, the Trustees, the Paying Agent or the Registrar shall be affected by notice to the contrary.

(iv)           All Notes issued upon any transfer or exchange pursuant to the terms of the Indenture shall evidence the same debt and shall be entitled to the same benefits under the Indenture as the Notes surrendered upon such transfer or exchange.

(v)           The Company, the Registrar and the U.S. Trustee may request such evidence as may be reasonably requested by them to determine the identity and signatures of the transferor and the transferee.

(g)           No Obligation of the Trustees.

(i)           Neither the Company nor the Trustees shall have any responsibility, obligation or liability to any beneficial owner of a Global Note, a member of, or a participant in the Depositary or any other Person with respect to the accuracy of the records of the Depositary or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depositary) of any notice (including any notice of redemption or repurchase) or the payment of any amount or any other act or omission of the Depositary, under or with respect to such Notes. With respect to any Global Note, all notices and communications to be given to the Holders and all payments to be made to Holders under the Notes shall be given or made only to the registered Holders (which shall be the Depositary or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only through the Depositary subject to the applicable rules and procedures of the Depositary. The Trustees may rely and shall be fully protected in relying upon information furnished by the Depositary with respect to its members, participants and any beneficial owners.

(ii)           The Trustees shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depositary participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

(h) Any purported transfer of such note, or any interest therein to a purchaser or transferee that does not comply with the requirements specified in this Section 2.3 will be of no force and effect and shall be null and void ab initio.

Section 2.4                      Definitive Notes.

(a)           A Global Note deposited with the Depositary or with Computershare Trust Company, N.A., a national banking association, as Custodian pursuant to Section 2.1 of this Appendix A may be transferred to the beneficial owners thereof in the form of Definitive Notes in an aggregate principal amount equal to the principal amount of such Global Note, in exchange for such Global Note, if (i) the Depositary notifies the Company that it is unwilling or unable to continue as a Depositary for such Global Note or if at any time the Depositary ceases to be a “clearing agency” registered under the Exchange Act and, in each case, a successor depositary is not appointed by the Company within 90 days of such notice or after the Company becomes aware of such cessation, or (ii) an Event of Default has occurred and is continuing and the Registrar has received a request from the Depositary or (iii) the Company, in its sole discretion and subject to the procedures of the Depositary, notifies the Trustees in writing that it elects to cause the issuance of Definitive Notes under the Indenture. In addition, any Affiliate of the Company or any Guarantor that is a beneficial owner of all or part of a Global Note may, upon the written consent of the Company, have such Affiliate’s beneficial interest transferred to such Affiliate in the form of a Definitive Note, by providing a written request to the Company and the U.S. Trustee and such Opinions of Counsel, certificates or other information as may be required by the Indenture or the Company or U.S. Trustee.

(b)           Any Global Note that is transferable to the beneficial owners thereof pursuant to this Section 2.4 shall be surrendered by the Depositary to the U.S. Trustee, to be so transferred, in whole or from time to time in part, without charge, and the U.S. Trustee shall authenticate and deliver, upon such transfer of each portion of such Global Note, an equal aggregate principal amount of Definitive Notes of authorized denominations. Any portion of a Global Note transferred pursuant to this Section 2.4 shall be executed, authenticated and delivered only in denominations of $2,000 and integral multiples of $1,000 in excess thereof and registered in such names as the Depositary shall direct. Any certificated Initial Note or Additional Note in the form of a Definitive Note delivered in exchange for an interest in the Global Note shall bear the Restricted Notes Legend.

(c)           The registered Holder of a Global Note may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under the Indenture or the Notes.

(d)           In the event of the occurrence of any of the events specified in Section 2.4(a)(i), (ii) or (iii) of this Appendix A, the Company shall promptly make available to the U.S. Trustee a reasonable supply of Definitive Notes in fully registered form without interest coupons.

EXHIBIT A

[FORM OF FACE OF NOTE]

[Insert the Restricted Notes Legend, if applicable, pursuant to the provisions of the Indenture]

[Insert the Global Notes Legend, if applicable, pursuant to the provisions of the Indenture]

[Insert the Definitive Notes Legend, if applicable, pursuant to the provisions of the Indenture]

CUSIP [              ]

ISIN [             ]1

[RULE 144A][REGULATION S][GLOBAL] NOTE

9.500% Senior Secured Second Lien Notes due 2024

No. [A-__] [S-__]  [Up to]2 [$______________]

ELDORADO GOLD CORPORATION

promises to pay to [CEDE & CO.]3 [____________] or registered assigns the principal sum [$(____ (_______ (Dollars)], as revised by the Schedule of Exchanges of Interests in the Global Note attached hereto]4 [of $(____ (_______ (Dollars)],5 on June 1, 2024.

Interest Payment Dates: June 1 and December 1, commencing December 1, 2019.

Record Dates: May 15 and November 15.

1
Rule 144A Note CUSIP: [              ]

Rule 144A Note ISIN [              ]

Regulation S Note CUSIP: [              ]

Regulation S Note ISIN: [              ]7

2
Include in Global Notes.

3
Include in Global Notes.

4
Include in Global Notes.

5
Include in Definitive Notes.

IN WITNESS HEREOF, the Company has caused this instrument to be duly executed.

ELDORADO GOLD CORPORATION

By:
Name
Title

CERTIFICATE OF AUTHENTICATION

This is one of the Notes referred to in the within-mentioned Indenture:

COMPUTERSHARE TRUST COMPANY, N.A., as U.S. Trustee

By:
Authorized Signatory

[Reverse Side of Note]

9.500% Senior Secured Second Lien Notes due 2024

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1.           INTEREST. Eldorado Gold Corporation, a corporation governed under the laws of Canada (the “Company”), promises to pay interest on the principal amount of this Note at 9.500% per annum from and including June 5, 2019 until but excluding maturity. The Company shall pay interest semi-annually in arrears on June 15 and December 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each, an “Interest Payment Date”). Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of original issuance; provided that the first Interest Payment Date shall be December 1, 2019. The Company shall pay interest (including post-petition interest in any proceeding under any Insolvency Law) on overdue principal and premium, if any, from time to time at the interest rate on the Notes; it shall pay interest (including post-petition interest in any proceeding under any Insolvency Law) on overdue installments of interest (without regard to any applicable grace periods) from time to time at the interest rate on the Notes. Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

2.           METHOD OF PAYMENT. The Company shall pay interest on the Notes to the Persons who are registered holders of Notes at the close of business on the June 1 or December 1 (whether or not a Business Day), as the case may be, immediately preceding the related Interest Payment Date, even if such Notes are canceled after such Record Date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. Principal, premium, if any, and interest on the Notes shall be payable at the office or agency of the Company maintained for such purpose; provided that payment by wire transfer of immediately available funds shall be required with respect to principal, premium, if any, and interest on all Global Notes and all other Notes the Holders of which shall have provided wire transfer instructions to the Company or the Paying Agent at least five Business Days prior to the applicable payment date. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

3.           PAYING AGENT AND REGISTRAR. Initially, Computershare Trust Company, N.A., the U.S. Trustee under the Indenture, shall act as Paying Agent and Registrar. The Company may change any Paying Agent or Registrar without notice to the Holders. The Company or any of its Restricted Subsidiaries may act as Paying Agent (except for purposes of Article 8 of the Indenture) or Registrar.

4.           INDENTURE. The Company issued the Notes under an Indenture, dated as of June 5, 2019 (the “Indenture”), among the Company, the Guarantors party thereto, the Trustees and the Collateral Agent. This Note is one of a duly authorized issue of notes of the Company designated as its 9.500% Senior Secured Second Lien Notes due 2024. The Company shall be entitled to issue Additional Notes pursuant to Section 2.01 and 4.09 of the Indenture. The Notes and any Additional Notes issued under the Indenture shall be treated as a single class of securities under the Indenture. The terms of the Notes include those stated in the Indenture (which for greater certainty includes the right of exchange of the Notes provided in Appendix A to the Indenture, which is an express term of this Note). The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms. Any term used in this Note that is defined in the Indenture shall have the meaning assigned to it in the Indenture. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

5.           REDEMPTION AND REPURCHASE. The Notes are subject to optional redemption, and may be the subject of an Offer to Purchase, as further described in the Indenture. The Company shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

6.           DENOMINATIONS, TRANSFER, EXCHANGE. The Notes are in registered form without coupons in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Company, the Registrar and the U.S. Trustee may require a Holder, among other things, to furnish appropriate endorsements, transfer documents and evidence as to the signature and identity of a transferor and transferee of the Notes, and Holders shall be required to pay any taxes and fees required by law or permitted by the Indenture. The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part.

7.           PERSONS DEEMED OWNERS. The registered Holder of a Note may be treated as its owner for all purposes.

8.           AMENDMENT, SUPPLEMENT AND WAIVER. The Indenture, the Note Guarantees or the Notes may be amended or supplemented as provided in the Indenture.

9.           DEFAULTS AND REMEDIES. The Events of Default relating to the Notes are defined in Section 6.01 of the Indenture. Upon the occurrence of an Event of Default, the rights and obligations of the Company, the Guarantors, the Trustees and the Holders shall be as set forth in the applicable provisions of the Indenture.

10.           AUTHENTICATION. This Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual or facsimile signature of the U.S. Trustee.

11.           SECURITY. This Note shall be secured by Second Priority Liens in the Collateral, subject to Permitted Liens, on the terms and conditions set forth in the Indenture, the Collateral Documents and the Intercreditor Agreement. The Collateral Agent holds a Lien on the Collateral for the benefit of the Trustees and the Holders, in each case pursuant to the Collateral Documents.

12.           GOVERNING LAW. THIS NOTE WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

13.           CUSIP AND ISIN NUMBERS. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP and ISIN numbers to be printed on the Notes, and the Trustees may use CUSIP and ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and no reliance may be placed thereon.

14.           GUARANTEES. The payment by the Company of the principal of and interest on the Notes is fully and unconditionally guaranteed on a joint and several basis by each of the Guarantors on the terms set forth in the Indenture.

The Company shall furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to the Company at the following address:

Eldorado Gold Corporation
1188 – 550 Burrard Street
Vancouver, British Columbia, Canada V6C 2B5
Fax: (604) 687-4026
Attention: Corporate Secretary

ASSIGNMENT FORM

To assign this Note, fill in the form below:

Company Name

Date	By:	/s/
Name
Title

and irrevocably appoint
to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Company Name

Date	By:	/s/
Name
Title

Signature Guarantee*:

* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the U.S. Trustee).

CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR

REGISTRATION OF TRANSFER RESTRICTED NOTES

This certificate relates to $ ________ principal amount of Notes held in (check applicable space) ____ book-entry or _____ definitive form by the undersigned.

The undersigned (check one box below):

●
has requested the U.S. Trustee by written order to deliver in exchange for its beneficial interest in the Global Note held by the Depositary a Note or Notes in definitive, registered form of authorized denominations and an aggregate principal amount equal to its beneficial interest in such Global Note (or the portion thereof indicated above) in accordance with the Indenture; or

●
has requested the U.S. Trustee by written order to exchange or register the transfer of a Note or Notes.

In connection with any transfer of any of the Notes evidenced by this certificate, the undersigned confirms that such Notes are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

(1)
☐
to the Company; or

(2)
☐
to the Registrar for registration in the name of the Holder, without transfer; or

(3)
☐
pursuant to an effective registration statement under the Securities Act of 1933; or

(4)
☐
to a Person that the undersigned reasonably believes is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1993, as amended, (“Rule 144A”) under the Securities Act of 1933) that purchases for its own account or for the account of a qualified institutional buyer and to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A; or

(5)
☐
outside the United States of America in an “offshore transaction” to a “non-U.S. person” within the meaning of Regulation S under the Securities Act of 1933 in compliance with Rule 904 under the Securities Act of 1933; or

(6)
☐
pursuant to Rule 144 under the Securities Act of 1933 or another available exemption from registration under the Securities Act of 1933.

Unless one of the boxes is checked, the U.S. Trustee will refuse to register any of the Notes evidenced by this certificate in the name of any Person other than the registered Holder thereof; provided, however, that if box (5) or (6) is checked and prior to the date specified in the Canadian Restricted Legend, if box (3) or (4) is checked, the Company or the U.S. Trustee may require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Company has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933 and prior to the date specified in the Canadian Restricted Legend, pursuant to exemptions from prospectus requirements under Canadian Securities Legislation, if applicable.

Your Signature

Signature Guarantee:

Date:
Signature must be guaranteed
by a participant in a recognized signature
Signature of Signature
guaranty medallion program or other
Guarantor
signature guarantor acceptable
to the U.S. Trustee

TO BE COMPLETED BY PURCHASER IF (4) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated:

NOTICE:                                                                        To be executed by an
executive officer

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Company pursuant to Section 4.10 or 4.14 of the Indenture, check the appropriate box below:

[ ] Section 4.10	[ ] Section 4.14
(Asset Disposition Offer)	(Change of Control Offer)

If you want to elect to have only part of this Note purchased by the Company pursuant to Section 4.10 or Section 4.14 of the Indenture, state the amount you elect to have purchased:

        $_____________
(integral multiples of $1,000, provided that the unpurchased portion must be in a minimum principal amount of $2,000)

Date:

Your Signature:
(Sign exactly as your name appears on
the face of this Note)
Tax Identification No.:
Signature Guarantee*:

* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the U.S. Trustee).

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE*

The initial outstanding principal amount of this Global Note is $__________. The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount ofdecrease in PrincipalAmount	Amount of increase in Principal Amount of this Global Note	Principal Amount of thisGlobal Note following such decrease or increase	Signature of authorizedsignatory of U.S. Trustee or Custodian

*This schedule should be included only if the Note is issued in global form.

EXHIBIT B

FORM OF SUPPLEMENTAL INDENTURE

TO BE DELIVERED BY SUBSEQUENT GUARANTORS

Supplemental Indenture (this “Supplemental Indenture”), dated as of [__________] [__], 20[     ], among _____________ (the “Guaranteeing Subsidiary”), a subsidiary of Eldorado Gold Corporation, a corporation incorporated under the laws of Canada (the “Company”), and Computershare Trust Company, N.A., a national banking association, as the U.S. Trustee and Computershare Trust Company of Canada, as the Canadian Trustee (together, the “Trustees”) and as collateral agent (in such capacity, the “Collateral Agent”).

W I T N E S S E T H

WHEREAS, each of the Company and the Guarantors (as defined in the Indenture referred to below) has heretofore executed and delivered to the Trustees and the Collateral Agent an indenture (the “Indenture”), dated as of June 5, 2019, providing for the issuance of an unlimited aggregate principal amount of 9.500% Senior Secured Second Lien Notes due 2024 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustees a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally Guarantee all of the Company’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein and under the Indenture; and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustees are authorized to execute and deliver this Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

1.           Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.           Guarantor. The Guaranteeing Subsidiary hereby agrees to be a Guarantor under the Indenture and to be bound by the terms of the Indenture applicable to Guarantors, including Article 10 thereof.

3.           Governing Law. THIS SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

4.           Waiver of Jury Trial. EACH OF THE GUARANTEEING SUBSIDIARY AND THE TRUSTEES HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE, THE INDENTURE, THE NOTES, THE NOTE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

5.           Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or ..pdf transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or .pdf shall be deemed to be their original signatures for all purposes.

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6.           Headings. The headings of the Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

7.           The Trustees. Neither of the Trustees nor the Collateral Agent shall be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiaries and the Company.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

[NAME OF GUARANTEEING SUBSIDIARY]

By:
Name
Title

COMPUTERSHARE TRUST COMPANY, N.A., as U.S. Trustee

By:
Name
Title

COMPUTERSHARE TRUST COMPANY OF CANADA, as Canadian Trustee

By:
Name
Title

COMPUTERSHARE TRUST COMPANY OF CANADA, as Collateral Agent

By:
Name
Title

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